SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For April, 2023
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Financial Statements as of

December 31, 2022 and 2021

Table of Contents - 2022 Financial Statements
Independent Auditor’s Report on the Financial Statements		F-3
Management Report		F-8
Statements of Financial Position		F-39
Income Statements		F-41
Statements of Comprehensive Income		F-42
Statements of Changes in Equity		F-43
Statements of Cash Flows		F-44
Value Added Statements		F-46
Notes to the Financial Statements		F-47
1.	Operations
2.	Basis of preparation and presentation of the financial statements
3.	Summary of significant accounting policies
4.	Changes in accounting practices and disclosures
5.	Risk management
6.	Key accounting estimates and judgments
7.	Cash and cash equivalents
8.	Financial investments
9.	Restricted cash
10.	Trade receivables
11.	Related-party balances and transactions
12.	Investments
13.	Investment properties
14.	Contract asset
15.	Intangible assets
16.	Property, plant and equipment
17.	Borrowings and financing
18.	Taxes and contributions
19.	Deferred taxes and contributions
20.	Provisions
21.	Labor and pension plan obligations
22.	Pension plan obligations
23.	Services payable
24.	Equity
25.	Earnings per share
26.	Business segment information
27.	Insurance
28.	Operating income
29.	Operating costs and expenses
30.	Financial income and expenses
31.	Other operating income (expenses), net
32.	Commitments
33.	Supplemental cash flow information
34.	Events after the reporting period
Executive Officers’ Statement		F-148
Fiscal Council’s Report		F-150
Summarized Annual Report of the Audit Committee		F-151

F-2

Independent Auditor’s Report on the Financial Statements

To the Shareholders, Board of Directors and Management of

Companhia de Saneamento Básico do Estado de São Paulo – SABESP

São Paulo – SP

Opinion

We have audited the financial statements of Companhia de Saneamento Básico do Estado de São Paulo – SABESP (“Company”), which comprise the balance sheet as of December 31, 2022, and the related statement of profit and loss, comprehensive income, changes in equity and cash flows for the year then ended, and notes to the financial statements, including a summary of the significant accounting policies.

In our opinion, the financial statements present fairly, in all material respects, the equity and financial position of Companhia de Saneamento Básico do Estado de São Paulo - SABESP as of December 31, 2022, its financial performance and cash flows for the year then ended, in accordance with the accounting practices adopted in Brazil and the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing (ISAs). Our responsibilities under those standards are further described in the “Auditors’ responsibilities for the audit of the financial statements” section of our report”.

We are independent of the Company, in accordance with the relevant ethical requirements set forth in the Code of Ethics for Professional Accountants and the professional standards issued by the Federal Accounting Council, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Key Audit Matters

Key audit matters (KAM) are those matters that, in our judgment, were of most significance in our audit of the financial statements for the current period. These matters were addressed in the context of our audit of the financial statements taken as a whole, and in forming our opinion on financial statements, and, therefore, we do not provide a separate opinion on these matters.

1. Contract assets and intangible assets – Recognition of cost in the period (Notes 3.7, 3.9, 6.2 (b), 14 and 15)

Why the matter was determined to be a KAM

The Company records expenditures from concession agreements as intangible assets and contract assets. Concession agreements represent the right to explore infrastructure, based on the accounting interpretation ICPC 01 (R1) - Service Concession Agreements (IFRIC 12), which provides for the obligation of building and/or operating the infrastructure (intangible asset or concession agreement asset) to provide public services on behalf of the granting authority, under the conditions defined in the agreement.

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The addition of expenditures to these lines in 2022 impacted the calculation of the construction cost and, consequently, in determining the construction revenue. The measurement of such expenditures is also affected by subjective elements due to the diverse nature of the expenses capitalized as part of the concession infrastructure, as well as of the level of judgement in determining the intangible assets and contract assets. Accordingly, we identified the capitalization of expenditures in the concession agreement asset and intangible assets as a critical area in our audit approach.

How the matter was addressed in the audit of the financial statements

Our audit procedures included, among others:

•	Evaluation of the design and operational effectiveness of the internal controls implemented by management for new infrastructure additions and management of the concession agreements.
•	Evaluation of the classification criteria of expenditures as concession agreement asset and intangible assets, including those related to the percentage of completion method.
•	Testing of the additions of the concession agreement asset and intangible assets to assess the nature of the expenditures and the correct classification.
•	Assess the nature of expenditures capitalized as concession agreement asset and their applicability to the criteria defined by the concession agreement and the accounting standards in effect.
•	Assess the transfers of assets under construction classified as contract asset for the operation (intangible assets).
•	Recalculation and analysis of rates for capitalized interest and recalculation of the construction margin.
•	Analysis of the consistency of the disclosures required in the notes to the financial statements.

Based on the procedures performed, we believe that the criteria used by the Company to capitalize expenditures to contract and intangible assets are reasonable, and the information presented in the financial statements is consistent with that analyzed in our audit procedures in the context of the financial statements.

2. Provisions for environmental risks (Notes 3.15, 6.2 (e) and 20)

Why the matter was determined to be a KAM

The Company is a defendant in judicial and administrative environmental lawsuits, arising from the normal course of its operations, related to fines applied by public and competent authorities on potential environmental damage caused by the Company in the municipalities where it operates. This area requires critical judgments and evaluations made by the management, supported by its legal counsel, in determining the estimates related to the recognition of liabilities, measurement of involved amounts, evaluation of the likelihood of loss in the various disputes and appropriate disclosure of existing lawsuits and litigations (contingent liabilities), in view of their relevance in relation to the financial statements.

The environmental claims classified as probable loss and subject to provision recorded in the financial statements amounted to approximately R$ 407 million as of December 31, 2022. Contingent environmental liabilities, therefore, not subject to recognition of provision according to the accounting practices adopted in Brazil, came to approximately R$ 3 billion as of December 31, 2022.

Certain laws and regulations in Brazil have high level of complexity and, therefore, the measurement, recognition, classification, and disclosure related to such lawsuits require a certain level of judgment by the Company’s management for the recognition of loss estimates and disclosures in its financial statements and, for this reason, we consider this issue to be a critical area in our audit approach.

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How the matter was addressed in the audit of the financial statements

Our audit procedures included, among others:

•	Evaluation of the design and operational effectiveness of the internal controls implemented by management for identification, measurement, and disclosure of the amounts of the environmental lawsuits.
•	Evaluation and challenges of the criteria and assumptions used in its measurement methodology, considering historical data and information, as well as the evaluation of the confirmations received from the Company’s legal counsel.
•	Discussions and meetings with the Company’s internal legal advisors to address the processes, controls, procedures, and measurement processes regarding the forecast of the environmental claims.
•	Evaluation of the disclosures made in the financial statements regarding the adherence to the applicable rules and the provision of information on the nature, exposure and amounts accrued or disclosed related to the environmental claims in which the Company is a party.

Based on our audit approach and on the procedures performed and evidence obtained, we understand that the criteria and assumptions adopted by the Company to record the provisions for environmental claims and related disclosures are appropriate in the context of the financial statements.

Other matters

Statements of value added

The statements of value added (“DVA”) for the year ended December 31, 2022, prepared under the responsibility of the Company’s management and presented as supplemental information for IFRS purposes, have been submitted to auditing procedures performed in conjunction with our audit of the Company’s financial statements. In forming our opinion, we evaluated if these statements are reconciled to the financial statements and accounting records, as applicable, and if its form and content are in accordance with the criteria defined in NBTCG 09 – Statement of Value Added. In our opinion, these statements of value added were appropriately prepared, in all material respects, according to the criteria defined in the technical pronouncement and are consistent with the financial statements taken as a whole.

Other information accompanying the financial statements and the auditor’s report

The Company’s management is responsible for this other information that is included in the Management Report. Our opinion on the financial statements does not cover the Management Report and we do not express any form of assurance thereon.

In connection with our audit of the financial statements, our responsibility is to read the Management Report and, doing so, consider whether the report is materially inconsistent with the financial statements, or our knowledge obtained during the audit, or otherwise appears to be materially misstated. If we conclude, based on the work we have performed, that there is a material misstatement in the Management Report, we are required to report this fact. We have nothing to report in this regard.

Responsibility of management and those charged with governance for the financial statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with the accounting practices adopted in Brazil and with International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB), and for such internal controls management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

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In preparing the financial statements, management is responsible for assessing the Company’s ability to continue as going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative to avoid doing so.

Those charged with governance are responsible for overseeing the financial reporting process in preparing the financial statements.

Auditor’s responsibility for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements taken as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Brazilian and International Standards on auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. In addition we:

•	Identified and assessed the risk of material misstatement of the financial statements, whether due to fraud or error, designed and performed audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve override of internal control, collusion, forgery, intentional omissions, or misrepresentations.
•	Obtained an understanding of internal control relevant to the audit to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.
•	Evaluated the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
•	Concluded on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.
•	Evaluated the overall presentation, structure, and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
•	Obtained sufficient and appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the financial statements. We are responsible for the direction, supervision and performance of the group audit and consequently, for the audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we may have identified during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements, including those regarding independence, and communicate to them all relationships and other matters that may reasonably be thought to bear on our independence, and, where applicable, related safeguards.

F-6

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements for the current year and are, therefore, the key audit matters.

We describe these matters in our auditor’s report unless a law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

São Paulo, March 23, 2023

Grant Thornton Auditores Independentes Ltda.

CRC 2SP-025.583/O-1

Elica Daniela da Silva Martins

Accountant CRC 1SP-223.766/O-0

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Companhia de Saneamento Básico do Estado de São Paulo - SABESP

2022 Management Report

MESSAGE FROM THE CEO

Sabesp’s purpose is its concern with people and the environment. Health does not exist without water and treated sewage. We are recognized as a company of excellence with a history of success and growth, as well as for facing major crises. In 2022, we invested R$ 5.4 billion, maintaining the historical level of around 30% of all investments made in water and sewage to Brazilian public and private companies.

The priorities of the recently-started management are customers; regulatory management; efficiency; innovation; environment; and new businesses.

Bringing universalization to all of our 375 municipalities, including people who live in communities and irregular settlements is our great challenge. We need an even more efficient company, more modern and innovative, and, most importantly, we need to be closer to people.

Our major highlight for 2022 was the New Pinheiros River. An emblematic socio-environmental transformation initiative that innovated in the management of performance agreements and engineering solutions to advance in informal urban centers of complex intervention and high vulnerability.

Extremely successful experiences like that should drive the design of new projects and the acceleration of universalization goals, such as the challenges we will face with the Tietê River cleaning project.

At a time when the sector is undergoing deep transformations, all of our potentials must be leveraged toward growth and efficiency gains. The more integrated structure provides opportunities to improve strategic planning, prioritize investments, and standardize the best practices and processes at the Company, such as the Centralized Services Center (CSC) project.

Innovation and environmental, social, and corporate governance actions and indicators will consist of transversal initiatives, as well as the smarter use of the large amount of data held by the company.

In this increasingly competitive scenario, the evolution of the business under the concept of the circular economy for the reuse of inputs from our activities consists of joint

F-8

opportunities that must be permanently pursued. The shared management of solid waste and the exploration of the energy potential of the operational complex make up the range of alternatives to be taken into consideration.

More than growing in a solid, innovative, and sustainable manner, the expansion on these fronts reinforces our contribution to the fight against the ever-increasing climate change.

In the regulatory scope, the timely adaptations to the requirements of the New Basic Sanitation Framework (Federal Law 14,026/2020) allowed us to progress with confidence in meeting contractual goals and accelerating universalization. We are currently reinforcing the company’s regulatory structure to meet the demands of the granting authority and the regulatory agency.

With stakeholder communication driven by transparency and clarity, the resources available must be better used. We must be increasingly aware of and responsible for the social role of our activities for the benefit of people and the environment.

We have a duty to society and, together, we will deliver increased quality of life and dignity to the entire population.

André Salcedo, CEO

F-9

SABESP IN FIGURES

375 MUNICIPALITIES directly served with water and sewage services

28.0 MILION CUSTOMERS supplied with water

10.1 MILLION WATER CONNECTIONS

8.6 MILLION SEWAGE CONNECTIONS

OPERATIONAL PRODUCTIVITY of 1,522 connections per employee

Water LOSS REDUCTION of 3 LITERS PER CONNECTION PER DAY

5 PHOTOVOLTAIC ENERGY PLANTS, totaling 6 MW of generation

30% of the INVESTMENTS go to SANITATION IN BRAZIL (SNIS 2021)

R$ 3.1 BILLION in PROFIT

R$ 22.1 BILLION of NET OPERATING REVENUE

EBITDA of R$ 7.1 BILLION

R$ 57.2 BILLION in ASSETS

R$ 39.1 BILLION in MARKET CAP

20 YEARS listing shares on B3’s NOVO MERCADO SEGMENT and NYSE

22nd ANEFAC TRANSPARENCY AWARD

F-10

MACROECONOMIC AND SECTOR CONTEXT

The year 2022 was marked by the control of the Covid-19 pandemic in Brazil and the gradual economic recovery with the trade, industry, and public sectors returning to normal operating levels and requiring more services from the Company.

Because of that, sanitation revenues grew, with the ratio between residential and non-residential customers getting closer to the profile seen before the pandemic, and the application of a 12.80% tariff adjustment established by the regulatory authority.

On the other hand, from the cost view, the Company faced a very challenging scenario. Despite the inflation’s downward trend over the year, contractual adjustments linked to price indexes put pressure on costs.

The international economic scenario with the outbreak of the war in Ukraine and the worsening of Covid-19 in China led to uncertainties and instabilities in global production chains, resulting in a new wave of inflation.

It is also worth noting the electricity costs that started the year under a water scarcity flag because of below-average long-term rainfall in 2020/2021 and early 2022. However, in mid-2022, the improved level of generation companies’ reservoirs put an end to the red flag and, at the end of the year, the enactment of Complementary Law 194/22, reduced ICMS rates on electricity, contributing to easing pressure on contracted prices.

Despite the reopening of the economy, the economic situation of families has not yet recovered. In 2022, the impoverishment of the population and default levels remained high in the economy as a whole, also impacting the Company. Internally, default levels improved compared to the most intense periods of the pandemic, but have not yet returned to previous levels. The number of families registered in CadÚnico increased. This new reality, together with technical aspects addressed by the Company to the regulatory authority, led to the opening of a Public Consultation for an Extraordinary Tariff Revision to recover the economic and financial balance.

The investments approved for the 2023 to 2027 period, totaling R$ 26.2 billion, keep Sabesp among the companies that invest the most in sanitation in Brazil. The Company continues with its strategy to boost investments focused on expanding sewage treatment networks without neglecting investments in water required to maintain the supply already universalized to the population, in line with the New Basic Sanitation Framework.

Regulation of Services and Tariffs

According to Federal Decree 10,710 of 2021, the São Paulo State Utility Services Regulatory Agency (Arsesp) attested for Sabesp’s economic-financial capacity to meet the goals established by the New Legal Sanitation Framework. We also formalized amendments to adjust/include the respective universalization goals for contracts lacking them.

The New Framework gave the Water National Agency (ANA) the power to issue reference standards containing guidelines for the regulation of public sanitation services in Brazil, which may be adopted

F-11

by sub-national regulatory agencies after the respective adhesion. The Company’s contracts are exclusively governed by Arsesp.

In this context, ANA and Arsesp periodically disclose regulatory agendas with matters that should be subject to future regulation. Sabesp actively participates in discussions on regulatory standards that impact its business. Among the topics on the regulatory agenda, in November 2022, ANA opened Public Consultation 008/2022 on the Reference Standard that will address the methodology to indemnify assets for the water and sewage segments, for which Sabesp presented its contributions. ANA has not yet reached a final decision on the matter.

Regarding the Company’s tariffs, compensatory adjustments are expected for the 2021-2024 cycle, due to the achievement - or not - of the projected required revenue, as well as possible adjustments in other variables (revenue risk limitation ± 2.5%).

In May 2022, the tariff adjustment of 12.8019% resolved by Arsesp came into effect. Given the need for adjustments for 2021 and 2022, because of the failure to achieve the authorized required revenue, Sabesp submitted requests for clarifications to Arsesp. In response, in December 2022, Arsesp started the Extraordinary Tariff Revision (RTE) and opened Public Consultation 14/2022, for which Sabesp presented its contributions. The final result of the RTE will be disclosed in April 2023.

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THE COMPANY

Sabesp is a publicly-held company controlled by the São Paulo State, founded in 1973, that provides environmental sanitation services.

It is currently one of the largest sanitation companies in Brazil, directly operating in 375 municipalities of the São Paulo State, serving a population of approximately 28.0 million people. In the municipalities of São Caetano do Sul (SP) and Mogi das Cruzes (SP), it supplies treated water on a wholesale basis and provides sewage treatment services.

The Company is headquartered in São Paulo and operates in the Metropolitan Region of São Paulo, the largest metropolitan region of Brazil, with around 21.4 million people.

Sabesp is also a minority shareholder of three other companies that provide water supply and sewage collection and treatment services, in addition to six other companies, in the sectors of energy, paving, and other sanitation-related services. More information on the investees is available in Note 12 to the Financial Statements.

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MAIN BUSINESSES

Sanitation services are divided mainly into water supply and sewage services. In 2022, Sabesp served its customers through 10.1 million water connections and 8.6 million sewage connections and billed 2,177.6 million m3 of water and 1,904.6 million m3 of sewage.

Water and sewage billed volume (1) per customer category – million m3
	Water			Sewage			Water + Sewage
	2022	2021	%	2022	2021	%	2022	2021	%
Residential	1,869.5	1,884.2	(0.8)	1,631.4	1,629.9	0.1	3,500.9	3,514.1	(0.4)
Commercial	182.1	169.6	7.4	175.9	159.0	10.6	358.0	328.6	8.9
Industrial	34.5	34.4	0.3	37.9	35.8	5.9	72.4	70.2	3.1
Public	43.7	35.9	21.7	38.9	31.4	23.9	82.6	67.3	22.7
Total retail	2,129.8	2,124.1	0.3	1,884.1	1,856.1	1.5	4,013.9	3,980.2	0.8
Wholesale (3)	47.8	49.7	(3.8)	20.5	15.8	29.7	68.3	65.5	4.3
Total	2,177.6	2,173.8	0.2	1,904.6	1,871.9	1.7	4,082.2	4,045.7	0.9

Water and sewage billed volume (1) per region – million m3
	Water			Sewage			Water + Sewage
	2022	2021	%	2022	2021	%	2022	2021	%
Metropolitan	1,430.9	1,440.9	(0.7)	1,263.9	1,255.7	0.7	2,694.8	2,696.6	(0.1)
Regional (2)	698.9	683.2	2.3	620.2	600.4	3.3	1,319.1	1,283.6	2.8
Total retail	2,129.8	2,124.1	0.3	1,884.1	1,856.1	1.5	4,013.9	3,980.2	0.8
Wholesale (3)	47.8	49.7	(3.8)	20.5	15.8	29.7	68.3	65.5	4.3
Total	2,177.6	2,173.8	0.2	1,904.6	1,871.9	1.7	4,082.2	4,045.7	0.9

(1)	Unaudited by external auditors;
(2)	Including coastal and interior regions; and
(3)	Wholesale includes volumes of reuse water and non-domestic sewage.

To fulfill its mission and implement its business plan, the Company has an investment program aimed to improve and expand its water supply and sewage collection and treatment systems, improve its operational efficiency, and increase and protect water resources.

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In 2022, the Company invested R$ 5.4 billion, as follows:

R$ million

	Water	Sewage	Total
Metropolitan Region of São Paulo	1,484.7	2,439.7	3,924.4
Regional Systems (interior and coastal areas)	680.9	784.3	1,465.2
Total	2,165.6	3,224.0	5,389.6

Between 2023 and 2027, the Company plans to invest approximately R$ 26.2 billion, R$ 8.9 billion of which in water supply and R$ 17.3 billion in sewage collection and treatment:

R$ million
	2023	2024	2025	2026	2027	Total
Water Supply	1,986	1,843	1,907	1,540	1,656	8,932
Sewage Collection	2,388	2,394	2,566	2,712	2,380	12,440
Sewage Treatment	644	714	1,084	1,183	1,217	4,842
Total	5,018	4,951	5,557	5,435	5,253	26,214

The Company’s operating performance is monitored by indicators that mainly consider Brazilian and international macroeconomic conditions, inflation and interest rates, availability of funds in Brazil and abroad to finance the sector, climate conditions, populational growth, obtaining of necessary environmental permits, and regulatory environment.

	Achieved	Goals
	2022	2022	2023	2024	2025	2026	2027
Water Supply (%)(1)	94	95	95	95	96	96	96
Sewage Collection (%)(1)	85	86	86	87	88	89	89
Water Supply Coverage (%)(1)	98	98	98	98	99	99	99
Sewage Collection Coverage (%)(1)	92	93	93	94	95	95	95

F-15

Households Connected to Sewage Treatment (%)(1) (2)	83	82	87	88	88	89	89
New Water Connections (thousand)	183.5	192	190	190	190	190	190
New Sewage Connections (thousand)	226.5	220	230	230	230	230	230
IPDt (liters/connection/day)	249	250	248	245	245	244	244

(1) For methodological reasons, it includes a variation margin of plus or minus 2 percentage points.

(2) Household is the term used for the building or the subdivision of a building, with occupancies proven to be independent of each other, that collectively use a single water supply and/or sewage collection connection.

F-16

Water Supply and Water Security

Sabesp supplies a population of around 28.0 million people through a distribution network of 91.6 thousand km, bringing water treated in its 237 treatment stations to consumers in 375 municipalities of the São Paulo State.

In 2022, Sabesp produced 2,857.9 million m³ of water, with the services coverage rate reaching 98% and the service rate totaling 94% in the area operated.

Long-term planning, higher adaptation to uncertainties by increasing water infrastructure, strategic risk management, and rational and conscient use of water are some of the main actions implemented by Sabesp to ensure water supply to the population served.

The Metropolitan Region of São Paulo (MRSP) is, unquestionably, the most complex to operate. Susceptibility to climate variations, high population concentration, and geographic location impact the region’s low water availability, which is considered critical.

To address this problem, Sabesp makes use of the Metropolitan Water Program, whose structure plan is based on the supply x demand forecast of the Water Supply Master Plan, which considers historical data, future scenario expectations, and risk parameters, which were updated after the 2014-2015 water crisis.

The Integrated Metropolitan System (SIM) is composed of a solid water infrastructure consisting of nine production systems, which, together with the Guarulhos’ supply system, serves the MRSP. The total capacity of the water sources available for treatment in the area is 82.7 m³/s and the maximum capacity granted is 80.7 m³/s. In 2022, the average monthly production of water to serve the MRSP was 61.6 m³/s. The water storage rate reached 53% at the end of 2022, compared to 38.2%, in 2021. The increased resilience of SIM together with the awareness for more rational consumption habits, especially after the 2014-2015 water crisis, mitigated the pressure on springs and other sources. In 2022, consumption averaged 117 liters/inhabitant/day in the residential category in the MRSP. This rate is 14.7% lower than the 135 liters/inhabitant/day recorded in the average of 2013, before the crisis.

Water sources are permanently managed at the Control Centers, which have a Decision Support System that collects real-time data through sensors installed in strategic places. This set of data allows for designing daily operational scenarios and long-term strategic hydrological models. To anticipate potential risks related to the operation, Sabesp also has a strategic and operational risk management structure and contingency plans for unavoidable incidents.

Outside the MRSP, the areas operated by Sabesp manage water resources in different manners. In the interior, supply suffers less pressure because of the existence of different sources of supply, which include 1,232 wells to collect water and lower population. In municipalities facing a more critical situation, we are implementing treatment stations and dams that should ensure water security for the coming decades.

In the coastal region, the Company continues expanding the water structure to improve services to the local population and the large number of tourists that overloads the system with high

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consumption peaks in summer periods. In the Santos coastal area, where water availability is limited, we use an integrated system similar to that used in the MRSP, which, despite the lower scale, allows transferring water among regions of lower and higher demand during more critical periods, and we continue focusing on storing water to regularize supply in consumption peaks during summer.

Furthermore, to reduce the volume of treated water that escapes from distribution networks before reaching customers, the Corporate Program on Loss Reduction focuses on the renewal of networks and branches and the implementation of pressure control valves in defined regions, making it easier to identify any problems. The networks are also scanned using technology to identify leaks and water theft and manage nighttime demand, which consists of lowering water pressure in the distribution network at night when demand is lower.

Real losses, which correspond to pipeline leaks, totaled 19.1% in 2022. Commercial losses (water consumed but not accounted for), caused by frauds, failures in the commercial registry, and under-measurement of water meters, accounted for 9.7% in the year. The sum of these two indicators results in total losses, which came to 28.8% in 2022.

Water reused from sewage treatment also aims at increasing the sustainability of water resources, especially in a scenario of growing climate pressure. Water is reused in industrial activities and for urban needs, such as the cleaning of streets and street markets, and irrigation of parks. Reuse water reached around 12.2 million m³ in 2022 in the São Miguel Paulista, Jesus Netto, and Parque Novo Mundo Sewage Treatment Stations (STS), and Aquapolo.

Water quality control

Ensuring the delivery of quality water is the greatest asset we can offer our customers and one of the greatest assets of our business, and requires careful monitoring throughout the entire process, from collection and treatment to points of distribution and consumption.

The quality of water treated and distributed is inspected by the Sanitary Surveillance Center of the São Paulo State and monitored by the Company through samples analyzed in our laboratories every week or every month. This process includes around 70 thousand monthly analyses that measure turbidity, color, chlorine, and total coliforms, among more than 90 other parameters that are analyzed in our 16 regional health control laboratories, accredited with ISO 17.025 and certified by INMETRO. We also have laboratories located inside the stations.

Expansion of Sewage Services

The sewage collection and transportation network operated by Sabesp has around 63.6 thousand km and carries sewage to be treated in its 581 STSs, which, in 2022, ensured the sewage collection coverage rate of 92%, sewage service rate of 85%, and that 83% of the units were connected to the sewage treatment service, resulting in approximately 24.7 million people served.

To continue progressing, the Company holds actions and has structuring programs to expand the sewage collection and treatment structure, as well as the connections of households to the collection and treatment system.

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In the Metropolitan Region of São Paulo, the most complex in terms of expansion of the health structure in the operated area, Sabesp has been counting on the Tietê Project since 1992 to expand the sewage collection and treatment infrastructure. The project has already provided collection and treatment services to more than 12 million people.

Until 2022, the Company invested US$3.5 billion in the project, which led to growths of 85% in the rate of sewage collected and treated in 2022, and more than 90% in the coverage rate of households connected to the collection network in the same period.

The New Pinheiros River Program, an expansion of the Tietê Project, ended in 2022 with more than 650 thousand properties connected to the sewage treatment system, representing approximately 2 million more people with sewage services in the cities of São Paulo, Taboão da Serra, and Embu das Artes since 2019. This result translates into a cleaner and livelier river that was reintroduced to the city of São Paulo.

With the Clean Stream Program, an initiative in partnership with the São Paulo Municipal Government, Sabesp has already cleaned and maintained 161 streams in the São Paulo capital, benefitting more than 3.6 million people. In 2022, four streams were cleaned.

In the coastal area of the São Paulo State, the Company maintains the Onda Limpa Program, the largest environmental health program on the Brazilian coast focused on the expansion of the sewage collection and treatment infrastructure in the metropolitan region of the Santos and North coastal regions. The purpose of the program is to universalize swage services in the region, contributing to improving health, quality of life, and beach bathing quality, benefitting approximately 3.5 million people, including the local population and tourists that visit the region, mainly during summer.

In the Santos coastal region, the program is in its second stage and the investments made increased the sewage collection coverage rate from 53% to 85%, while the treatment rate of sewage collected came to 100%.

The third stage of the Onda Limpa Program on the Santos coastal region will be implemented between 2026 and 2033 and aims to achieve the rates established by the New Sanitation Framework. In the North coastal region, the program started in 2019 to intensify investments in sanitation in the four municipalities of the region, namely Caraguatatuba, São Sebastião, Ubatuba, and Ilhabela.

In the interior region, nearly all municipalities operated have universalized service rates, and the Company focuses on expanding the infrastructure to isolated communities, outside the urban centers.

Sabesp’s investments and efforts to improve the quality of services and expand the sewage collection and treatment structure can be seen, for instance, by the presence of municipalities operated by the Company in Instituto Trata Brasil’s 2022 Sanitation Ranking. Out of the 20 best cities in the country, five are served by Sabesp.

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Relationship with Customers

With a shared and closer look at consumer needs, we seek to prioritize and include the main expectations in our strategic decisions to maximize the benefits of the services offered and improve our customers’ experience and satisfaction.

In 2022, we consolidated the use of a new commercial platform that integrates and incorporates new technologies such as Analytics, AI, IoT, Omnichannel, and RPA, among others. The new technology ensured continued improvement to processes, better customer experience, and enabled the management of analytic information to focus on user satisfaction and service quality.

In addition to our network of 407 branches, we have 24-hour service digital channels, the Sabesp Mobile app, WhatsApp Sabesp, Chat Bot, a mobile service with vans parked in different locations to facilitate customers’ lives, and the Ombudsman Channel, which is responsible for accepting, analyzing, and solving dissatisfactions and difficulties not solved by the other channels. Over 2022, the Ombudsman Channel received more than 126.3 thousand reports, 99% of which were solved.

In July 2022, we implemented the new cloud-based service platform that provides more stability for the relationship with Sabesp’s customers, in addition to supporting the new Omnichannel (simultaneous and interconnected use of different communication channels) management tools and channels.

In 2022, the Customer Satisfaction Survey showed an approval rate of 83%, maintaining the average of more than 80% recorded in the last few years.

Innovation and New Businesses

In 2022, we made progress in structuring innovation within the Open Innovation concept, which is based on the identification of technological requirements and the building of innovative solutions by sharing knowledge within Sabesp and between the company and the market. We advanced to the testing phase with the implementation of innovation cells in some business units to further capillarity and employee participation.

A platform to connect Sabesp with the productive sectors of the market, including startups and universities, is being implemented to share demands, get ideas, and develop technological solutions, and it may also be used for specific public calls. The platform will have an interface dedicated to the internal public, who will be able to contribute with their ideas, as well as innovative solutions generated by the needs of everyday life, encouraging creativity, knowledge, and participation of employees from the various areas of the Company.

A significant part of the projects focused on innovation is possible through the execution of cooperation agreements. Within this context, through a partnership with FAPESP (São Paulo State Research Support Foundation), under the scope of PIPE (Small Business Innovative Research Program), the first call aimed at accelerating startups was held in 2022. It is a pioneering opportunity in Brazil for companies with this profile that offer innovative sanitation projects.

The Company has been making efforts to leverage innovative projects aimed at the circular economy, a management model that aims at optimizing the recovery of resources in processes, in

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compliance with ESG principles, such as the use of biomethane for vehicular use and agricultural application of sludge, among others. The contracting of specific studies for the systemic replication in other six large STSs of the successful model implemented in Franca, which integrates the liquid, solid, and gaseous phases of the sewage treatment, is being prepared for a bidding process.

Furthermore, the Company invested in partnerships with the private sector, diversifying and expanding its operation through three Special Purpose Entities (“SPEs”) to take advantage of the synergies among sanitation-related processes. The acquisition of an equity interest in FOXX URE Barueri for the creation of the first power generation plant based on incineration of solid urban waste in Brazil; the creation of Cantareira SP Energia S.A., aimed at photovoltaic energy generation; and the creation of Infra Next for the construction of a cold asphalt production plant. These are important steps toward diversification and the expansion of environmental services.

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PEOPLE MANAGEMENT

At the end of 2022, our staff totaled 12,299 employees divided into operational, technical, university, and managerial categories, taking into consideration the level of education, professional experience, the complexity of duties, and technical qualification. Our workforce is composed of 9,905 men (80.5%) and 2,394 women (19.5%).

We adopt a wage policy linked to the Jobs and Salaries Plan that attracts, retains, and trains qualified and committed professionals, offering career and compensation possibilities compatible with the market. Aiming to increase engagement and recognize our talents, in addition to the legal benefits, we also offer our employees meal vouchers, food vouchers, Christmas baskets, private pension plans, medical assistance, and educational assistance.

All employees annually undergo an Evaluation of Skills and Results that lead to the creation of the Individual Development Plan. Between 2019 and 2022, around 13.8 thousand employees were promoted as a result of this process.

The Company annually establishes the Profit-Sharing Program (PPR) to encourage employees to achieve the organization’s goals. PPR 2022 used the Company’s total and sectorial performance indicators for 2021, and 93.2%, on average, of the goals, were achieved.

To encourage the training and development of its employees, Sabesp has three main fronts, namely Leaders Development Program, the Corporate University, which aims to train and develop employees through virtual courses, and the More Knowledge Program, which offers educational subsidies for professional certification exams, high school technical courses, under-graduate and graduate certificates, university extension courses, and language courses to increase employees’ education and qualification. In 2022, 1,152 grants were awarded, with investments of more than R$ 5.2 million.

We want our employees to have equal professional opportunities and seek to address diversity in a fair and balanced manner. In this context, in 2022, we intensified the Diversity and Inclusion Journey to create a Diversity and Inclusion Policy and indicators at Sabesp. We started the journey with awareness-raising lectures and carried out the Diversity and Inclusion Maturity Diagnosis, which indicated a favorable environment for the continuation of the Journey and the proposal of social commitments and affirmative actions.

Sabesp restrains prejudice related to origin, race, gender, color, sexual orientation, age, religious belief, or any other form of discrimination. In case of non-compliance with our Code of Conduct and Integrity, we make available the Whistleblower Channel, which operates autonomously and confidentially. The channel is available for all employees and receives reports on harassment or discrimination.

The Harassment Verification Committee checks the content of the reports and, if discrimination is identified, the accused employee is subject to disciplinary measures. Even if the report is unfounded, the Harassment Verification Committee tends to suggest to the area of origin the implementation of an Action Plan to guide, sensitize, and raise awareness among employees.

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The Company has historically maintained a good relationship with representative entities, seeking to meet the main employee demands, always respecting the limits of its financial capacity and legal and governmental guidelines. In its labor relations, the Company prioritizes negotiation as a means of resolving conflicts, substantially reducing the occurrence of strikes. Of the total employees, approximately 65% are union members.

In May 2022, Sabesp and the Unions signed the 2022/2023 Collective Bargaining Agreement, valid until April 2023. The clauses of the previous agreement were maintained and a salary and benefit adjustment of 12.26% (IPC/FIPE accumulated from May 2021 to April 2022) was applied. The turnover rate stood at 1.8% in 2022.

The transformation process of the Company’s Organizational Culture, aimed at strengthening innovation and focus on results, continued progressing through engagement and identification of opportunities and initiatives for change. The new cultural mapping performed in 2022 indicated perceptive progress in the culture maturity.

At Sabesp, caring for employees’ safety and health is an essential factor to increase productivity and service quality, achieve better results, and promote their well-being.

For this reason, we have an Occupational Health and Safety Management System that follows the rules established in the Regulatory Standards of the Ministry of Labor and Social Security, with elements based on ISO 45001 – Occupational Health and Safety Management System.

Despite continuous efforts, 153 occupational accidents occurred in 2022, with a frequency rate of 8.8 accidents per million man-hours worked and a severity rate of 169 accidents per million man-hours worked. The absenteeism rate stood at 2.6% in 2022.

Seeking to improve the practices to prevent accidents and diseases, the Company is developing the Safety Culture Project, which includes a complete diagnosis of the adherence to Occupational Health and Safety practices, with the development of a transformation plan to achieve significant improvement in the management and cultural development of Occupational Health and Safety practices.

At the same time, based on data from an Organizational Climate Survey, we identified a positive ratio between the amount of feedback received by employees from their superiors and the favorability of the work environment. In this sense, we encourage the increase of that practice to create a culture of feedback among the Company’s different organizational levels, improving relationships.

According to the Organizational Climate Survey, we obtained a favorability rate of 72%, which led the Company to win, for the second time, the Good Company to Work For seal, granted by the GPTW – Great Place to Work®.

For further information on people management at Sabesp, see the Sustainability Report at https://ri.sabesp.com.br/a-companhia/relatorio-de-sustentabilidade/.

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ECONOMIC AND FINANCIAL PERFORMANCE

In 2022, the Company reported a net income of R$ 3.1 billion, compared to the R$ 2.3 billion recorded in 2021, an increase of R$ 815.4 million, or 35.4%.

The net operating revenue (which includes construction revenue) totaled R$ 22.1 billion, an increase of 13.2% over 2021.

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The gross operating revenue from sanitation services, which excludes construction revenue, totaled R$ 18.6 million in 2022, an increase of R$ 2.3 million (+14.3%) over the R$ 16.3 billion recorded in 2021.

The main factors responsible for the gross operating income increase were the 12.8% tariff adjustment applied since May 2022; a 0.9% increase in total billed volume; and a higher average tariff due to higher volume billed in the non-residential categories.

Construction revenue increased by R$ 487.1 million (+11.1%) over 2021, due to higher investments made.

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In 2022, general costs, administrative and selling expenses, and construction costs increased by 13.3% (R$ 2.1 billion). Excluding construction costs, the increase was 14.2% (R$ 1.6 billion).

The share of administrative and selling expenses and construction costs as a percentage of net revenue was 79.1% in 2022, compared to the 79.0% recorded in 2021. For more information on the breakdown and changes in costs and expenses, see the Results Press Release, available on the Company’s website at https://ri.sabesp.com.br/informacoes-financeiras/central-de-resultados/.

Adjusted EBITDA increased by 11.2%, from R$ 6,372.7 million in 2021 to R$ 7,087.7 million in 2022, and the adjusted EBITDA margin reached 32.1%, compared to 32.7% recorded in the previous year. Excluding the effects of revenue and construction costs, the adjusted EBITDA margin reached 40.6% in 2022, compared to 41.5% in 2021.

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Adjusted EBITDA Reconciliation[1] (Non-accounting measures) (R$ million)
	2022	2021	2020	2019	2018
Net income	3,121.3	2,305.9	973.3	3,367.5	2,835.1
Financial result	372.4	927.4	3,166.4	1,033.7	1,264.3
Depreciation and amortization	2,450.8	2,253.3	2,037.1	1,780.2	1,392.6
Income tax and social contribution	1,151.5	864.3	352.7	1,310.4	1,077.3
Other net operating income/expenses[2]	(8.3)	21.8	(107.7)	18.7	(28.7)
Adjusted EBITDA	7,087.7	6,372.7	6,421.8	7,510.5	6,540.6
Adjusted EBITDA margin	32.1	32.7	36.1	41.8	40.7
Construction revenue	(4,863.8)	(4,376.7)	(3,716.6)	(2,946.6)	(2,802.7)
Construction costs	4,754.4	4,278.3	3,630.1	2,881.4	2,739.7
Adjusted EBITDA excluding revenue and construction costs	6,978.3	6,274.3	6,335.3	7,445.3	6,477.6
Adjusted EBITDA Margin excluding revenue and construction costs	40.6	41.5	45.0	49.5	48.8

1Adjusted EBITDA corresponds to net income before: (i) depreciation and amortization expenses; (ii) income tax and social contribution (federal income taxes); (iii) financial income; and (iv) other net operating expenses. Adjusted EBITDA is not a measure of financial performance according to the accounting practices adopted in Brazil, or IFRS - International Financial Reporting Standard; thus, it should not be considered individually or as an alternative to net income, as a measure of operating performance, an alternative to operating cash flows, or a liquidity measure. Adjusted EBITDA does not have a standardized definition, and the Company's definition of Adjusted EBITDA may not be comparable with those used by other companies. The Company's management believes that Adjusted EBITDA provides a useful measure of its performance, which is widely used by investors and analysts to assess performance and compare companies. The calculation of adjusted EBITDA by other companies may differ from the Company. Adjusted EBITDA is not part of the financial statements.

Adjusted EBITDA is intended to present an indicator of operational economic performance. Sabesp’s Adjusted EBITDA corresponds to net profit before net financial expenses, income tax and social contribution (federal taxes on income), depreciation and amortization, and other net operating expenses. Adjusted EBITDA is not a financial performance indicator recognized by the Corporation Law Method and shall not be considered individually or as an alternative to net income as a measure of operating performance, as an alternative to operating cash flows, or as a liquidity indicator. Sabesp's Adjusted EBITDA serves as a general indicator of economic performance and is not affected by debt restructuring, interest rate fluctuations, changes in tax burden, or depreciation and amortization levels. As a result, Adjusted EBITDA serves as a suitable instrument to compare operating performance on a regular basis. In addition, there is another formula to calculate the Adjusted EBITDA that is adopted in some financial commitment clauses. The Adjusted EBITDA provides a better understanding not only of operating performance but also of the ability to meet the Company's obligations and raise funds for investments in capital assets and working capital. Adjusted EBITDA, however, has limitations that prevent it from being used as a profitability indicator because it does not take into account other costs resulting from Sabesp's activities or some other costs that may considerably affect its profits, such as financial expenses, taxes, depreciation, capital expenditures, and other related charges.

2 Other net operating income/expenses refer mainly to the write-off of property, plant and equipment, provision for loss with intangible assets, loss with economically unfeasible projects, deducted from sales revenue of property, plant and equipment, sale of notices, indemnifications and refund of expenses, fines and collaterals, property leases, reuse water, Pura and Aqualog projects and services.

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Fundraising and Indebtedness

Sabesp has a consolidated reputation in the capital market and solid relationships with public banks and multilateral Brazilian and international agencies. This mix and diversity of sources provide us with an extended debt amortization profile, at costs compatible with our investment cycle, especially credit lines granted by official Brazilian banks and multilateral credit organizations, as well as through the increasing issue of incentive debentures in the capital market.

In 2022, the Company prioritized the contracting of debt in local currency, totaling R$ 2.2 billion, whose proceeds were used to finance its investment plan, recompose cash, and refinance financial commitments. Moreover, R$ 607.4 million related to reimbursements for financing investments already contracted in previous years were recorded.

On March 18, 2022, we held the 30th Issue Debentures, in two series, totaling R$ 1.0 billion. The first and second series will mature in March 2027 and March 2029, respectively. The first series, totaling R$ 500.0 million, yields CDI + 1.30% p.a., with semi-annual interest payments. The second series, totaling R$ 500.0 million, yields CDI + 1.58% p.a., also with semi-annual interest payments. The proceeds from the issue were used to refinance financial commitments overdue in 2022 and to recompose and reinforce the cash position.

On July 15, 2022, the Company raised R$ 470.0 million with the Inter-American Investment Corporation (IDB INVEST). The proceeds raised from this contract will be exclusively used to cover the expenses of the Tietê River Cleaning Project. The principal will be amortized every six months in June and December, starting in June 2023 and ending in June 2036. Interests mature semi-annually in December and June, starting in December 2022 and ending in June 2036, at CDI + 2.5% p.a.

On July 26, 2022, Sabesp raised R$ 760.0 million with the International Finance Corporation (IFC). The funds were used in investments related to the New Pinheiros River Program, improvement of sanitation services in the coastal regions of the São Paulo State, and water supply in municipalities located in the coastal areas of the São Paulo State and the suburbs of the city of São Paulo. The principal will be amortized every six months in April and October, starting in April 2023 and ending in April 2032. Interests mature semi-annually in October and April, starting in October 2022 and ending in April 2032, at CDI + 2.0% p.a.

In 2022, the risk rating agencies have not changed the Company’s ratings, which remain as ‘AAA’ on the national scale.

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	Fitch	Moody’s	S&P
National Scale	AAA(bra)	AAA.br	brAAA
Global Scale	BB (foreign currency) BB+ (local currency)	-	BB-

In the fiscal year ended December 31, 2022, the Company met all the requirements (covenants) of its borrowings and financing agreements. The table below shows the most restrictive clauses in 2022:

Covenants
Adjusted EBITDA / Adjusted Financial Expenses	Equal to or higher than 2.80
EBITDA / Financial Expenses Paid	Equal to or higher than 2.35
Adjusted Net Debt / Adjusted EBITDA	Equal to or lower than 3.80
Net Debt / Adjusted EBITDA	Equal to or lower than 3.50
Total Adjusted Debt / Adjusted EBITDA	Lower than 3.65
Other Onerous Debt(1) / Adjusted EBITDA	Equal to or lower than 1.30
Adjusted Current Liquidity	Higher than 1.00

(1) The contractual definition of “Other Onerous Debts” corresponds to the sum of pension plan obligations and healthcare plan, installment payments of tax debts, and installments payments of debts with the electricity supplier.

Total debt increased by 6.9% in 2022, from R$ 17.7 billion in 2021 to R$ 19.0 billion in 2022. Total indebtedness denominated in foreign currency fell by 15.8%, from R$ 3.3 billion in 2021 to R$ 2.8 billion in 2022, accounting for 14.6% of the Company's total debt at the end of the period (18.6% in 2021).

Amortization in local and foreign currencies totaled R$ 1.5 billion in 2022.

At the end of 2022, we had R$ 16.7 billion in long-term debt, R$ 2.5 billion of which was in foreign currency. Short-term debt totaled R$ 2.2 billion, of which R$ 312.6 billion was in foreign currency.

Stock Market

The Brazilian market closed 2022 with the Ibovespa index at 109,404 points, an increase of 4.69%. The appreciation of the stock market was below the inflation accumulated for the year, of 5.79%, therefore, with negative results for the market in general.

In the year when Sabesp celebrates 20 years of listing its shares on the New York Stock Market and B3’s Novo Mercado Segment, its shares stood out from the other companies participating in Ibovespa, mainly due to market agents' expectations regarding the developments with the result of

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the state election, and as a result of the new legal framework of the sector and forecasts of future business generation. Sabesp’s shares appreciated by 42.3% over the previous year and priced at R$ 57.16, with a market cap of R$ 39.1 billion.

The annual financial volume increased by 47.1% over the previous year. However, the participation of individual investors fell to less than 2% in 2022, as opposed to the growth in the number of institutional investors.

The American Depositary Receipts (ADRs) appreciated by 45.2% under the same fundamentals of the local market and the 5.3% depreciation of the U.S. dollar, which may be related to the decrease in the number of shares traded at NYSE, reducing the participation in Company’s capital ownership from 15.3% to 12.1%. The S&P 500 and Dow Jones market indexes depreciated by 19.4% and 8.8%, respectively, in the same period.

The Company is still part of the main B3 indexes and continues to be monitored by the main financial institutions in the market.

Dividends

According to the Company's Bylaws, the common shares are entitled to minimum mandatory dividends, corresponding to 25% of the net profit for the fiscal year, obtained after the deductions determined or allowed by law, and can be paid as interest on own capital.

The dividend distribution policy foresees that the payment of minimum mandatory dividends will be maintained until the universalization of the basic sanitation services is reached in the operated area and, when paid as interest on own capital, the income tax rate charged on the amount payable to shareholders will be considered additional minimum dividends.

Regarding the year 2022, Sabesp paid dividends as interest on own capital totaling approximately R$ 644.3 million for 2021, corresponding to approximately R$ 0.9427 per common share, a payout of 27.9%, and a dividend yield of 2.3%.

For 2022, the Board of Directors approved the proposal to pay interest on capital, totaling R$ 872.2 million, corresponding to R$ 1.2760 per common share, a payout of 27.9%, and a dividend yield of 2.2%, with payment scheduled for June 26, 2023.

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SUSTAINABILITY STRATEGY

In 2022, we created an Integration Committee to boost the agenda involving environmental, social, and governance (ESG) matters. These are urgent and important topics that have been addressed by Sabesp in the last few years but are now seen in a more integrated way, increasingly progressing in terms of sustainable practices and new market opportunities.

The good management of ESG principles enables reducing risks, discussing sustainable guidelines and metrics, and strengthening the brand image before society, resulting in social-environmental responsibility, reputation, and higher credibility.

It is worth noting that the Sustainable Development Goals (SDG), established in the UN’s Agenda 2030, are already internally addressed and align the Company with urgent global requirements. We are signatories to the UN Global Company and have had, for two years, a partnership agreement with UNFCCC – United Nations Framework Convention on Climate Change, and joined the São Paulo Environmental Agreement.

Below are the Company’s main ESG practices and projects. These and other initiatives are available in detail in the Sustainability Report, on the Company’s website at https://ri.sabesp.com.br/a-companhia/relatorio-de-sustentabilidade/.

Environment

With ESG factors increasingly present in our strategy, environmental management, conducted in an integrated manner, has strengthened our commitment to environmental quality and sustainable sanitation services. The work is based on corporate programs, initiatives aimed at environmental compliance, the consolidation of a culture aimed at protecting the environment, and the sustainability of the Company’s operations.

According to the guidelines of Sabesp’s Institutional Environmental Policy, environmental programs are monitored by a deliberative Environmental Committee composed of senior management representatives.

Sabesp maintains Corporate Programs for Obtaining and Maintaining Environmental Licenses for Sewage Pumping Stations (SPSs), Water Treatment Stations (WTSs), and Sewage Treatment Stations (STSs), which have made it possible to meet these licensing agency's requirements and structuring the processes for renewing and maintaining these legal documents. To this end, since 2017, Sabesp has had a program formalized with CETESB for the SPSs, and, in 2022, the Company formalized a similar program for the WTSs and STSs.

Similarly, the Company has a Corporate Program for Obtaining and Maintaining Water Resource Use Grants that include water collection and discharges, and dams, which is key to ensuring access to the main raw material for public supply and provides the elements necessary to subsidize the process of use, management, and payment for water resources under its scope of operation.

For balancing public civil actions and environmental investigations that involve the Public Prosecution Office, Sabesp has sought the formalization of Consent Decrees and Judicial

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Agreements, benefitting the planning and execution of works within feasible deadlines, integrating these obligations to the Company’s budget priorities.

To offset the environmental impact caused by the expansion of sanitation systems, the Company formalizes obligations with the environmental authority through Terms of Commitment for Environmental Recovery. To this end, since 2017, Sabesp has had a corporate program focused on forest recovery by planting and maintaining one million seedlings of regional native species for 10 years. Until 2022, around 742 thousand seedlings were acquired, of which approximately 632 thousand (85.2%) have already been planted and are currently under maintenance.

This program has already allowed Sabesp to exceed the number of seedlings planted required to meet the obligations already committed, contributing to the formation of banks of areas planted that can meet future licensing obligations.

Furthermore, aiming at monitoring and controlling impacts on biodiversity, the Company manages possible impacts resulting from the implementation of the infrastructure necessary to provide services even during the environmental licensing phase of the projects and is aligned with the requirements of environmental legislation at the federal, state, and municipal levels.

Accordingly, it is possible to define, where applicable, plans and/or programs that have measures to prevent or mitigate impacts. Among them, we can mention the Programs for Fauna Monitoring, Wild Fauna Conservation, Rescue and Salvage of Wild Fauna, Forest Management and Replacement, and Monitoring Water Quality and Aquatic Life.

To elevate the Company to a condition of environmental excellence, it is necessary to invest in preventive actions toward sustainability, through actions aimed at the environmental matter, such as the programs described below, the other programs previously mentioned, and a Corporate Training Plan for Environmental Management.

In 2009, we started the voluntary implementation of the Environmental Management System (EMS) in the WTSs and STSs, aiming at improving the efficiency of the systems, managing risks, and implementing preventive actions to avoid impacts on the environment. The EMS is currently implemented in 622 WTSs and STSs, accounting for 74% of the stations in operation. Of the total, 36 units are certified under ISO 14001, with the maintenance of the certification obtained in 2022.

The Sustainable STSs Corporate Program, implemented in 2019, aims to develop and disseminate the culture of sustainability by implementing actions that make it possible to transform the byproducts generated at the STSs such as biogas, sludge, and effluents, into sustainable resources, considering their energy use, providing greater emphasis on initiatives that aim at contributing to the reduction of greenhouse gas emissions.

Currently, 11 sewage treatment stations have Sustainability Seals. According to the program goals, 44 STSs are expected to receive Sustainability Seals by 2024, and the scope should be expanded for the next few years.

Together with health infrastructure expansion, we maintain a Corporate Environmental Education Program (PEA Sabesp), the Sabesp 3Rs Program aimed at good management practices of waste generated in administrative areas, and community engagement programs, through which our

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agents promote workshops, courses, visits, and events to encourage collective engagement in the creation of a healthier urban environment.

Corporate Climate Strategy

Sabesp operates in the State with the highest population concentration in Brazil, which already poses great challenges to supplying treated water to the 375 municipalities directly served.

Long-term planning, higher adaptation to uncertainties by increasing water infrastructure, strategic risk management, and rational and conscient use of water are some of the main actions implemented by the Company to ensure water safety for the population of the municipalities served.

Accordingly, considering the challenges related to global climate change, the Company’s strategy to tackle climate change is organized on two main fronts, the first of which is the pursuit of adaptation and resilience to extreme events, mainly including investments in water infrastructure, operational technology, and long-term planning to increase water security and resilience to the effects of extreme events.

The other front is taken into consideration through the Corporate Program for the Management of Greenhouse Gas Emissions (GHG), which includes several activities, such as GHG emission inventory, actions and projects to reduce emissions, carbon studies in forests, training, climate risk evaluations, and adhesion to Brazilian and international initiatives on the matter.

The GHG emissions inventories that include scopes 1, 2, and 3, follow the methodology of the Intergovernmental Panel on Climate Change (IPCC), and have been prepared since 2007, with sewage treatment being the main source of our emissions (85.0%), similar to other Brazilian companies of the sector. Electricity consumption accounts for 13.7% of the total while other activities account for approximately 1.3%.

To improve our medium-and long-term strategy, the engagement of a consulting firm to prepare a plan of goals to reduce GHG emissions is under a bidding process. The plan also complies with State Decree 65,881/2021, which provides for the adhesion of the São Paulo State to the UN’s “Race to Zero” and “Race to Resilience” campaigns.

As for reducing emissions, additional efforts toward the universalization of sewage treatment are required through adjustments and operating improvements aimed at the sustainability of processes, including the optimization of operations and the implementation of less carbon-intensive initiatives.

Among the actions to mitigate GHG emissions, we can highlight projects with positive impacts, which have been implemented and are under development, aiming at the biogas energy use, hydroelectric potentials, and generation of inputs for agricultural activities, sustainability of the vehicle fleet, and forest restoration and maintenance.

Regarding electricity consumption, a key input in the provisions of basic sanitation services, in 2022, we used 9,907.00 terajoules, down by 3.1% from the 10,219.00 used in 2021.

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Sabesp is concerned about contributing to the energy transition by taking advantage of the generation potential, increasing the share of energy from incentivized sources in the Free Market Tariff (ACL), and implementing energy efficiency actions.

In 2022, Incentivized Energy Sources in ACL accounted for 5% of the total consumed by our activities. The Program for Distributed Generation of Photovoltaic Energy started the operation of two other plants, totaling five plants in operation and 6 MW of generation (10% of the total), with the Energy Generation Program expected to be implemented in 2024.

For further information, see the Company’s Sustainability Report at https://ri.sabesp.com.br/a-companhia/relatorio-de-sustentabilidade/.

Social

One of Sabesp’s strategic guidelines is to value people and integrate relationships.

A trained and engaged workforce, together with a safe and healthy work environment, favorable to innovation and driven to results, are key for Sabesp to fulfill its mission and achieve its strategic goals, mainly under the new reality imposed by the New Sanitation Framework, with increased competitiveness in the sanitation market.

For further information on Sabesp’s people management, see item “People Management” of this Report and the Sustainability Report, available on the Company’s website at https://ri.sabesp.com.br/a-companhia/relatorio-de-sustentabilidade/.

Thus, advancing in the purpose of providing increased basic sanitation to social groups and communities served, mainly the most vulnerable ones, in 2022, Sabesp maintained its programs, actions, and projects to strengthen dialogue and relationship with this public, with initiatives aligned with the regional and socio-economic features of the areas and communities to be benefited.

The New Pinheiros River Program is a synonym for success. Created in 2019 and concluded in 2022, the goal was to reduce sewage discharged into its tributaries, improve water quality, and fully integrated it into the city. One of the program's strengths was the promotion of dignity and quality of life for families in regions of extreme social vulnerability that live around its watershed.

To that end, Sabesp developed actions in partnership with municipal governments for the maintenance and cleaning of streams and the creation of new garbage collection points.

Awareness-raising initiatives were implemented at the communities surrounding the river, as well as the development of social work for the residents and the generation of work and income for local collectors.

Also aimed at reducing social vulnerability, Sabesp has a special tariff category (Social Tariff) charged from low-income families. In 2022, 23,568 families were benefited.

The Company uses its Água Legal Program to tackle the problem of accessing water in irregularly settled communities, with are precariously supplied by improvised pipes that are subject to contamination. In 2022, the program increased health conditions to 120 thousand people in the MRSP.

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To improve sewage collection in regions where residents cannot afford installations from their homes to sewage collection networks, we have the Se Liga na Rede program, which benefitted 29.7 thousand families from 2012 to 2019, when the first stage ended. The program was suspended between 2020 and 2022, and, in December 2022, it was reformulated by Decree 67,298 to be resumed for another five years. By 2027, around 65 thousand connections are expected to be made.

In the interior of the State, Sabesp participates in the Vale do Futuro Program with the expansion of collection, removal, and treatment of sewage in the Vale do Ribeira region, contributing to the preservation of one of the richest regions in terms of biodiversity in the São Paulo State, promoting more health, infrastructure, employment, income, and entrepreneurship in the region, and fostering social and economic development.

Furthermore, aiming at generating positive social value by promoting solidarity with vulnerable groups or communities through company actions or actions in partnership with civil society organizations, Sabesp develops the Corporate Volunteer Program. In 2022, the Company reorganized the program and implemented the Policy for Volunteer Donations and Contributions, which brought important guidelines for donations in situations of public calamity or public interest, in addition to prohibitions for political campaigns, parties, or candidates. A total of 500 thousand people were benefitted from some sort of assistance.

Sabesp also promotes actions toward the efficient and responsible use of water, spreading awareness on the finitude of water resources. The recent climate uncertainties reinforce the importance of these initiatives, which have been contributing to the average per capita reduction in water consumption in the last few years.

In addition to the advertising campaigns, the Company maintains the Rational Use of Water Program (PURA), which works on adjusting the hydraulic structure of public buildings to reduce losses, and educational campaigns, including practical guidance to employees and state students. Through PURA, households that reduce consumption are benefitted from a 25% decrease in the tariff.

Governance

Sabesp is a publicly traded company controlled by the São Paulo State, which holds most of the Company’s shares. The remaining shares are traded on the São Paulo stock exchange, in the Novo Mercado segment, and on the New York stock exchange, as Level III American Depositary Receipts. The Company was the first in the Brazilian sanitation sector to become part of both segments in 2002. Strong and consolidated governance is one of the Company’s strengths.

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For being controlled by the State and operating in a regulated environment, the Company is also subject to the controls of environmental and sectorial regulatory bodies, as well as to the Accounting Court of the São Paulo State.

On February 28, 2023, the Board of the State Privatization Program (CDPED), agreed to proceed with the negotiations for the contracting of consultancy services for studies on Sabesp’s privatization. Until this moment, there is no indication that the model will be adopted and the impacts it will have on the Company.

The Company’s strategic guidelines are defined by the Board of Directors, which is currently composed of 10 members, one of whom is the CEO and another one represents the employees. Half of the Board members are independent and one of them is the representative of the minority shareholders. The Board of Directors is assisted by a Statutory Audit Committee, whose members are all independent.

The Executive Board, which was renewed in early 2023, is responsible for the Company’s executive management and is currently composed of six members, half of whom are women. For further information on the profile of the Executive Board’s members, visit https://ri.sabesp.com.br/governanca-corporativa/conselhos-comites-do-conselho-e-diretoria/.

Through an independent consulting firm, the Company annually evaluates the Board of Directors, statutory committees, and the Executive Board and their committees, in a collegiate and individual manner, including matters related to the members’ performance and conduct. The result of the evaluation is used to instruct the implementation of improvements in the organization and identify matters to be improved by the Board of Directors and Executive Board.

The Company also has a permanent Fiscal Council, installed since its creation, currently composed of four sitting members and five alternate members, including the representatives of the majority shareholders (sitting and alternate members).

The annual overall compensation to be paid to Management and members of the statutory committees and Fiscal Council is approved by the General Shareholders’ Meeting. The compensation paid in 2022, in gross amounts, considering benefits, totaled R$ 6.6 million, including around R$ 1.3 million referring to the Executive Officers' variable compensation.

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Integrity

The Code of Conduct and Integrity is the main corporate instrument to disseminate both the ethical conduct expected and the practices not tolerated by the Company, guiding its Board members, executive officers, employees, apprentices, interns, service providers, and partners, when joining Sabesp, to develop the culture of integrity. To ensure compliance with the Code, the Company makes available a Trust Channel, aimed at the solution of doubts, and providing employees with information, and a Whistleblowing Channel, aimed at detecting and monitoring misconduct, which is investigated and subject to disciplinary measures.

The Company’s Integrity Program offers a set of anti-corruption, anti-fraud, and anti-bribery measures to prevent, detect, and remedy risks that may lead to non-compliance with laws, regulations, and organizational instruments, including acts against the government.

To disseminate and foster the culture of integrity, we developed continuous communication and training actions for our employees, including the members of the Executive Board, Board of Directors, and statutory committees. In 2022, more than 21 thousand people participated in training courses on prevention and fighting fraud, bribery, corruption, and relationship with government agents.

To engage employees and leaders on topics such as nepotism, conflict of interest, donations, sponsorships, gifts, and hospitality, among others, in 2022, the Company launched the Moments of Compliance project.

In 2022, Sabesp analyzed 171 transactions focused on conflict of interest involving related parties, and 52 reputational analyses (Integrity Background Check).

Sabesp considers that it has strong integrity policies and controls. However, in cases of violation of our rules, the Company created an external Whistleblowing Channel managed by a specialized third-party company, to detect and monitor misconduct (harassment, fraud, and corruption).

In 2022, 396 reports were recorded in the Whistleblower Channel and 48 penalties were applied, among company employees and outsourced employees, of which 21 warnings, 2 suspensions, and 25 dismissals. It is worth noting that, among the cases investigated and the penalties applied, there are no indications of the participation of Company employees in acts of corruption.

In recognition of the Company’s commitment to ethical behavior in its business, Sabesp received, for two consecutive cycles, the Seal of Pro-Ethics Company from the Office of the Controller General. It was also granted scores higher than nine in the self-assessment held in 2022 through the platform of the Ethos Institute, showing the high maturity of its Integrity Program.

Risk Management

To manage its risks, Sabesp has an organizational structure at the executive level, administratively linked and led by the CEO. Risk management is carried out by several areas of the Company and the governance bodies, and is supported by the Corporate Risk Management Committee.

To ensure systematic and standardized risk management, Sabesp adoptes a Corporate Risk Management policy, approved by the Board of Directors, which is adherent to the framework of the

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Committee of Sponsoring Organizations of the Treadway Commission - Enterprise Risk Management 2017 (COSO - ERM)), ABNT NBR ISO 31.000:2018, and ABNT ISO GUIA 73 standards.

The Company’ risk management covers the main corporate risks (regulatory, climate, cyber, financial, and those related to our business), which are classified based on their nature, impact, probability, and criticality.

In 2022, the maturity of Sabesp’s Risk Management process was submitted to an evaluation by an independent specialized company, which applied the risk maturity evaluation methodology used by the Brazilian Accounting Court (TCU), considering the environment, processes, partnerships, and result, in addition to the criteria of evaluation, formalization, standardization, and content. Sabesp’s final grade was 3.33 (from 0-4), indicating that the Company has a high level of risk management maturity and is ranked among the best Brazilian companies.

Internal Controls

Internal controls are annually assessed, in a structured manner, according to the guidelines of the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and are adherent to section 404 of the Sarbanes-Oxley Act (SOX) and Federal Law 13,303/2016.

The review of the assessment process of internal controls considers new risks related to the preparation and disclosure of financial statements, as well as possible significant changes in processes, information systems, and technological environment.

Internal control tests are carried out by the internal audit area which, in 2022, was certified for the second time in Quality Assessment by The Institute of Internal Auditors (The IIA).

In 2021, the assessment on effectiveness, which comprised 230 internal controls, did not identify any material deficiencies. The tests related to 2022, in line with the independent audit schedule, will be concluded in April 2023.

The audit of our financial statements and review of quarterly information and financing projects are performed by external auditors, ensuring the reliability of the data presented, once again recognized by the National Association of Finance, Administration, and Accounting Executives (Anefac), which awarded Sabesp with the 2022 Transparency Trophy, in the category Publicly Held Companies with net revenue of up to R$ 20 billion.

We currently rely on the external audit Grant Thornton Independent Auditors, which started reviewing the quarterly information for September 30, 2020.

For further information on the structure and operation of Sabesp’s Corporate Governance, access the sections of item “Corporate Governance” on the Company’s website (https://ri.sabesp.com.br).

=== x x x===

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Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statements of Financial Position as of December 31, 2022 and 2021

In thousands of reais

Assets	Note	December 31, 2022	December 31, 2021
Current
Cash and cash equivalents	7	1,867,485	717,929
Financial investments	8	1,677,873	2,433,385
Trade receivables	10 (a)	3,062,574	2,695,077
Accounts receivable from related parties	11 (a)	205,793	173,657
Inventories		124,247	113,506
Restricted cash	9	37,474	28,467
Recoverable taxes	18 (a)	242,906	276,104
Other assets		66,312	64,873
Total current assets		7,284,664	6,502,998

Noncurrent
Trade receivables	10 (a)	215,234	223,234
Accounts receivable from related parties	11 (a)	950,950	644,895
Escrow deposits		170,093	141,667
Water and Basic Sanitation National Agency – ANA		9,193	20,666
Other assets		146,362	161,369

Investments	12	110,765	79,437
Investment properties	13	46,726	46,126
Contract asset	14	8,613,968	8,550,102
Intangible assets	15	39,320,871	36,503,834
Property, plant and equipment	16	338,939	291,157

Total noncurrent assets		49,923,101	46,662,487
Total Assets		57,207,765	53,165,485

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Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statements of Financial Position as of December 31, 2022 and 2021

In thousands of reais

Liabilities and equity	Note	December 31, 2022	December 31, 2021
Current
Trade payables and contractors		430,946	236,763
Borrowings and financing	17	2,245,960	1,830,617
Labor and social obligations	21	498,504	426,616
Taxes and contributions payable	18 (b)	293,461	257,130
Interest on capital payable	24 (b)	741,725	548,006
Provisions	20 (a)	924,038	809,821
Services payable	23	723,242	469,027
Public-Private Partnership - PPP	15 (d)	222,413	142,757
Program Contract Commitments	15 (c) (iv)	100,188	77,652
Other liabilities		476,865	294,538
Total current liabilities		6,657,342	5,092,927

Noncurrent
Borrowings and financing	17	16,712,711	15,893,219
Deferred income tax and social contribution	19 (a)	189,278	283,739
Deferred Cofins/Pasep		159,723	159,456
Provisions	20 (a)	686,746	638,672
Pension plan obligations	22	2,150,191	2,321,662
Public-Private Partnership - PPP	15 (d)	2,736,768	2,917,428
Program Contract Commitments	15 (c) (iv)	12,197	44,995
Other liabilities		569,276	881,528
Total non-current liabilities		23,216,890	23,140,699

Total liabilities		29,874,232	28,233,626

Equity
Capital stock		15,000,000	15,000,000
Earning reserves		12,155,890	9,885,485
Other comprehensive loss		177,643	46,374
Total equity	24	27,333,533	24,931,859
Total equity and liabilities		57,207,765	53,165,485

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Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Income Statements for the

Years ended December 31, 2022 and 2021

In thousands of reais, unless otherwise stated

	Note	2022	2021

Net operating revenue	28 (b)	22,055,720	19,491,061
Operating costs	29	(14,350,903)	(12,800,042)

Gross profit		7,704,817	6,691,019

Selling expenses	29	(911,967)	(825,879)
Allowance for doubtful accounts	29	(782,057)	(643,730)
Administrative expenses	29	(1,398,507)	(1,124,069)
Other operating income (expenses), net	31	8,327	(21,841)
Equity results of investments in affiliaties	12	24,551	22,079

Profit from operations before financial income (expenses) and income tax and social contribution		4,645,164	4,097,579

Financial expenses	30	(1,956,266)	(1,448,295)
Financial revenue	30	1,091,531	472,408
Exchange variations, net	30	492,321	48,464

Financial result, net		(372,414)	(927,423)

Profit before income tax and social contribution		4,272,750	3,170,156

Income tax and social contribution
Current	19 (d)	(1,230,234)	(961,556)
Deferred	19 (d)	78,751	97,269
		(1,151,483)	(864,287)
Profit for the year		3,121,267	2,305,869
Earnings per share - basic and diluted (in reais)	25	4.57	3.37

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Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statements of Comprehensive Income for the

Years ended December 31, 2022 and 2021

In thousands of reais

	Note	2022	2021
Profit for the year		3,121,267	2,305,869
Other comprehensive income		131,269	447,376
Items that will not be subsequently reclassified to the income statement:
Actuarial gains and (losses) on defined benefit plans net of taxes	22	131,269	447,376
Total comprehensive income for the year		3,252,536	2,753,245

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Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statements of Changes in Equity for the

Years ended December 31, 2022 and 2021

In thousands of reais, unless otherwise stated

			Profit reserves
	Note	Share capital	Legal reserve	Investment reserve	Minimum additional dividends	Retained earnings	Equity valuation adjustments	Total
Balances as of December 31, 2020		15,000,000	1,417,072	6,751,258	26,376	-	(401,002)	22,793,704
Net income for the year		-	-	-	-	2,305,869	-	2,305,869
Actuarial gains and (losses)	22	-	-	-	-	-	447,376	447,376
Total comprehensive income for the year		-	-	-	-	2,305,869	447,376	2,753,245
Legal reserve	24 (b)	-	115,293	-	-	(115,293)	-	-
Interest on capital (R$ 0.80122 per share)	24 (b)	-	-	-	-	(547,645)	-	(547,645)
Complementary minimum dividends of 2020, approved (R$ 0.03859 per share)		-	-	-	(26,376)	-	-	(26,376)
Complementary minimum dividends (R$ 0.14148 per share)	24 (b)	-	-	-	96,700	(96,700)	-	-
Withholding income tax on interest on capital attributed as minimum mandatory dividends	24 (b)	-	-	-	(41,069)	-	-	(41,069)
Transfers to the investment reserve	24 (e)	-	-	1,546,231	-	(1,546,231)	-	-
Balances as of December 31, 2021		15,000,000	1,532,365	8,297,489	55,631	-	46,374	24,931,859
Net income for the year		-	-	-	-	3,121,267	-	3,121,267
Actuarial gains and (losses)	22	-	-	-	-	-	131,269	131,269
Total comprehensive income for the year		-	-	-	-	3,121,267	131,269	3,252,536
Legal reserve	24 (b)	-	156,063	-	-	(156,063)	-	-
Interest on capital (R$ 1.08455 per share)	24 (b)	-	-	-	-	(741,301)	-	(741,301)
Complementary minimum dividends of 2021, approved (R$ 0.08139 per share)		-	-	-	(55,631)	-	-	(55,631)
Complementary minimum dividends (R$ 0.19145 per share)	24 (b)	-	-	-	130,857	(130,857)	-	-
Withholding income tax on interest on capital attributed as minimum mandatory dividends	24 (b)	-	-	-	(53,930)	-	-	(53,930)
Transfers to the investment reserve	24 (e)	-	-	2,093,046	-	(2,093,046)	-	-
Balances as of December 31, 2022		15,000,000	1,688,428	10,390,535	76,927	-	177,643	27,333,533

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Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statements of Cash Flows for the

Years ended December 31, 2022 and 2021

In thousands of reais

	December 31, 2022	December 31, 2021
Cash flows from operating activities
Earnings before income tax and social contribution	4,272,750	3,170,156
Adjustments for reconciliation of net income:
Depreciation and amortization	2,450,849	2,253,322
Residual value of property, plant and equipment, intangible assets and investment properties written-off	10,110	27,754
Bad debt expense	782,057	643,730
Provisions and inflation adjustments of provisions	630,689	380,624
Interest calculated on borrowings and financing payable	1,091,592	647,980
Inflation adjustment and exchange gains (losses) on borrowings and financing	(301,716)	177,269
Interest and inflation adjustments on liabilities	22,225	37,202
Interest and inflation adjustments on assets	(400,057)	(171,173)
Finance charge from customers	(328,486)	(349,491)
Construction margin on intangible assets arising from concession agreements	(109,369)	(98,402)
Provision for Consent Decree (TAC) and Knowledge Retention Program (PRC)	(1,238)	3,195
Equity results of investments in affiliaties	(24,551)	(22,079)
Interest and inflation adjustment – PPP	489,197	464,398
Transfer to the São Paulo Municipal Government	167,714	131,878
Pension plan obligations	183,262	176,673
Other adjustments	15,488	15,152
	8,950,516	7,488,188
Changes in assets
Trade receivables	(489,885)	(742,260)
Accounts receivables from related parties	(295,091)	20,665
Inventories	(10,741)	(8,658)
Recoverable taxes	33,198	(253,432)
Escrow deposits	5,348	43,865
Other assets	18,264	31,386
Changes in liabilities
Trade payables and contractors	(220,462)	(245,501)
Services payable	86,501	(116,601)
Accrued payroll and related taxes	73,126	12,478
Taxes and contributions payable	120,853	196,255
Deferred Cofins/Pasep	267	10,012
Provisions	(468,398)	(184,433)
Pension plan obligations	(239,174)	(215,937)
Other liabilities	(722,549)	(68,260)
Cash generated from operations	6,841,773	5,967,767

Interest paid	(1,505,488)	(845,445)
Income tax and social contribution	(1,368,686)	(1,208,569)
Net cash generated from operating activities	3,967,599	3,913,753
Cash flow from investing activities
Acquisition of contract asset and intangible assets	(3,550,537)	(3,696,669)
Restricted cash	(9,007)	7,275
Financial investments	755,512	1,076,468
Investment properties	(648)	-
Purchase of property, plant and equipment	(73,668)	(50,281)
Net cash used in investing activities	(2,878,348)	(2,663,207)

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Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statements of Cash Flows for the

Years ended December 31, 2022 and 2021

In thousands of reais (continued)

	December 31, 2022	December 31, 2021

Cash flows from financing activities
Borrowings and financing
Proceeds from loans	2,807,026	2,922,811
Payment of loans	(1,536,724)	(2,896,604)
Payment of interest on capital	(603,541)	(254,218)
Public-Private Partnership - PPP	(590,201)	(579,486)
Program Contract Commitments	(16,255)	(121,521)
Net cash generated from (used in) financing activities	60,305	(929,018)

Increase in cash and cash equivalents in the year	1,149,556	321,528

Represented by:
Cash and cash equivalents at the beginning of the year	717,929	396,401
Cash and cash equivalents at the end of the year	1,867,485	717,929
Increase in cash and cash equivalents in the year	1,149,556	321,528

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Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Value Added Statements for the

Years ended December 31, 2022 and 2021

In thousands of reais

	Note	2022	2021
Revenue
Sanitation services	28 (a)	18,629,959	16,304,206
Construction	28 (b)	4,863,752	4,376,739
Other revenue		71,258	96,303
Allowance for doubtful accounts	10 (c)	(782,057)	(643,730)
		22,782,912	20,133,518
Inputs purchased from third parties
Operating and construction costs		(8,617,332)	(7,885,098)
Materials, electricity, outsourced services, and others		(1,610,864)	(1,293,488)
Other operating expenses	31	(56,311)	(93,718)
		(10,284,507)	(9,272,304)
Gross value added		12,498,405	10,861,214
Retentions
Depreciation and amortization	29	(2,450,849)	(2,253,322)
Wealth created by the Company		10,047,556	8,607,892

Wealth received in transfer
Equity result	12	24,551	22,079
Financial income		1,154,237	495,410
		1,178,788	517,489
Total value added to distribute		11,226,344	9,125,381

Value added distribution
Personnel
Direct compensation		1,891,145	1,688,099
Benefits		626,689	565,698
Guarantee Fund for Length of Service (FGTS)		142,969	127,421
		2,660,803	2,381,218
Taxes, fees, and contributions
Federal		3,108,831	2,499,208
State		159,245	151,193
Municipal		63,307	63,846
		3,331,383	2,714,247
Value distributed to providers of capital
Interest, exchange variation, and inflation adjustments		2,087,049	1,700,587
Rentals		25,842	23,460
		2,112,891	1,724,047
Value distributed to shareholders
Interest on capital	24 (b)	741,301	547,645
Retained earnings		2,379,966	1,758,224
		3,121,267	2,305,869
Value added distributed		11,226,344	9,125,381

F-46

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the financial statements Years ended December 31, 2022 and 2021 In thousands of reais, unless otherwise stated

1	Operations

Companhia de Saneamento Básico do Estado de São Paulo ("SABESP" or the "Company") is a mixed-capital company headquartered in the municipality São Paulo, at Rua Costa Carvalho, 300, CEP 05429-900, controlled by the São Paulo State. The Company is engaged in the provision of basic and environmental sanitation services in the São Paulo State and supplies treated water and sewage services on a wholesale basis.

In addition to providing basic sanitation services in the São Paulo State, SABESP may perform activities in other states and countries and can operate in drainage, urban cleaning, solid waste handling, and energy markets. SABESP aims to be a world reference in the provision of sanitation services, in a sustainable, competitive, and innovative manner, with a focus on customers.

As of December 31, 2022, the Company operated water and sewage services in 375 municipalities of the São Paulo State, 351 of which have already signed contracts, according to Law 11,445/2007. Most of these municipalities’ operations are based on 30-year concession, program, and service contracts, except for the municipalities of Guarulhos, Mauá, Santo André, São Bernardo do Campo, São João da Boa Vista, and Tejupá, which have a 40-year term.

The table below shows a summary of the contractual situation of the municipalities served:

	December 31, 2022	December 31, 2021

Total municipalities that have already signed contracts	351	342
Balance – intangible and contract assets	45,292,307	42,260,091
Percentage of intangible and contract assets	94.49%	93.80%
Revenue from sanitation services (excluding construction revenue)	17,767,561	15,490,808
Percentage of revenue from sanitation services (excluding construction revenue)	95.37%	95.01%

Municipalities with expired contracts:	1	8
Balance – intangible and contract assets	11,519	214,329
Percentage of intangible and contract assets	0.02%	0.48%
Revenue from sanitation services (excluding construction revenue)	15,236	41,194
Percentage of revenue from sanitation services (excluding construction revenue)	0.08%	0.25%

Municipalities with concession agreements due by 2030:	23	25
Balance – intangible and contract assets	1,072,138	1,127,920
Percentage of intangible and contract assets	2.24%	2.50%
Revenue from sanitation services (excluding construction revenue)	711,452	653,408
Percentage of revenue from sanitation services (excluding construction revenue)	3.82%	4.01%

Municipality of São Paulo:

F-47

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the financial statements Years ended December 31, 2022 and 2021 In thousands of reais, unless otherwise stated

Percentage of intangible and contract assets	43.33%	43.11%
Percentage of revenue from sanitation services (excluding construction revenue)	45.14%	44.45%

The Company's shares have been listed on the Novo Mercado segment of B3 under ticker SBSP3 since April 2002 and on the New York Stock Exchange (NYSE) as Level III American Depositary Receipts (“ADRs”), under ticker SBS, since May 2002.

Since 2008, the Company has been setting up partnerships with other companies, which resulted in the following companies: Sesamm, Águas de Andradina, Saneaqua Mairinque, Aquapolo Ambiental, Águas de Castilho, Attend Ambiental, Paulista Geradora de Energia, Cantareira SP Energia, FOXX URE-BA Ambiental, and Infranext Soluções em Pavimentação. Although SABESP has no majority interest in the capital stock of these companies, the shareholders’ agreements provide for the power of veto and casting votes on certain issues jointly with associates, indicating the shared control in the management of investees, except for Saneaqua Mairinque, which, as of August 2020, no longer has a shared control.

Economic instability worsened by COVID-19

Regarding the effects of COVID-19, the Company emphasizes the migration, in 2020, of the billed volume of the public, commercial, and industrial categories that have average tariffs higher than the tariff charged from the residential category. However, since 2021, the billed volume has been resuming for these categories with consequent recovery in the average tariff price.

Expenses with allowance for doubtful accounts are still rising over the same period in 2021, due to the higher delinquency in 2022.

New Legal Sanitation Framework

On July 15, 2020, Federal Law 14,026/2020, known as New Legal Framework for Basic Sanitation, was sanctioned. The new law expands competition in the sector by extinguishing program contracts, encourages the region-wise provision of services to promote economies of scale, and provides for strengthening the service regulation.

F-48

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the financial statements Years ended December 31, 2022 and 2021 In thousands of reais, unless otherwise stated

Additionally, the New Legal Framework imposes performance goals to reach 99% of the population served with drinking water and 90% with sewage collection and treatment by December 31, 2033, encouraging operators to increase efficiency. The new Law also granted the National Water Agency (ANA) with power to edit reference rules to regulate sanitation services, aiming to standardize the operation of the regulatory agencies and minimize regulatory uncertainties, thus creating a more stable and attractive environment for investments in the sector.

On May 31, 2021, Federal Decree 10,710 was published, regulating article 10-B of Law 11,445/2007, establishing the methodology for proving the economic and financial capacity of public providers of drinking water supply and sewage services, to make it possible the compliance with the universalization goals by 2033. Said Decree determined economic and financial evaluation metrics on service providers to prove their ability to make investments within the intended deadlines and several conditions for current contracts to be considered regular. Any adjustments to them should be made by March 31, 2022, in line with paragraph 1 of article 11-B of the New Legal Framework.

According to the aforementioned Decree, as of December 30, 2021, the Company presented a requirement to the São Paulo State Utility Services Regulatory Agency (ARSESP) containing documents that prove its capacity to maintain the provision of services in the operated area by meeting the goals of universal water and sewage collection and treatment by 2033, defined by the New Legal Framework, attested and certified by independent auditor and certifying body. As of March 28, 2022, ARSESP recognized the Company’s economic-financial capacity, under the applicable legislation.

In this new context, the Company understands that it is important to highlight that i) it has 366 regular contracts that have already been adapted to the provisions of the New Legal Framework, which ensure 99.5% of revenue; ii) it has access to public capital and the private capital market, due to its sound reputation, favoring the maintenance and/or expansion of its operating base and compliance with the universalization of services within the deadline established by the new law; and iii) it has high governance level.

Management expects that the funds raised with the gradual recovery of the economic activities, the improved water security from the works carried out, the generation of operational cash, and credit lines available for investments, will be sufficient to meet the Company’s commitments and not compromise the necessary investments.

Approvals

The financial statements were approved by the Board of Directors on March 23, 2023.

F-49

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the financial statements Years ended December 31, 2022 and 2021 In thousands of reais, unless otherwise stated

2	Basis of preparation and presentation of the financial statements

The Company’s financial statements have been prepared according to the International Financial Reporting Standards – IFRS, issued by the International Accounting Standards Board – IASB and according to the accounting practices adopted in Brazil, which observe the pronouncements issued by the Brazilian Accounting Pronouncements Committee – CPC. All material information related to the financial statements, and this information alone, is being disclosed and corresponds to the information used by the Company’s Management in its administration.

The financial statements have been prepared under the historical cost except for certain financial instruments measured at fair value when required by the standards.

The preparation of financial statements in conformity with IFRSs and CPCs requires the use of certain critical accounting estimates. It also requires Management to exercise its judgment in the process of applying the Company's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are described in Note 6.

3	Summary of significant accounting policies

The main accounting policies used in the preparation of these financial statements are defined below and have been applied consistently in all years presented.

3.1	Cash and cash equivalents

Cash and cash equivalents include cash in hand, bank deposits, overdraft accounts, and other short-term highly liquid investments with maturities and intention of use by the Company’s Management in a period lower than three months.

3.2	Financial assets and liabilities

Financial assets - Classification

The Company classified its financial assets according to the following categories: measured at amortized cost, measured at fair value through other comprehensive income, and measured at fair value through profit or loss. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of the financial assets at inception. As of December 31, 2022 and 2021, the Company did not have financial assets classified as fair value through other comprehensive income and fair value through profit or loss.

F-50

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the financial statements Years ended December 31, 2022 and 2021 In thousands of reais, unless otherwise stated

●	Amortized cost

This category includes financial assets that meet the following conditions (i) assets held within the business model to hold financial assets to collect contractual cash flows; and (ii) the contractual terms of the financial asset give rise, on specified dates, to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Presented as current assets, except for those with a maturity of more than 12 months after the reporting date, which are classified as noncurrent assets. The Company's financial assets measured at amortized cost include cash and cash equivalents, financial investments, restricted cash, balances of trade receivables, accounts receivable from related parties, other assets, and receivables from the Water and Basic Sanitation National Agency (ANA). Financial assets measured at amortized cost are recorded at fair value and subsequently at amortized cost, under the effective interest rate method, except for trade receivables, which are initially measured at transaction price, as it contains no financing items, and are subsequently measured at amortized cost.

Financial liabilities - Classification

The Company classifies its financial liabilities measured at amortized cost. The classification depends on the purpose for which the financial liabilities were assumed. This category includes balances payable to contractors and suppliers, borrowings and financing, services payable, balances payable from Public-Private Partnerships (PPP), and program contract commitments.

The effective interest rate method is adopted to calculate the amortized cost of a financial liability and allocate its interest expense under the respective period. The effective interest rate exactly deducts the estimated future cash flows (including fees, transaction costs, and other issue costs) over the estimated life of the financial liability or, when appropriate, during a shorter period, for the initial recognition of the net carrying amount.

Impairment of financial assets

●	Accounts receivable,

Due to the characteristics of the Company’s accounts receivable such as: (i) insignificant financial component; (ii) non-complex receivables portfolio; and (iii) low credit risk, the simplified approach of expected credit loss was adopted - it consists in recognizing the expected credit loss based on the asset’s useful life.

F-51

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the financial statements Years ended December 31, 2022 and 2021 In thousands of reais, unless otherwise stated

The methodology to calculate the allowance for doubtful accounts consisted of using an estimate calculated based on the average default observed in the last 36 months, per maturity range, in addition to estimating the recovery of credits overdue for more than 360 days, based on the track record of the last three years. It also considered the category of private and public customers and segregated accounts receivable among the regular consumption accounts and agreements. The Company also concluded that the estimates of the macroeconomic indicators Gross Domestic Product (GDP), Unemployment Rate, and the Extended Consumer Price Index (IPCA) were not impacted, given that it carried out correlation analyses of these indicators and its default history, which did not result in a significant correlation between them.

●	Deposit transactions and financial investments measured at amortized cost

The Company analyzes changes in the rates of investments in bank deposit certificates and information obtained from regulatory agencies about the financial institutions. The likelihood of delinquency over 12 months was based on historical data provided by credit rating agencies for each credit level and analyzed in terms of sensitivity based on current returns.

These deposits and financial investments are subject to an insignificant risk of change in value.

3.3	Operating income

(a)	Revenue from sanitation services

Revenue from water supply and sanitation services are recognized as water is consumed and services are provided. Revenues, including unbilled revenues, are recognized at the fair value of the consideration received or receivable for the rendering of those services. Revenue is shown net of value-added tax, rebates, and discounts. Unbilled revenues represent incurred revenues in which the services were provided but not yet billed until the end of each period and are recorded as trade receivables based on monthly estimates of the completed services.

Revenues are recognized based on CPC 47 / IFRS 15 – Revenue from Contracts with Customers, which establishes a five-step model applicable to revenue from a contract with a customer. Revenues are recognized when: i) it identifies contracts with customers; ii) it identifies the different contract obligations; iii) it determines the transaction price; iv) it allocates the transaction price to the performance obligations in the contracts; and (v) it satisfies all performance obligations. Disputed amounts are recognized as revenue when collected.

F-52

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the financial statements Years ended December 31, 2022 and 2021 In thousands of reais, unless otherwise stated

(b)	Construction revenue

Revenue from construction is recognized in accordance with ICPC 01 (R1) / IFRIC 12 (Service Concession Arrengements) and CPC 47/IFRS 15 (Revenue from Contracts with Customers), as all performance obligations are satisfied over time. During the construction of the contract, an asset is classified as a contract asset, in which the Company estimates that the fair value of its consideration is equivalent to expected construction costs plus margin. The fee represents the additional margin related to the work performed by the Company in relation to such construction contracts and it is added to construction costs, resulting in the construction revenue.

3.4	Trade receivables and allowance for doubtful accounts

Trade receivables are amounts due from customers for services performed in the ordinary course of business. These are classified as current assets, except when maturity exceeds 12 months after the end of the reporting date, when they are presented as noncurrent assets.

The Company establishes an allowance for doubtful accounts for receivable balances at an amount that Management considers to be sufficient to cover eventual losses, as described in Note 3.2.

3.5	Inventories

Inventories comprise supplies for consumption and maintenance of the water and sewage systems and are stated at the lowest between the average cost of acquisition or realizable value and are classified in current assets.

3.6	Investment properties

Investment properties are recorded at the acquisition or construction cost, less accumulated depreciation, except for the land group, calculated by the straight-line method at rates that consider the estimated useful life of the assets. Expenditures related to repairs and maintenance are recorded in the income statement when incurred.

The Company also maintains some assets for undetermined use in the future, i.e. it is not defined whether they will be used in the operation or sold in the short term during the ordinary course of business.

3.7	Contract Asset

Contract Asset (works in progress) is the right to consideration in exchange for goods or services transferred to customers. As established by CPC 47 – Revenue from Contracts with Customers, assets subject to the concession under construction, recorded under the scope of ICPC 01 (R1) – Concession Agreements, must be classified as Contract Asset during the construction period and transferred to Intangible Assets after the conclusion of the works.

A Contract Asset is recognized at fair value, including the capitalization of labor, construction margin, interest, and other financial charges capitalized during the construction period of qualifying assets, where applicable, based on the weighted average rate of borrowings in effect on the capitalization date. A qualifying asset necessarily requires a

F-53

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the financial statements Years ended December 31, 2022 and 2021 In thousands of reais, unless otherwise stated

substantial period, established by the Company as being higher than 12 months, to be ready for use, considering the completion period of the works, given that most of them take on average more than 12 months to be completed, which corresponds to one fiscal year of the Company.

The infrastructure construction values are recognized as revenue, at fair value, provided that they generate future economic benefits. The accounting policy to recognize construction revenue is described in Note 3.3 (b).

3.8	Property, plant and equipment

Property, plant and equipment comprise mainly administrative facilities not composing the assets subject to the concession agreements. Those assets are stated at acquisition or construction cost less depreciation and impairment losses, as applicable. Where applicable, interest, other finance charges, and inflationary effects resulting from financing effectively applied to construction in progress are recorded as the cost of the respective property, plant and equipment for the qualifying assets. A qualifying asset necessarily requires a substantial period, established by the Company as being higher than 12 months, to be ready for use, considering the completion period of the works, given that most of them take on average more than 12 months to be completed, which corresponds to one fiscal year of the Company.

Subsequent costs are included in the existing asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that the future economic benefit associated with the item will flow to the Company and the cost of the item can be reliably measured. Repairs and maintenance are charged to the income statement of the year, as incurred.

The depreciation of property, plant, and equipment begins when such an item becomes available for use, in its location, and under the necessary condition, when this asset becomes operational. Depreciation is calculated using the straight-line method and the average rates are presented in Note 16 (a). Land is not depreciated.

The useful lives of assets are revised and adjusted, where applicable, at the end of each year.

Gains and losses on disposals are determined by the difference between the sales value and residual book balance and are recognized in profit or loss, under other operating income (expenses).

3.9	Intangible assets

Intangible assets are those arising from concession contracts, and the main costs are transferred from the Contract Asset, as described in Note 3.7.

F-54

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the financial statements Years ended December 31, 2022 and 2021 In thousands of reais, unless otherwise stated

The amortization of an intangible asset begins when it becomes available for use, in its location and necessary condition, when this asset becomes operational. The amortization reflects the period in which it is expected that the asset’s future economic benefits are consumed by the Company, which may be the final term of the concession or their useful life.

The amortization of intangible assets ends when the asset is fully consumed or written off, whatever occurs first.

Donations in assets received from third parties and government entities to allow the Company to render water supply and sewage services are recorded in the financial statements at zero cost, since these assets are owned by the granting authority.

Financial resources received as donations for infrastructure construction are recorded under “Other operating income”.

(a)	Concession agreements/program contracts/service contracts

The Company operates concession agreements including the rendering of basic sanitation, environmental, water supply, and sewage services, signed with the granting authorities. The infrastructure used by SABESP related to service concession agreements is considered to be controlled by the granting authority when:

(i)	The granting authority controls or regulates what services the operator must provide with the infrastructure, to whom it must provide them, and at what price; and
(ii)	The granting authority controls the infrastructure, i.e. retains the right to take back the infrastructure at the end of the concession.

The rights over the infrastructure operated under the concession agreements are accounted for as an intangible asset as the Company has the right to charge for the use of the infrastructure assets, and the users (consumers) must pay for the services.

Intangible assets related to the concessions are amortized on a straight-line basis over the contract period or useful life of the underlying asset, whichever occurs first.

The details referring to the amortization of intangible assets are described in Note 15 (c).

(b)	Software license of use

Software licensing is capitalized based on acquisition costs and other implementation costs. Amortizations are recorded according to the useful life and the expenses associated with maintaining them are recognized in profit or loss, when incurred.

F-55

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the financial statements Years ended December 31, 2022 and 2021 In thousands of reais, unless otherwise stated

3.10	Impairment of non-financial assets

Property, plant and equipment, intangible assets, and other noncurrent assets with defined useful lives are reviewed for impairment on an annual basis, or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company does not have assets with indefinite useful life and assessed that there are no indications of impairment losses, mainly supported by Law 14,026/2020, which ensures economic and financial sustainability to public sanitation services through tariffs or indemnity.

3.11	Trade payables and contractors

Trade payables and contractors are obligations to pay for goods or services acquired from suppliers in the ordinary course of business and are initially measured at fair value, which generally corresponds to the bill, and subsequently at amortized cost, being classified as current liabilities, except when the maturity exceeds 12 months after the reporting date, being presented as noncurrent liabilities.

3.12	Borrowings and financing

Borrowings and financing are initially recognized at fair value, upon receipt of funds, net of transaction costs, and stated at amortized cost. See Note 17. Borrowings and financing are classified as current liabilities, unless the Company has an unconditional right to defer the settlement of the liability for at least 12 months after the reporting date.

The bonds issued by the Company are not convertible into shares and are recorded similarly to borrowings.

3.13	Borrowing costs

Borrowing costs consist of interest rates and other charges incurred by the Company and arise from borrowing and financing agreements, including exchange variation.

Costs attributable to the acquisition, construction, or production of an asset, which, necessarily, requires a substantial time to be ready for use or sale are capitalized as part of the cost of these assets. Other borrowing costs are recognized as expenses in the period they are incurred. The capitalization occurs during the construction period of the asset, considering the weighted average rate of borrowings effective on the capitalization date.

The Company analyses foreign currency-denominated borrowings or financing as if they were contracted in local currency, restricting the capitalization of interest and/or exchange variation by the amount that would be capitalized if they were contracted in the domestic market in similar lines of credit and loans.

F-56

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the financial statements Years ended December 31, 2022 and 2021 In thousands of reais, unless otherwise stated

3.14	Salaries, payroll charges, and social contributions

Salaries, vacations, Christmas bonuses, profit sharing, and additional payments negotiated in collective labor agreements plus related charges and contributions are recorded on an accrual basis.

The profit-sharing plan is based on operational and financial targets, and a provision is created when it is contractually required or when there is a past practice that created a constructive obligation and is recorded as operating cost, selling, and administrative expenses, or capitalized in assets.

3.15	Provisions, legal obligations, escrow deposits, and contingent assets

Provisions are recognized when: i) the Company has a present (legal or constructive) obligation resulting from a past event; ii) an outflow of resources that comprise economic benefits will probably be required to settle the obligation; and iii) the amount can be reliably estimated. Where there are several similar obligations, the likelihood that an outflow of resources will be required to settle an obligation is determined by considering the nature of these obligations as a whole.

Provisions are measured at the present value of the disbursements expected to be required to settle an obligation using a pre-tax rate that reflects the current market assessments of the time value of money and the risks specific to the obligation. The increase in the obligation due to the passage of time is recognized as a financial expense.

For financial statement presentation purposes, the provision is stated net of escrow deposits, based on the legal offset right.

Escrow deposits not linked to the related obligations are recorded in noncurrent assets and adjusted by the indexes defined by the competent authorities.

The Company does not recognize contingent liabilities in the financial statements since it either does not expect outflows to be required or the amount of the obligation cannot be reliably measured.

Contingent assets are not recognized in the statements of financial position.

3.16	Environmental costs

Costs related to ongoing environmental programs are expensed in the income statement when there is a taxable event. Ongoing programs are designed to minimize the environmental impact of the operations and to manage the environmental risks inherent to the Company's activities.

F-57

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the financial statements Years ended December 31, 2022 and 2021 In thousands of reais, unless otherwise stated

3.17	Income taxes - current and deferred

Income taxes expenses comprise current and deferred income tax and social contributions.

Current taxes

The provision for income tax and social contribution is calculated based on the taxable profit for the year and the rates effective at the end of the year. The income tax was defined at a rate of 15%, plus a 10% surtax on taxable income exceeding R$ 240. The social contribution was defined at a rate of 9% over the adjusted net income. Taxable income differs from net income (profit presented in the income statement) because it excludes income or expenses taxable or deductible in other years, and excludes items not permanently taxable or not deductible. The Company periodically evaluates the positions taken in the income tax return regarding situations in which the applicable tax regulations are subject to interpretation. It establishes provisions, where appropriate, based on amounts expected to be paid to the tax authorities.

Deferred taxes

Deferred taxes are fully recognized on temporary differences arising between the tax basis of assets and liabilities and their carrying amounts in the financial statements. However, deferred taxes are not accounted for if they arise from the initial recognition of an asset or liability in a transaction that does not affect the tax basis, except in business combinations. Deferred taxes are determined using tax rates (and laws) effective at the end of the reporting period and are expected to be applied when the related income tax and social contribution are realized.

Deferred tax assets are recognized only to the extent that it is probable that future taxable profit will be available for which temporary differences can be used and tax losses can be offset.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when deferred income tax assets and liabilities are related to income taxes levied by the same tax authority over the tax entity.

3.18	Taxes on revenues

Revenues from sanitation services are subject to Pasep (Public Servant Fund) and Cofins (Contribution for Social Security Financing) rates of 1.65% and 7.60%, except for financial revenues that are calculated at the rates of 0.65% and 4.00%, respectively.

Pasep and Cofins taxes incident on billed amounts to public entities are due when the bills are received.

These taxes are calculated by the regime of noncumulative taxation and presented net of the corresponding credits, such as deductions from gross revenues. The lines “other operating income” and “financial revenues” are presented net of such taxes on the income statement.

F-58

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the financial statements Years ended December 31, 2022 and 2021 In thousands of reais, unless otherwise stated

In addition, revenues from sanitation services are also subject to the Regulatory, Control, and Oversight Fee (TRCF), whose taxable event is the performance of regulatory, control, and monitoring activities by ARSESP, calculated at 0.50% of the annual revenue directly generated by the service provided less taxes levied on the service.

3.19	Pension plan obligations

(a)	Defined benefit

The Company makes contributions to defined benefit plans sponsored by it on a contractual basis. Regular contributions comprise the net administrative expenses and are recognized in the result of the period in which they are due.

Pension plan liabilities correspond to the present value of the obligation on the reporting date, less the fair value of the plan’s assets. The defined benefit obligations (G1), as well as the additional retirement and pension plan (G0), are calculated on an annual basis by independent actuaries, using the projected unit credit method. The estimated future cash outflows are discounted to their present value, using the interest rates of Government bonds with maturities that approximate those of the related liability.

Regarding actuarial gains and losses arising from adjustments based on the experience and changes in actuarial assumptions are directly recorded under equity, as other comprehensive income (OCI), so that the plan's net asset or liability is recognized in the statement of financial position to reflect the full amount of plan’s deficit or surplus.

In an event of curtailment or settlement of the plan, related to only some of the employees covered by the plan, or where only part of an obligation is settled, the gain or loss includes a proportional share of the past service cost and actuarial gains and losses. The proportional share is determined based on the present value of the obligations before and after the curtailment or settlement.

(b)	Defined contribution

The Company makes contributions to defined benefit plans sponsored by it on a contractual basis, which provides post-employment benefits to its employees, in which the Company makes equal contributions to employees, within the limits set by regulation. In this model, the benefits paid are directly related to the amount contributed, with no deficits to be covered by the Company.

3.20	Financial income (expenses)

Financial income is primarily comprised of interest and inflation adjustments resulting from financial investments, escrow deposits, and negotiations with customers to pay by installments, calculated using the effective interest rate method.

Financial expenses refer to interest, inflation adjustments, and exchange variation mainly on borrowings and financing, provisions, public-private partnership, and program contract commitments, and are calculated using the effective interest rate method.

F-59

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the financial statements Years ended December 31, 2022 and 2021 In thousands of reais, unless otherwise stated

Inflation adjustment gains and losses arise from the collection or payment to third parties, as contractually required by law or court decision, recognized on an accrual basis pro rata temporis. Inflation adjustments included in the agreements are not considered embedded derivatives, since they are deemed as inflation indexes for the Company’s economic scenario.

3.21	Lease

Leases are recognized at the present value of the contractual obligations, presented in assets as Right of Use (Note 15 (f)) and in liabilities as Leases (Note 17 (b)), except for short-term contracts (12 months or less) and/or low-value contracts (below US$ 5,000), which are recorded as expenses when incurred.

3.22	Other current and noncurrent assets and liabilities

Other assets are recorded at acquisition cost, net of any impairment loss, where applicable. Other liabilities are recorded at known or estimated amounts, including, where applicable, related financial charges.

3.23	Dividends and interest on capital

The Company uses the tax benefit of distributing dividends as interest on capital, as permitted by law and based on the Bylaws. Interests are accounted for under Law 9,249/1995 for tax-deductibility purposes, limited to the daily pro rata variation of the long-term interest rate (TJLP). The benefit attributed to shareholders is recognized in current liability against Equity. Any amount over the minimum mandatory is recognized when approved by shareholders in the General Meeting, except for taxes incurring in the distribution of interest on capital. The tax benefit of interest on capital is accrued in the profit/loss of the year, under the same recognition basis of expenses.

F-60

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the financial statements Years ended December 31, 2022 and 2021 In thousands of reais, unless otherwise stated

3.24	Present value adjustment

Current and noncurrent financial assets and liabilities arising from long- or short-term transactions are adjusted to present value based on market discount rates as of the transaction date, when the effects are significant.

3.25	Value added statement (DVA)

The purpose of the value added statement is to present the wealth generated and distributed by the Company, as required by the accounting practices adopted in Brazil, as supplementary information to the financial statements for purposes of IFRS.

The DVA was prepared based on information obtained in the accounting books that are the base for preparing the financial statements. The first part presents the wealth generated by the Company, represented by revenues, inputs acquired from third parties and retentions, and the wealth received in transfer, represented by the equity result and financial income. The second part presents the distribution of wealth segregated into employees, taxes, fees, and contributions, value distributed to providers of capital, and value distributed to shareholders.

3.26	Segment information

Operating segments are determined in a manner consistent with the internal reporting to the Company’s chief operating decision maker (“CODM”), which, in the case of SABESP, is comprised of the Board of Directors and Board of Executive Officers, to make strategic decisions, allocate resources and evaluate performance.

The Company determined that it has one operating segment which is sanitation services.

The accounting policies used to determine segment information are the same as those used to prepare the Company’s financial statements.

The measurement of the result per segment is the profit from operations before other net operating expenses and equity accounting, which excludes construction costs and revenue.

The CODM analyzes asset and liabilitity information on a consolidated basis. Consequently, the Company does not disclose segment information on assets and liabilities.

Substantially all noncurrent assets and revenue generated from customers are located in the São Paulo State. Consequently, financial information is not disclosed by geographic area.

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Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the financial statements Years ended December 31, 2022 and 2021 In thousands of reais, unless otherwise stated

3.27	Foreign currency translation

(a)	Functional and reporting currency

Items included in the financial statements are measured using the currency of the main economic environment in which the company operates ("the functional currency"). The financial statements are presented in Brazilian reais (R$), which is also the Company's functional currency. All financial information has been presented in Brazilian reais and rounded to the next thousand, except where otherwise indicated.

(b)	Foreign currency translation

Foreign currency-denominated transactions are translated into Brazilian reais using the exchange rates prevailing on the transaction dates. Statements of financial position balances are translated by the exchange rate prevailing on the reporting date.

Exchange gains and losses resulting from the settlement of these transactions and the translation of foreign currency-denominated monetary assets and liabilities are recognized in the income statement, except for borrowings and financing referring to property, plant and equipment, or intangible assets in progress, where exchange losses are recognized as corresponding entry to the asset while construction is in progress, as described in Note 3.13.

4	Changes in accounting practices and disclosures

4.1	New standards, amendments, and interpretations effective for periods beginning on or after January 1, 2022

The amendments to CPC 15 (R1) / IFRS 3 – Reference to the Conceptual Framework; CPC 27 / IAS 16 – Proceeds Before Intended Use; CPC 25 (R1) / IAS 37 – Onerous Contracts – Cost of Fulfilling a Contract and annual improvements to the CPCs / IFRSs: Cycle 2018-2020: CPC 37 (R1) / IFRS 1 – First-Time Adoption of International Financial Reporting Standards, CPC 48 / IFRS 9 – Financial Instruments, CPC 06 (R2) / IFRS 16 – Leases and CPC 29 / IAS 41 – Biological Asset and Agriculture, did not impact the disclosures or amounts recognized in the annual financial statements.

F-62

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the financial statements Years ended December 31, 2022 and 2021 In thousands of reais, unless otherwise stated

4.2	New standards, amendments, and interpretations to existing standards that are not yet effective

The Company did not early adopt these standards and is assessing the impacts of the new and revised IFRS below on the disclosures or amounts recognized in the financial statements:

Standard	Description	Impact

CPC 50 / IFRS 17 – Insurance Contracts[2]	Establishes the principles for the recognition, measurement, presentation, and disclosure of insurance contracts. CPC 50 / IFRS 17 will supersede CPC 11 / IFRS 4 Insurance Contracts.	The Company does not expect any impacts from this standard.
Amendments to CPC 36 (R3) / IFRS 10 – Consolidated Statements and CPC 18 (R2) / IAS 28 – Sales or Contributions of Assets between an Investor and its Associate or Joint Venture[2]	Clarify situations that involve the sale or contribution of assets between an investor and its associate or joint venture.	The Company is assessing the impacts and effects of the amendments; however, it does not expect any effects from the amendments.
Amendments to CPC 26 (R1) / IAS 1 – Classification of Liabilities as Current or Non-Current[1]

These amendments to CPC 26 (R1) / IAS 1 only affect the presentation of liabilities as current or non-current in the statement of financial position and not the amount or time of recognition of any asset, liability, income or expense, or information disclosed on such items. In addition, they clarify that the classification of liabilities as current or non-current is based on rights existing on the reporting date, specify that classification is not affected by the expectations on whether an entity will exercise its right to defer the settlement of the liability, and introduce the definition of ‘settlement’ to clarify that settlement refers to the transfer, to a counterparty, of cash, equity instruments, other assets or services.

The Company does not expect any impacts from this standard.

F-63

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the financial statements Years ended December 31, 2022 and 2021 In thousands of reais, unless otherwise stated

Standard	Description	Impact

Amendments to CPC 26 (R1) / IAS 1 – Presentation of Financial Statements[1] and IFRS Practice Statement 2 – Making Materiality Judgments – Disclosure of Accounting Policies[3]

The amendments modify the requirements contained in CPC 26 (R1) / IAS 1 regarding the disclosure of accounting policies. The amendments replace all the examples of the term “significant accounting policies” with “information of material accounting policies”. Accounting policy information is material if, when considered together with other information included in an entity’s financial statements, could reasonably influence decisions that the main users make based on the financial statements. The supporting paragraphs have also been amended to clarify that accounting policy information related to transactions, other events, or conditions that are not material is, therefore, irrelevant and does not need to be disclosed.

The Board has also prepared guidance and examples to explain and demonstrate the application of the “four-step materiality process” described in IFRS Practice Statement 2.

The Company does not expect any impacts from these changes.
Amendments to CPC 23 / IAS 8 - Accounting Policies, Changes in Estimates, and Errors—Definition of Accounting Estimates[1]

The amendment supersede the definition of changes in the accounting estimates with the definition of accounting estimates. According to the new definition, accounting estimates are “monetary amounts in the financial statements subject to measure uncertainty”.

The definition of change in accounting estimates has been deleted, however, the Board maintained the concept of changes in accounting estimates in the Standard with the following clarifications:

• A change in an accounting estimate that results from new information or new events does not mean an error correction;

• The effects of the change in data or measurement technique used to create an accounting estimate correspond to changes in accounting estimates if they do not result from the correction of prior period errors.

The Company does not expect effects from these amendments.

F-64

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the financial statements Years ended December 31, 2022 and 2021 In thousands of reais, unless otherwise stated

Standard	Description	Impact

Amendments to CPC 32 / IAS 12 – Income Taxes – Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction (“single transaction”) [1]	The amendments introduce an additional exception to the exemption of first-time recognition. According to the amendments, an entity does not apply the exemption of first-time recognition for transactions resulting in equal taxable and deductible temporary differences.	The Company does not expect effects from these amendments.

1.	Effective for annual periods beginning on or after January 1, 2023.
2.	The effective date of the amendments has not yet been defined by IASB.
3.	The amendments to IFRS Practice Statement 2 do not provide an effective date or transition requirements.

There are no other standards and interpretations not yet adopted that may, in the opinion of Management, have a significant impact on the result for the year of equity disclosed by the Company in its financial statements.

5	Risk management

5.1	Financial Risk Management

Financial risk factors

The Company's activities are affected by the Brazilian economic scenario, making it exposed to market risk (exchange rate and interest rate), credit risk, and liquidity risk. Financial risk management is focused on the unpredictability of financial markets and seeks to minimize potential adverse effects on financial performance.

The Company has not utilized derivative instruments in any of the reported periods.

F-65

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the financial statements Years ended December 31, 2022 and 2021 In thousands of reais, unless otherwise stated

(a)	Market risk

Foreign currency risk

Foreign exchange exposure implies market risks associated with currency fluctuations since the Company has foreign currency-denominated liabilities, arising from long-term funding, in development institutions, at more attractive interest rates, in U.S. dollars and Yen.

The management of currency exposure considers several current and projected economic factors, besides market conditions.

This risk arises from the possibility that the Company may incur losses due to exchange rate fluctuations that would impact liability balances of foreign currency-denominated borrowings and financing and related financial expenses. The Company does not maintain hedge or swap contracts or any derivative financial instrument to hedge against this risk.

Part of the financial debt, totaling R$ 2,809,441 as of December 31, 2022 (R$ 3,321,489 as of December 31, 2021), is indexed to the U.S. dollar and Yen. The exposure to exchange risk is as follows:

	December 31, 2022		December 31, 2021
	Foreign currency (in thousands)	R$	Foreign currency (in thousands)	R$

Borrowings and financing – US$	191,022	996,695	163,538	912,624
Borrowings and financing – Yen	45,369,189	1,795,259	49,324,813	2,390,774
Interest and charges from borrowings and financing – US$		6,985		4,121
Interest and charges from borrowings and financing – Yen		10,502		13,970
Total exposure		2,809,441		3,321,489
Borrowing cost – US$		(31,037)		(22,486)
Borrowing cost – Yen		(2,646)		(2,850)
Total foreign currency-denominated borrowings (Note 17)		2,775,758		3,296,153

F-66

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the financial statements Years ended December 31, 2022 and 2021 In thousands of reais, unless otherwise stated

The 15.8% decrease in the balance of the foreign currency-denominated debt from December 31, 2022, compared to December 31, 2021, was mainly impacted by the depreciation of the US dollar and Yen against the Brazilian real. The table below shows the prices and exchange variations in the period:

	December 31, 2022	December 31, 2021	Variation
US$	R$ 5.2177	R$ 5.5805	-6.5%
Iene	R$ 0.03957	R$ 0.04847	-18.4%

Borrowings and financing fell by R$ 488,614 in 2022 (a decrease of R$ 38,324 in 2021), see Note 17 (ii). As of December 31, 2022, if the Brazilian real had depreciated or appreciated by 10 percentage points, in addition to the impacts already mentioned above, against the U.S. dollar and Yen with all other variables held constant, the effects on the result before taxes in the year would have been R$ 280,944 (R$ 332,149 in 2021), lower or higher.

The probable scenario below presents the effect on the income statements for the next 12 months, considering the projected rates of the U.S. dollar and the Yen.

The Company understands that the scenario presented is reasonable, given the instability of the Brazilian real against the U.S. dollar and the Yen.

F-67

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the financial statements Years ended December 31, 2022 and 2021 In thousands of reais, unless otherwise stated

Probable scenario
(*)
Net currency exposure as of December 31, 2022, in US$ - Liabilities	191,022

US$ rate as of December 31, 2022	5.2177
Exchange rate estimated according to the scenario	5.2700
Difference between the rates	(0.0523)

Effect on the net financial result R$ - (loss)	(9,990)

Net currency exposure as of December 31, 2022, in Yen - Liabilities	45,369,189

Yen rate as of December 31, 2022	0.03957
Exchange rate estimated according to the scenario	0.04203
Difference between the rates	(0.00246)

Effect on the net financial result R$ - (loss)	(111,608)

Total effect on the net financial result in R$ - (loss)	(121,598)

(*) For the probable scenario in U.S. dollars and Yen, the exchange rates estimated for December 31, 2023, were used, according to the Focus-BACEN and B3’s Benchmark Rate report, of December 31, 2022, respectively.

Interest rate risk

This risk arises from the possibility that the Company could incur losses due to fluctuations in interest rates, increasing the financial expenses related to borrowings and financing.

The Company has not entered into any derivative contract to hedge against this risk; however, it continually monitors market interest rates, to evaluate the possible need to replace its debt.

F-68

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the financial statements Years ended December 31, 2022 and 2021 In thousands of reais, unless otherwise stated

The table below provides the borrowings and financing subject to variable interest rates:

	December 31, 2022	December 31, 2021
CDI (i)	9,251,150	7,612,299
TR (ii)	1,635,587	1,638,079
IPCA (iii)	3,073,435	3,019,459
TJLP (iv)	1,433,029	1,478,740
SOFR (v)	996,697	912,626
Interest and charges	424,856	243,696
Total	16,814,754	14,904,899

(i)	CDI - (Certificado de Depósito Interbancário), an interbank deposit certificate
(ii)	TR – Interest Benchmark Rate
(iii)	IPCA - (Índice Nacional de Preços ao Consumidor Amplo), a consumer price index
(iv)	TJLP - (Taxa de Juros a Longo Prazo), a long-term interest rate index
(v)	SOFR - Secured Overnight Financing Rate

Another risk to which the Company is exposed is the mismatch of inflation adjustment indices of its debts with those of its service revenues. Tariff adjustments of services provided do not necessarily follow the increases in the inflation indexes to adjust borrowings, financing, and interest rates affecting indebtedness.

As of December 31, 2022, if interest rates on borrowings and financing had been 1 percentage point higher or lower with all other variables held constant, the effects on profit before taxes for the year would have been R$ 168,148 (R$ 149,049 as of December 31, 2021), lower or higher, mainly as a result of lower or higher interest expense on floating rate borrowings and financing.

(b)	Credit risk

Credit risk is related to cash and cash equivalents, financial investments, as well as credit exposures to wholesale basis and retail customers, including accounts receivable, restricted cash, and accounts receivable from related parties. Credit risk exposure to customers is mitigated by sales to a dispersed base.

The maximum exposure to credit risk as of December 31, 2022, is the carrying amount of instruments classified as cash and cash equivalents, financial investments, restricted cash, trade receivables, and accounts receivable from related parties in the balance sheet date. See additional information in Notes 7, 8, 9, 10, and 11.

F-69

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the financial statements Years ended December 31, 2022 and 2021 In thousands of reais, unless otherwise stated

Regarding the financial assets held with financial institutions, the credit quality was assessed by reference to external credit ratings (if available) or historical information about the bank’s default rates. For the credit quality of the banks, such as deposits and financial investments, the Company assesses the rating published by three main international agencies (Fitch, Moody's, and S&P), as follows:

Banks	Fitch	Moody's	Standard Poor's
Banco do Brasil S/A	AA(bra)	AAA.br	-
Banco Santander Brasil S/A	-	AAA.br	brAAA
Brazilian Federal Savings Bank	AA(bra)	AAA.br	brAAA
Banco Bradesco S/A	AAA(bra)	AAA.br	brAAA
Banco Itaú Unibanco S/A	AAA(bra)	AAA.br	-
Banco BV	-	AA.br	brAAA
Banco BTG Pactual S/A	AA(bra)	AAA.br	brAAA

The rating assessment disclosed by Fitch for deposit transactions and financial investments in local currency is as follows:

	December 31, 2022	December 31, 2021
Cash and cash equivalents and financial investments
AA(bra)	2,237,629	1,905,810
AAA(bra)	1,011,685	970,474
Others (*)	296,044	275,030
	3,545,358	3,151,314

(*) As of December 31, 2022, this category includes R$ 289,908 (R$ 262,465 as of December 31, 2021) referring to Banco BV, current accounts, and financial investments, which are not rated by Fitch.

(c)	Liquidity risk

Liquidity is primarily reliant upon cash provided by operating activities and borrowings and financing obtained in the local and international capital markets, as well as the payment of debts. The management of this risk considers the assessment of its liquidity requirements to ensure it has sufficient cash to meet its operating and capital expenditures needs.

F-70

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the financial statements Years ended December 31, 2022 and 2021 In thousands of reais, unless otherwise stated

The funds held are invested in interest-bearing current accounts, time deposits, and securities, with instruments with appropriate maturity or liquidity sufficient to provide margin as determined by the projections mentioned above.

The table below shows the financial liabilities, by maturity, including the installments of principal and future interest. For agreements with floating interest rates, the interest rates used correspond to the base date of December 31, 2022.

	2023	2024	2025	2026	2027	2028 onwards	Total
As of December 31, 2022

Liabilities
Borrowings and financing	3,640,245	3,740,510	3,790,915	3,503,169	3,821,448	13,422,829	31,919,116
Trade payables and contractors	430,946	-	-	-	-	-	430,946
Services payable	723,242	-	-	-	-	-	723,242
Public-Private Partnership - PPP	517,681	423,568	386,767	386,767	386,767	3,733,287	5,834,837
Program Contract Commitments	100,022	1,174	1,174	1,174	1,174	12,352	117,070
Total	5,412,136	4,165,252	4,178,856	3,891,110	4,209,389	17,168,468	39,025,211

Cross default

The Company has borrowings and financing agreements including cross-default clauses, i.e., the early maturity of any debt may imply the early maturity of these agreements. The indicators are continuously monitored to avoid the execution of these clauses, and the most restrictive ones are shown in Note 17 (c).

(d)	Sensitivity analysis on interest rate risk

The table below shows the sensitivity analysis of the financial instruments, prepared under CPC 40 (R1) to evidence the balances of main financial assets and liabilities, calculated at a rate projected for the twelve-month period after December 31, 2022, or until the final settlement of each contract, whichever occurs first, considering a probable scenario.

The purpose of the sensitivity analysis is to measure the impact of changes in the market on the financial instruments, considering constant all other variables. At the time of settlement, the amounts can be different from those presented, due to the estimates used in the measurement.

F-71

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the financial statements Years ended December 31, 2022 and 2021 In thousands of reais, unless otherwise stated

December 31, 2022
Indicators	Exposure	Probable scenario

Assets
CDI	1,689,876	13.4200%(**)
Financial income		226,781

Liabilities
CDI	(9,251,150)	13.4200%(**)
Interest to be incurred		(1,241,504)

CDI net exposure	(7,561,274)	(1,014,723)

Liabilities
TR	(1,635,587)	0.0205%(**)
Expenses to be incurred		(335)

IPCA	(3,073,435)	5.3128%(*)
Expenses to be incurred		(163,285)

TJLP	(1,433,029)	7.2000%(*)
Interest to be incurred		(103,178)

SOFR (***)	(996,697)	0.0491%(**)
Interest to be incurred		(489)

Total expenses to be incurred, net		(1,282,010)

(*) Source: BACEN of December 31, 2022
(**) Source: B3 of December 31, 2022
(***) Source: Bloomberg

F-72

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the financial statements Years ended December 31, 2022 and 2021 In thousands of reais, unless otherwise stated

5.2	Capital management

The Company’s objectives when managing capital are to ensure its ability to increase investments in infrastructure, provide returns for shareholders and benefits for other stakeholders, and maintain an optimal capital structure to reduce the cost of capital.

Capital is monitored based on the leverage ratio, which corresponds to net debt divided by total capital (shareholders and providers of capital). Net debt corresponds to total borrowings and financing less cash and cash equivalents and financial investments. Total capital is calculated as total equity plus net debt, as shown in the statement of financial position.

	December 31, 2022	December 31, 2021

Total borrowings and financing (Note 17)	18,958,671	17,723,836
(-) Cash and cash equivalents (Note 7)	(1,867,485)	(717,929)
(-) Financial investments (Note 8)	(1,677,873)	(2,433,385)

Net debt	15,413,313	14,572,522
Total equity	27,333,533	24,931,859

Total (shareholders plus providers of capital)	42,746,846	39,504,381

Leverage ratio	36%	37%

As of December 31, 2022, the leverage ratio fell to 36% compared to the 37% reported on December 31, 2021, mainly due to the increase in equity, resulting from the income earned in the year ended December 31, 2022.

5.3	Fair value estimates

The Company considers that balances from trade receivables (current) and trade payables by carrying amount less impairment approximate their fair values, considering the short maturity. Long-term trade receivables also approximate their fair values, as they will be adjusted by inflation and/or will bear contractual interest rates over time.

F-73

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the financial statements Years ended December 31, 2022 and 2021 In thousands of reais, unless otherwise stated

5.4	Financial instruments

The Company did not have financial assets classified as fair value through other comprehensive income and fair value through profit or loss. The financial instruments included in the amortized cost category comprise cash and cash equivalents, financial investments, restricted cash, trade receivables, balances with related parties, other assets and balances receivable from the Water National Agency (ANA), accounts payable to suppliers, borrowings and financing, services payable, balances payable deriving from the Public-Private Partnership (PPP) and program contract commitments, which are non-derivative financial assets and liabilities with fixed or determinable payments, not quoted in an active market, except for cash equivalents and financial investments.

The estimated fair values of the financial instruments are as follows:

Financial Assets

	December 31, 2022		December 31, 2021
	Carrying amount	Fair value	Carrying amount	Fair value
Cash and cash equivalents	1,867,485	1,867,485	717,929	717,929
Financial investments	1,677,873	1,677,873	2,433,385	2,433,385
Restricted cash	37,474	37,474	28,467	28,467
Trade receivables	3,277,808	3,277,808	2,918,311	2,918,311
ANA	9,193	9,193	20,666	20,666
Other assets	212,674	212,674	226,242	226,242

Additionally, SABESP has financial assets receivable from related parties, totaling R$ 1,156,743 as of December 31, 2022 (R$ 818,552 as of December 31, 2021), which were calculated under the conditions negotiated between the related parties. The conditions and additional information related to these financial instruments are disclosed in Note 11. Part of this balance, totaling R$ 1,060,040 (R$ 741,910 as of December 31, 2021), refers to reimbursement of additional retirement and pension plan - G0, indexed by IPCA plus simple interest of 0.5% p.m. On the transaction date, this interest rate approximated that of National Treasury Notes (NTN-b), with a term similar to the terms of related-party transactions.

F-74

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the financial statements Years ended December 31, 2022 and 2021 In thousands of reais, unless otherwise stated

Financial Liabilities

	December 31, 2022		December 31, 2021
	Carrying amount	Fair value	Carrying amount	Fair value
Borrowings and financing	18,958,671	19,260,133	17,723,836	17,947,954
Trade payables and contractors	430,946	430,946	236,763	236,763
Services payable	723,242	723,242	469,027	469,027
Program Contract Commitment	112,385	112,385	122,647	122,647
Public-Private Partnership - PPP	2,959,181	2,959,181	3,060,185	3,060,185

The criteria adopted to obtain the fair values of borrowings and financing are as follows:

(i)	Agreements with CEF (Brazilian Federal Savings Bank) were projected until their final maturities, at the average interest rate plus TR x DI and the average contractual term, were adjusted to present value by a funding rate specific for the Company in similar contracts, plus TR x DI, on the end of the reporting period. TR x DI rates were obtained with B3.

(ii)	The debentures were projected up to the final maturity date according to contractual rates (IPCA, DI, TJLP, or TR), and adjusted to present value considering the future interest rate published by ANBIMA in the secondary market, or by equivalent market rates, or the Company’s shares traded in the Brazilian market.

(iii)	Financing – BNDES corresponds to instruments valued at their carrying amount restated until the maturity date, and are indexed by the long-term interest rate (TJLP).

These financings have specific characteristics and conditions defined in the financing agreements with BNDES, between independent parties, and reflect the conditions for these types of financing. Brazil does not have a consolidated market of long-term debts with the same characteristics of BNDES financing; thus, the offering of credit to entities in general, with such long-term characteristics, is usually restricted to BNDES.

(iv)	Other financings in local currency are considered by the carrying amount restated until the maturity date, adjusted to present value at future market interest rates. The future rates used were obtained on the website of B3.

(v)	Agreements with IDB and IBRD were projected until final maturity in origin currency, using the contracted interest rates plus SOFR’s future rate, obtained with Bloomberg, adjusted to present value using the exchange coupon curve obtained with B3, plus future LFT, disclosed by ANBIMA in the secondary market. All the amounts obtained were translated into Brazilian reais at the exchange rate of December 31, 2022.

F-75

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the financial statements Years ended December 31, 2022 and 2021 In thousands of reais, unless otherwise stated

(vi)	Agreements with JICA were projected until final maturity in origin currency, using the contracted interest rates, translated to the U.S. dollar and adjusted to present value using the exchange coupon curve obtained with B3, plus future LFT, disclosed by ANBIMA in the secondary market. The amounts obtained were translated into Brazilian reais at the exchange rate of December 31, 2022.

(vii)	Lease and finance leases based on IFRS 16 correspond to instruments valued at their carrying amount restated until the maturity date and are indexed by a fixed contractual rate. Thus, the Company discloses the amount recorded as of December 31, 2022, as market value.

Financial instruments referring to financial investments and borrowings and financing are classified as Level 2 in the fair value hierarchy.

Considering the nature of other financial instruments, assets, and liabilities, the balances recognized in the statement of financial position approximate the fair values, except for borrowings and financing, considering the maturities close to the end of the reporting date, comparison of contractual interest rates with market rates in similar operations at the end of the reporting period, their nature, and maturity terms.

6	Key accounting estimates and judgments

The preparation of the financial statements requires Management to disclose judgments (except for those that involve estimates) that have a significant impact on the amounts recognized based on experience and other factors deemed as relevant, which affect the values of assets and liabilities and present results that may differ from the actual results.

The Company establishes estimates and assumptions regarding the future, which are reviewed on a timely basis. Such accounting estimates, by definition, may differ from the actual results. The effects arising from the reviews of the accounting estimates are recognized in the period in which the estimates are reviewed.

6.1	Main judgments in applying the accounting policies

The Company assessed the main accounting policies that involve judgments, except for those that involve estimates, and concluded that none of them have a significant effect.

6.2	Main sources of uncertainties in the estimates

The areas that require a higher level of judgment and greater complexity, as well as assumptions and estimates that are significant for the financial statements, are disclosed as follows:

F-76

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the financial statements Years ended December 31, 2022 and 2021 In thousands of reais, unless otherwise stated

(a)	Allowance for doubtful accounts

The Company establishes allowance for doubtful accounts in an amount that Management considers sufficient to cover expected losses (see Note 10 (c)), based on an analysis of trade receivables, in accordance with the accounting policy stated in Notes 3.2 and 3.4.

The methodology for determining such losses requires significant estimates, considering several factors, among which an evaluation of receipts history, current economic trends, aging of the accounts receivable portfolio, and expectation of future losses. Although the Company believes that the assumptions used are reasonable, the actual results may be different.

(b)	Intangible assets arising from concession agreements and program contracts

Intangible assets are those arising from concession contracts, and the main costs are transferred from the Contract Asset, as described in Note 3.7.

Intangible assets under Concession Agreements, Service Agreements, and Program Contracts are amortized on a straight-line basis according to the period of the contract or the useful life of the asset or contract period, the lowest of them. Additional information on the accounting for intangible assets arising from concession agreements is described in Notes 3.9 and 15.

The recognition of the fair value of the intangible assets arising from an exchange for an asset, involving concession agreements is subject to assumptions and estimates, and the use of different assumptions may affect the accounting records. Different assumptions and future changes in the useful life of these intangible assets may have significant impacts on the result of the operations.

(c)	Pension Plan Obligations – Pension Plans

The Company sponsors a defined benefit plan and defined contribution plan, as described in Notes 3.19 and 22.

Defined pension plan obligations recognized in the statement of financial position consist of the present value of the defined benefit obligation on the reporting date less the fair value of the plan’s assets. The obligation of such benefit is calculated on an annual basis by independent actuaries, using the projected credit unit method. The present value of the defined benefit obligation is determined by discounting estimated future cash outflows, using interest rates compatible with market returns, which are denominated in the currency in which benefits will be paid and with maturity terms close to those of corresponding pension plan obligation.

F-77

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the financial statements Years ended December 31, 2022 and 2021 In thousands of reais, unless otherwise stated

(d)	Deferred income tax and social contribution

The Company recognizes and settles taxes on income based on the results of operations calculated according to Brazilian Corporation Law, taking into consideration the provisions of the tax laws. Deferred tax assets and liabilities are recorded based on the differences between the accounting balances and the tax bases of the assets and liabilities.

The Company regularly reviews the recoverability of deferred tax assets and recognizes a provision for impairment if it is probable that these assets will not be realized, based on the historic taxable income, on the projection of future taxable income, and on the estimated period for reversing the temporary differences. These calculations require the use of estimates and assumptions. The use of different estimates and assumptions could result in a provision for impairment of all or a significant part of the deferred tax asset. Additional information on deferred taxes is described in Notes 3.17 and 19.

(e)	Provisions

The provisions for civil, labor, environmental, and tax risks are created based on Notes 3.15 and 20. Judgments regarding future events may significantly differ from actual estimates and exceed the amounts provisioned. The provisions are revised and adjusted taking into consideration changes in the circumstances involved.

(f)	Unbilled revenue

Unbilled revenue corresponds to services rendered for which readings have not been made yet. They are recognized based on monthly estimates calculated according to average billing. Additional information on revenue and accounts receivable are described in Notes 3.3 and 10.

7	Cash and cash equivalents

	December 31, 2022	December 31, 2021

Cash and banks	139,844	146,853
Cash equivalents	1,727,641	571,076
Total	1,867,485	717,929

Cash and cash equivalents include cash, bank deposits, and high-liquidity short-term financial investments, mainly represented by repurchase agreements, fund shares (accruing CDI interest rates), and CDBs, whose original maturities or intention of realization are lower than three months, which are convertible into a cash amount and subject to an insignificant risk of change in value.

As of December 31, 2022, the average yield of cash equivalents corresponded to 95.69% of CDI (96.00% as of December 31, 2021).

F-78

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the financial statements Years ended December 31, 2022 and 2021 In thousands of reais, unless otherwise stated

8	Financial investments

The Company has financial investments in CDB, with daily liquidity, which it does not intend to use in the next three months, as shown below:

	December 31, 2022	December 31, 2021
Banco BV	289,909	262,465
Banco Itaú Unibanco S/A	403,732	366,906
Banco Bradesco S/A	578,752	524,791
Banco BTG Pactual S/A	404,363	367,361
Banco do Brasil S/A	1,117	911,862
	1,677,873	2,433,385

As of December 31, 2022, the average yield of the financial investments corresponded to 102.90% of CDI (101.57% as of December 31, 2021).

9	Restricted cash

	December 31, 2022	December 31, 2021

Agreement with the São Paulo Municipal Government (i)	30,231	21,464
Brazilian Federal Savings Bank – escrow deposits	433	740
Other	6,810	6,263
	37,474	28,467

(i)	Refers to the amount deducted from the transfer of 7.5% of the revenue earned in the municipality to the Municipal Fund for Environmental Sanitation and Infrastructure, corresponding to eventual amounts unpaid by direct management bodies, foundations, and government agencies, as established in the agreement entered into with São Paulo Municipal Government (PMSP).

F-79

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the financial statements Years ended December 31, 2022 and 2021 In thousands of reais, unless otherwise stated

10	Trade receivables

(a)	Statement of financial position details

	December 31, 2022	December 31, 2021
Private sector:
General (i) and special customers (ii)	2,287,782	2,042,023
Agreements (iii)	416,550	514,616

	2,704,332	2,556,639
Government entities:
Municipal	609,731	586,810
Federal	10,644	7,869
Agreements (iii)	372,943	278,844

	993,318	873,523
Wholesale customers – Municipal governments: (iv)
Mogi das Cruzes	4,048	3,580
São Caetano do Sul	45,367	24,464

Total wholesale customers – Municipal governments	49,415	28,044

Unbilled supply	959,260	740,193

Subtotal	4,706,325	4,198,399
Allowance for doubtful accounts	(1,428,517)	(1,280,088)

Total	3,277,808	2,918,311

Current	3,062,574	2,695,077
Noncurrent	215,234	223,234

Total	3,277,808	2,918,311

F-80

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the financial statements Years ended December 31, 2022 and 2021 In thousands of reais, unless otherwise stated

(i)	General customers - residential and small and mid-sized companies;
(ii)	Special customers – large consumers, commercial industries, condominiums, and special billing customers (fixed demand agreements, industrial waste, wells, among others);

(iii) Agreements - installment payments of past-due receivables, plus inflation adjustment and interest, according to the agreements; and

(iv) Wholesale basis customers - municipal governments. This balance refers to the sale of treated water to municipalities, which are responsible for distributing to, billing, and charging final customers.

(b)	The aging of trade receivables is as follows:

	December 31, 2022	December 31, 2021

Current	2,244,754	1,896,535
Past-due:
Up to 30 days	489,709	502,164
From 31 to 60 days	248,128	267,723
From 61 to 90 days	165,306	182,977
From 91 to 120 days	150,941	155,018
From 121 to 180 days	281,530	258,718
From 181 to 360 days	58,702	95,751
Over 360 days	1,067,255	839,513

Total past-due	2,461,571	2,301,864

Total	4,706,325	4,198,399

F-81

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the financial statements Years ended December 31, 2022 and 2021 In thousands of reais, unless otherwise stated

(c)	Allowance for doubtful accounts

Changes in assets	December 31, 2022	December 31, 2021

Balance at the beginning of the year	1,280,088	1,157,619
Losses	209,360	182,547
Recoveries	(60,931)	(60,078)

Balance at the end of the year	1,428,517	1,280,088

Reconciliation of estimated/historical losses at the result	December 31, 2022	December 31, 2021

Write-offs	(636,366)	(508,055)
(Losses)/reversal with state entities – related parties	2,738	(13,206)
(Losses) with the private sector/government entities	(209,360)	(182,547)
Recoveries	60,931	60,078

Amount recorded as expense (Note 29)	(782,057)	(643,730)

The Company does not have customers individually accounting for 10% or more of its total revenues.

As of December 31, 2022, the Company has judicial bonds issued in its favor in the inflation adjusted amount of R$ 2,807,318, which are not recognized in the Financial Statements because of the difficulty to obtain a reasonable estimate to measure such assets, due to the uncertainties related to the beginning and the end of the payments. Judicial bonds are recognized upon the beginning of their receipt or when they are traded.

Debtor	December 31, 2022
Municipality of São Paulo	2,656,113
Municipality of Cotia	103,729
Municipality of Cachoeira Paulista	13,672
Other	33,804
TOTAL	2,807,318

F-82

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the financial statements Years ended December 31, 2022 and 2021 In thousands of reais, unless otherwise stated

11	Related-party balances and transactions

(a)	São Paulo State

(i)	Accounts receivable, interest on capital, revenue, and expenses

	December 31, 2022	December 31, 2021
Accounts receivable
Current:
Sanitation services (ii)	144,937	127,614
Allowance for losses	(49,595)	(52,333)
Reimbursement of additional retirement and pension benefits paid (G0):
- Monthly flow (iii) and (iv)	13,376	11,930
- GESP Agreement – 2015 (vi)	97,075	86,446

Total current	205,793	173,657

Noncurrent:
Agreement for the installment payment of sanitation services	1,361	1,361
Reimbursement of additional retirement and pension benefits paid (G0):
- GESP Agreement – 2015 (vi)	949,589	643,534

Total noncurrent	950,950	644,895

Total receivables	1,156,743	818,552

Assets:
Sanitation services	96,703	76,642
Reimbursement of additional retirement and pension benefits paid (G0)	1,060,040	741,910

Total	1,156,743	818,552

Liabilities:
Interest on capital payable	372,550	275,240

F-83

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the financial statements Years ended December 31, 2022 and 2021 In thousands of reais, unless otherwise stated

	2022	2021

Revenue from sanitation services	661,955	522,608
Payments from related parties	(632,501)	(439,349)

Payment received from reimbursement referring to Law 4,819/1958	(186,690)	(179,787)

(ii)	Sanitation services

The Company provides water supply and sewage services to the São Paulo State Government and other companies related to it, in terms and conditions deemed by Management as usual market terms and conditions, except for the settlement of credits, which may be made according to item (iii) of this Note.

(iii)	Reimbursement of additional retirement and pension benefits paid

Refers to additional retirement and pension benefits provided for in State Law 4,819/1958 ("Benefits") paid by the Company to former employees or pensioners, referred to as G0.

Under the GESP Agreement executed in 2001, the São Paulo State acknowledges being responsible for the charges arising from the Benefits, provided that the payment criteria established by the State Personnel Expenses Department (DDPE) be met, based on legal guidance of the Legal Counsel of the Treasury Department and the State Attorney General Office (PGE).

As explained in item (iv), the São Paulo State’s validation of the amounts due to the Company because of the Benefits found divergences regarding the calculation and eligibility criteria of the Benefits applied by the Company.

See additional information about the G0 plan in Note 22 (ii).

As a result of a court decision, SABESP is responsible for the payments.

F-84

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the financial statements Years ended December 31, 2022 and 2021 In thousands of reais, unless otherwise stated

(iv)	Disputed amounts

On November 17, 2008, the Company and the São Paulo State signed the Third Amendment to the GESP Agreement, when the disputed and undisputed amounts were calculated. The amendment established the efforts to calculate the Disputed Amount of the Benefits. According to clause fourth of such instrument, the Disputed Amount consists of the difference between the Undisputed Amount and the amount actually paid by the Company as additional retirement and pension benefits provided for in Law 4,819/1958, for which the State was originally responsible for, but paid by SABESP because of a court decision.

By entering into the Third Amendment, the State Attorney General Office (PGE) agreed to reassess the differences that gave rise to the Disputed Amount of the benefits provided for in Law 4,819/1958. At the time, this expectation was based on the willingness of the PGE to reassess the matter and the implied right of the Company to the reimbursement, including based on opinions from external legal counsel.

However, the recent opinions issued by the PGE received on September 4 and 22, 2009, and January 4, 2010, denied the reimbursement of the portion previously defined as Disputed Amount.

The third amendment also provides for the regularization of the monthly flow of benefits. While SABESP is responsible for the monthly payments, the São Paulo State shall reimburse the Company based on the criteria identical to those applied in the calculation of the Undisputed Amount. Should there be no preventive court decision, the State will directly assume the monthly payment flow of the portion deemed as undisputed.

Even though the negotiations with the State are still in progress, it is not possible to assure that the Company will recover the Disputed Amount in a friendly way.

Continuing the actions that aim to recover the credit that Management understands to be owed by the São Paulo State, related to the divergences in the reimbursement of the additional retirement and pension benefits paid by the Company, SABESP: (i) on March 24, 2010, addressed a message to the Controlling Shareholder by sending a letter resolved by the Executive Board proposing that the matter be discussed at B3’s Arbitration Chamber; (ii) in June 2010, sent to the Treasury Department a proposal of an agreement to settle said pending matters. The proposal was not accepted; (iii) on November 9, 2010, filed a lawsuit against the São Paulo State seeking full reimbursement of the amounts paid as benefits provided for in Law 4,819/1958 to settle the Disputed Amount under discussion between the Company and the São Paulo State. Despite the lawsuit, the Company will insist on reaching an agreement during the course of the lawsuit, as it believes that a reasonable agreement is better for the Company and its shareholders than waiting for the end of the lawsuit.

As of December 31, 2022 and 2021, the disputed amounts between SABESP and the São Paulo State, referring to additional retirement and pension benefits paid (Law 4,819/1958), totaled R$ 1,482,140 and R$ 1,375,137, respectively, for which allowances for doubtful accounts were created for the total amount.

F-85

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the financial statements Years ended December 31, 2022 and 2021 In thousands of reais, unless otherwise stated

(v)	Actuarial Liability

The Company recognized an actuarial liability corresponding to additional retirement and pension benefits paid to employees, retired employees, and pensioners of the G0 Plan. As of December 31, 2022 and 2021, the amounts corresponding to such actuarial liability were R$ 2,002,075 and R$ 2,192,062, respectively. For detailed information on additional retirement and pension benefits, see Note 22.

(vi)	GESP Agreement – 2015

On March 18, 2015, the Company, the São Paulo State, and DAEE, through the Department of Sanitation and Water Resources, entered into an Agreement totaling R$ 1,012,310, R$ 696,283 of which referring to the principal of the Undisputed Amount mentioned in item (iii) and R$ 316,027 to the inflation adjustment of the principal until February 2015.

The principal will be paid in 180 installments, as follows:

●	The first 24 installments were settled upon the transfer of 2,221,000 preferred shares issued by Companhia de Transmissão de Energia Elétrica Paulista (CTEEP), totaling R$ 87,174, based on the share closing price of March 17, 2015, which were sold on April 20, 2016; and

●	The amount of R$ 609, is being paid in 156 monthly installments, adjusted by the IPCA until the initial payment date, i.e. April 5, 2017. As of this date, the installments are being adjusted by IPCA plus a simple interest of 0.5% per month.

On July 22, 2022, the decision regarding the lawsuit that challenged the possibility of transferring the reservoirs was published in the State Official Gazette, preventing the transfer of the reservoirs to SABESP. Accordingly, as provided for in the agreement, the São Paulo State will pay SABESP, in addition to the principal, inflation adjustment of R$ 316,027 (restated until February 2015) in 60 installments, beginning in April 2030. The amount will be adjusted by IPCA until the initial date of the payments and, as of that date, IPCA plus simple interest of 0.5% per month will be levied on the amount of each installment.

In July 2022, R$ 325,561 referring to the adjustment for inflation until July 2022 was recorded at present value.

As of December 31, 2022, the balance receivable was R$ 97,075 in current assets (R$ 86,446 as of December 31, 2021) and R$ 949,589 in noncurrent assets (R$ 643,534 as of December 31, 2021).

F-86

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the financial statements Years ended December 31, 2022 and 2021 In thousands of reais, unless otherwise stated

(b)	Use of Reservoirs – EMAE

Empresa Metropolitana de Águas e Energia S.A. (EMAE) planned to receive the credit and obtain financial compensation for alleged past and future losses in electricity generation arising from water collection, and compensation for costs already incurred and to be incurred with the operation, maintenance, and inspection of the Guarapiranga and Billings reservoirs used by SABESP in its operations.

As of October 28, 2016, the Company entered into an agreement based on a Private Transaction Agreement and Other Covenants to settle the disputes fully and completely and SABESP will continue using the reservoirs.

As of December 31, 2022, the balance of the agreement totaled R$ 8,456 and R$ 95,033 (R$ 7,956 and R$ 88,264 as of December 31, 2021), recorded in Other liabilities, under current and noncurrent liabilities, respectively. R$ 8,963 was paid in 2022.

(c)	Agreements with reduced tariffs for State Entities that join the Rational Water Use Program (PURA)

The Company has signed agreements with government entities related to the São Paulo State Government that benefit them with a reduction of 25% in the tariff of water supply and sewage services when they are not in default. These agreements provide for the implementation of the rational water use program, which takes into consideration the reduction in water consumption.

(d)	Guarantees

The São Paulo State provides guarantees for some of the Company’s borrowings and financing and does not charge any related fees. See Note 17.

(e)	Personnel assignment agreement among entities related to the São Paulo State Government

The Company has personnel assignment agreements with entities related to the State Government, whose expenses are fully charged.

In 2022, expenses with employees assigned to other state entities totaled R$ 800 (R$ 734 in 2021).

No expenses with employees from other entities assigned to the Company were recorded in 2022 and 2021.

(f)	Non-operating assets

As of December 31, 2022 and 2021, the Company’s land and lent structures totaled R$ 3,613.

F-87

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the financial statements Years ended December 31, 2022 and 2021 In thousands of reais, unless otherwise stated

(g)	SABESPREV

The Company sponsors a defined benefit plan (G1 Plan), which is operated and administered by SABESPREV. The net actuarial liability recognized as of December 31, 2022, totaled R$ 148,116 (R$ 129,600 as of December 31, 2021). See Note 22.

(h)	Compensation of the Fiscal Council and Management Key Personnel

The compensation of the Executive Officers, members of the Audit Committee and Boards of Directors, and Fiscal Councils of the Companies controlled by the São Paulo State complies with the guidelines of the State Capital Defense Council (CODEC) and is defined at the Annual Shareholders’ Meeting, as per article 152 of Brazilian Corporation Law.

CODEC defines that the proposal for global and individual compensation of the statutory bodies for publicly held companies listed in B3’s Novo Mercado segment, controlled by the State, must be prepared by the Board of Directors under the Company’s Bylaws, within the scope of the Institutional Compensation Policy and submitted for approval of the Annual Shareholders’ Meeting.

In addition to the monthly compensation, the members of the Board of Directors, Fiscal Council, and Executive Board receive an annual reward equivalent to a monthly fee, calculated on a prorated basis in December of each year. The purpose of this reward is to define a compensation similar to the Christmas bonus paid to the Company’s registered employees, given that the relationship of Management with the Company has a statutory nature.

Benefits paid to Executive Officers only - meal vouchers, food vouchers, healthcare, private pension, annual rest (with the characteristic of paid leave of thirty (30) calendar days, with additional payment corresponding to one-third of the monthly fees for such rest), and FGTS.

SABESP pays bonuses for purposes of compensation of its Executive Officers, under the guidelines of the São Paulo State, such as a motivation policy, provided that the Company actually calculates quarterly, semi-annual, and annual profits, and distributes mandatory dividends to shareholders, even if in the form of interest on capital. Annual bonuses cannot exceed six times each Director’s monthly compensation or 10 % of the interest on capital paid by the Company, prevailing the shortest amount.

Expenses related to the compensation of the members of the Fiscal Council appointed by the controlling shareholder and Management members totaled R$ 6,175 and R$ 6,369 in 2022 and 2021, respectively.

Additional amounts of R$ 1,305 and R$ 1,440, referring to the executive officers’ bonus program, were recorded in 2022 and 2021, respectively.

F-88

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the financial statements Years ended December 31, 2022 and 2021 In thousands of reais, unless otherwise stated

(i)	Loan agreement through credit facility

The Company holds interest in certain Special Purpose Entities (SPEs), in which it does not hold the majority interest but has cast vote and power of veto in some matters but cannot use such power of veto in a way to affect the returns of its investments. Therefore, these SPEs are considered for accounting purposes as joint arrangements.

Aquapolo Ambiental

The Company entered into a loan agreement through a credit facility with SPE Aquapolo Ambiental S/A to finance the operations of that company, until the borrowings and financing requested with financial institutions are granted.

As of December 31, 2022, the balance of principal and interest of this agreement totaled R$ 12,953 recorded in current assets under “Other assets” (R$ 11,884 and R$ 11,021, respectively, as of December 31, 2021, recorded in current and noncurrent assets under “Other assets”, respectively), at CDI + 1.2% p.a.

The loan originally matured on April 30, 2015, but was extended to October 30, 2015. On November 25, 2015, a new amendment changed the payment schedule for three annual installments, the first of which matures on December 30, 2021, and the last on December 30, 2023.

Águas de Andradina

The Company entered into a loan agreement through a credit facility with SPE Águas de Andradina S/A to finance the operations of that company.

As of December 31, 2022, the balance of principal and interest of this agreement totaled R$ 242 and R$ 2,814, which was recorded in “Other assets” under current and noncurrent assets (R$ 34 and R$ 1,009, respectively, as of December 31, 2021), at CDI + 3% p.a.

This agreement was executed on August 17, 2021. The amount of principal, adjustment, accrued interest, and any other taxes must be paid in full by August 31, 2025.

F-89

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the financial statements Years ended December 31, 2022 and 2021 In thousands of reais, unless otherwise stated

(j)	FEHIDRO

In April 2021, the Company entered into three financing agreements under the State Fund for Water Resources (FEHIDRO). The funds will be aimed at the execution of works and sewage services in the municipalities of São Paulo, Itapecerica da Serra, and Vargem Grande Paulista. The investment totaled R$ 10.8 million, R$ 8.7 million of which, or 80% of the total, will be financed by FEHIDRO, and R$ 2.1 million, or 20% of the total, will be financed by SABESP. The financing interest rate is 3.00% p.a., with a total term of 59 months, 18 months of which corresponding to the grace period, and 41 months to amortization.

As of December 31, 2022, the balance of these financings totaled R$ 5.1 million (R$ 4.7 million as of December 31, 2021).

12	Investments

The Company holds interest in certain Special Purpose Entities (SPE). Although SABESP has no majority shares of its investees, the shareholders’ agreement provides for the power of veto in certain management issues, however, with no ability to use such power of veto in a way to affect the returns over the investments, indicating participating shared control (joint venture – CPC 19 (R2)).

The Company holds equity interest valued by the equity accounting in the following investees:

(a)	Sesamm

On August 15, 2008, Sesamm – Serviços de Saneamento de Mogi Mirim S/A was incorporated for a 30-year term from the signature date of the concession agreement with the municipality, to provide services to complement the implementation of the sewage removal system and the implementation of the operation of the sewage treatment system in the municipality of Mogi Mirim, including the disposal of solid waste.

As of December 31, 2022, the company’s share capital was R$ 19,532, divided into 19,532,409 registered common shares with no par value, of which SABESP holds an interest of 36%, while GS Inima holds an interest of 64%.

The operations initiated in June 2012.

F-90

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the financial statements Years ended December 31, 2022 and 2021 In thousands of reais, unless otherwise stated

(b)	Águas de Andradina

As of September 15, 2010, Águas de Andradina S/A was incorporated for an indefinite term, to provide water supply and sewage services to the municipality of Andradina.

As of December 31, 2022, the company’s share capital was R$ 17,936, divided into 17,936,174 registered common shares with no par value, of which SABESP holds an interest of 30%, while Iguá holds an interest of 70%.

The Company pledges 100% of the interest held in Águas de Andradina as a guarantee for the issue of Letters of Guarantee with BNDES.

The operations initiated in October 2010.

(c)	Águas de Castilho

As of October 29, 2010, Águas de Castilho was incorporated to provide water supply and sewage services in the municipality of Castilho.

As of December 31, 2022, the company’s share capital was R$ 2,785, divided into 2,785,276 registered shares with no par value, of which SABESP holds an interest of 30%, while Iguá holds an interest of 70%.

The Company pledges 100% of the interest held in Águas de Castilho as a guarantee for the issue of Letters of Guarantee with BNDES.

The operations initiated in January 2011.

(d)	Attend Ambiental

As of August 23, 2010, Attend Ambiental S/A was incorporated to implement and operate a pre-treatment station of non-domestic effluents and sludge transportation in the metropolitan region of São Paulo, as well as the development of other related activities and the creation of similar infrastructures in other locations in Brazil and abroad.

As of December 31, 2022, the company’s share capital was R$ 23,494, divided into 37,677,245 registered common shares with no par value, of which SABESP holds an interest of 45%, while Estre holds an interest of 55%.

The operations initiated in December 2014.

F-91

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the financial statements Years ended December 31, 2022 and 2021 In thousands of reais, unless otherwise stated

(e)	Aquapolo Ambiental

As of October 8, 2009, Aquapolo Ambiental was incorporated with the purpose of producing, supplying, and selling reuse water to Quattor Química S/A; Quattor Petroquímica S/A; Quattor Participações S/A and other companies that are part of the Petrochemical Center of Capuava and the São Paulo ABC region.

As of December 31, 2022, the company’s share capital was R$ 36,412, divided into 42,419,045 registered common shares with no par value, of which SABESP holds an interest of 49%, while GS Inima Industrial holds an interest of 51%.

The Company pledges 100% of the interest held in Aquapolo Ambiental S/A as a guarantee for the borrowing obtained through a debenture issue.

The operations initiated in October 2012.

(f)	Paulista Geradora de Energia

As of April 13, 2015, the Company acquired shares from Empresa Paulista Geradora de Energia S/A, jointly with Servtec Investimentos e Participações Ltda. (Servtec) and Tecniplan Engenharia e Comércio Ltda. (Tecniplan), whose purpose is the implementation and commercial exploration of hydraulic potentials in Small Hydroelectric Power Plants (SHPPs) located at the Guaraú and Vertedouro Cascata Water Treatment Stations.

As of December 31, 2022, the company’s share capital was R$ 13,756, divided into 8,679,040 registered common shares with no par value, of which SABESP holds an interest of 25%, Servtec 37.5%, and Tecniplan 37.5%. In October 2022, a capital increase totaling R$ 20,310 was approved, R$ 5,077 of which, or 25% of the aforementioned amount, was fully paid by the Company in 2022. The capital of R$ 15,233 will be paid by Servtec and Tecniplan in 2023.

As of December 31, 2022, operations had not initiated yet.

(g)	Cantareira SP Energia

On October 28, 2022, Cantareira SP Energia S/A was created with the purpose of developing, producing, and selling photovoltaic energy; selling and purchasing energy; renting, loaning, and leasing own or third-party assets; operating and maintaining energy generation plants; and holding an interest in other companies.

As of December 31, 2022, the company’s share capital was R$ 1,000, divided into 1,000,000 registered common shares with no par value, of which SABESP holds an interest of 49%, while Pacto SP Energia I Ltda. holds an interest of 51%.

As of December 31, 2022, operations had not initiated yet.

F-92

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the financial statements Years ended December 31, 2022 and 2021 In thousands of reais, unless otherwise stated

(h)	FOXX URE-BA Ambiental S/A

As of December 22, 2022, SABESP acquired shares from FOXX URE-BA Ambiental S/A, for R$ 40,000 for the acquisition of 20% of the company’s share capital, corresponding to R$ 13,852. The difference paid, of R$ 26,148, was recorded in intangible assets under “Right of use – Investments”. As of December 23, 2022, the Company contributed R$ 865. The business purpose of FOXX URE-BA is to provide services, under a concession regime, related to the treatment and final disposal of solid urban waste, including all waste from domestic and commercial collection, sweeping, pruning, cleaning of streets and other public highways, and the urban drainage system, the provision of these services and related activities to third parties with which it has executed contracts for such a purpose, including investments and works of the treatment unit, implemented and operated by the company, for the treatment and final disposal of waste, operation of revenue sources, carbon credits, and the byproduct resulting from the treatment process and final disposal of urban solid waste, as well as selling electricity.

As of December 31, 2022, the company’s share capital was R$ 69,258, divided into 69,257,657 registered common shares with no par value, of which SABESP holds an interest of 20%, while FOXX Inova Ambiental S/A holds an interest of 80%.

(i)	Infranext Soluções em Pavimentação S/A

On December 7, 2022, SPE Infranext Soluções e Pavimentação S/A was created to sell cold asphalt and related products, provide related services, make investments, and hold interest in other companies.

As of December 31, 2022, the company’s share capital was R$ 7,050, divided into 7,050,000 registered common shares with no par value. The company’s total share capital will be R$ 12,000, divided into 12,000,000 registered, book-entry common shares, of which SABESP will hold an interest of 45% and DVS – Locação de Equipamentos Ltda. will hold an interest of 55%. The unpaid capital, totaling R$ 4,950, will be paid by SABESP in 2023.

As of December 31, 2022, operations had not initiated yet.

F-93

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the financial statements Years ended December 31, 2022 and 2021 In thousands of reais, unless otherwise stated

Below is a summary of the investees’ financial statements in which SABESP holds equity interest valued by equity accounting:

	Equity		Contribution	Dividends distributed	Profit (loss) for the year
	December 31, 2022	December 31, 2021	2022	2022	2022	2021

Sesamm	59,371	58,421	-	(13,875)	14,825	9,059
Águas de Andradina	30,777	29,591	-	-	1,186	2,424
Águas de Castilho	10,787	9,384	-	-	1,403	1,428
Attend Ambiental	29,729	23,493	-	(1,941)	8,177	4,701
Aquapolo Ambiental	73,926	58,172	-	(14,742)	30,496	25,269
Paulista Geradora de Energia (*)	10,486	6,153	5,077	-	(744)	(539)
Cantareira SP Energia	1,000	-	1,000	-	-	-
FOXX URE-BA Ambiental	69,258	-	69,258	-	-	-
Infranext Soluções em Pavimentação (**)	7,050	-	7,050	-	-	-

(*) SABESP contributed R$ 5,077, corresponding to 25% of the interest. As of December 31, 2022, Servitec and Tecniplan had an outstanding payable amount of R$ 15,233 related to the remaining interest of 75% in PGE.

(**) Infranext’s share capital will be R$ 12,000. As of December 31, 2022, SABESP had an outstanding payable amount of R$ 4,950.

F-94

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the financial statements Years ended December 31, 2022 and 2021 In thousands of reais, unless otherwise stated

	Investments		Contribution	Dividends distributed	Equity in the earnings of subsidiaries		Interest percentage
	December 31, 2022	December 31, 2021	2022	2022	2022	2021	December 31, 2022	December 31, 2021

Sesamm	21,374	21,032	-	(4,995)	5,337	3,261	36%	36%
Águas de Andradina	9,233	8,877	-	-	356	700	30%	30%
Águas de Castilho	3,236	2,815	-	-	421	433	30%	30%
Attend Ambiental	13,379	10,572	-	(873)	3,680	5,438	45%	45%
Aquapolo Ambiental	36,223	28,504	-	(7,224)	14,943	12,382	49%	49%
Paulista Geradora de Energia	6,429	1,538	5,077	-	(186)	(135)	25%	25%
Cantareira SP Energia	490	-	490	-	-	-	49%	-
FOXX URE-BA Ambiental	13,852	-	13,852	-	-	-	20%	-
Infranext Soluções em Pavimentação	450	-	450	-	-	-	45%	-
Total	104,666	73,338	19,869	(13,092)	24,551	22,079
Other investments	6,099	6,099
Overall total	110,765	79,437

13	Investment Properties

	December 31, 2021	Additions	Depreciation	December 31, 2022

Investment properties	46,126	648	(48)	46,726

F-95

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the financial statements Years ended December 31, 2022 and 2021 In thousands of reais, unless otherwise stated

	December 31, 2020	Transfer	Depreciation	December 31, 2021

Investment properties	46,274	(100)	(48)	46,126

As of December 31, 2022 and 2021, the market value of these properties was approximately R$ 386,000.

14	Contract asset

	December 31, 2021	Additions (i)	Transfers	Transfers of works to intangible assets (ii)	December 31, 2022 (iii)

Total contract asset	8,550,102	5,240,528	2,702	(5,179,364)	8,613,968

	December 31, 2020	Additions	Transfers	Transfers of works to intangible assets	December 31, 2021

Total contract asset	7,969,164	4,759,789	2,412	(4,181,263)	8,550,102

(i)	The largest additions of the period are located in the municipalities of São Paulo, São Bernardo do Campo, and Praia Grande, totaling R$ 2,267 million, R$ 181 million, and R$ 134 million, respectively.
(ii)	The largest transfers of the period are located in the municipalities of São Paulo, Praia Grande, and São Bernardo do Campo, totaling R$ 2,640 million, R$ 619 million, and R$ 324 million, respectively.
(iii)	The largest works are located in the municipalities of São Paulo, Franca, and São Bernardo do Campo, totaling R$ 2,830 million, R$ 324 million, and R$ 262 million, respectively.

As of December 31, 2022 and 2021, the contract asset included R$ 276,893, recorded as a lease. Leases are part of construction costs and, since June 2020, additional works are being executed by the Company.

(a)	Capitalization of interest and other finance charges

The Company capitalizes interest, inflation adjustment, and exchange variation in the contract asset during the construction period. In 2022 and 2021, the Company capitalized R$ 622,803 and R$ 300,792, respectively.

F-96

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the financial statements Years ended December 31, 2022 and 2021 In thousands of reais, unless otherwise stated

(b)	Construction margin

The Company is primarily responsible for the construction and installation of the concession infrastructure, either by using its employees or contracting third parties, and is significantly exposed to its risks and benefits. Accordingly, the Company recognizes revenue from construction services corresponding to construction costs increased by gross margin.

Constructions related to the concessions are usually performed by third parties. In such a case, the margin is lower to cover administration costs and the assumption of responsibility for primary risks is lower. In 2022 and 2021, the margin was 2.3%.

In 2022 and 2021, the construction margins were R$ 109,369 and R$ 98,402, respectively.

(c)	Expropriations

As a result of the construction of priority projects related to water and sewage systems, the Company was required to expropriate third-party properties, whose owners will be compensated either amicably or through court.

The costs of such expropriations are recorded in the contract asset during the execution of the works. In 2022 and 2021, expropriations totaled R$ 62,599 and R$ 67,714, respectively.

15	Intangible assets

(a)	Statement of financial position details

	December 31, 2022			December 31, 2021
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net
Intangible right arising from:
Concession agreements – equity value	722,730	(223,404)	499,326	696,728	(205,671)	491,057
Concession agreements – economic value	1,585,271	(933,232)	652,039	1,497,968	(816,527)	681,441
Program contracts	26,875,408	(8,537,949)	18,337,459	24,804,170	(7,652,149)	17,152,021
Program contracts – commitments	1,709,757	(444,765)	1,264,992	1,709,757	(391,800)	1,317,957
Service contracts – São Paulo	25,584,703	(7,714,252)	17,870,451	22,834,803	(6,676,032)	16,158,771
Software license of use	1,249,881	(654,477)	595,404	1,133,833	(535,099)	598,734
Right of use – Other assets	170,921	(95,869)	75,052	173,715	(69,862)	103,853
Right of use – Investments	26,148	-	26,148	-	-	-
Total	57,924,819	(18,603,948)	39,320,871	52,850,974	(16,347,140)	36,503,834

F-97

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the financial statements Years ended December 31, 2022 and 2021 In thousands of reais, unless otherwise stated

(b)	Changes

	December 31, 2021	Additions	Transfer of contract asset	Transfers	Write-offs and disposals	Amortization	December 31, 2022
Intangible right arising from:
Concession agreements – equity value (*)	491,057	-	27,166	(144)	(115)	(18,638)	499,326
Concession agreements – economic value	681,441	13	48,428	33,576	(9)	(111,410)	652,039
Program contracts (*)	17,152,021	6,635	2,132,675	2,944	(2,800)	(954,016)	18,337,459
Program contracts – commitments	1,317,957	-	-	-	-	(52,965)	1,264,992
Service contracts – São Paulo	16,158,771	208	2,855,284	(41,133)	(6,063)	(1,096,616)	17,870,451
Software license of use	598,734	214	115,811	6	-	(119,361)	595,404
Right of use – Other assets	103,853	42,182	-	-	(67)	(70,916)	75,052
Right of use – Investments	-	26,148	-	-	-	-	26,148
Total	36,503,834	75,400	5,179,364	(4,751)	(9,054)	(2,423,922)	39,320,871

(*) As of December 31, 2022, the lines Concession agreements – equity value and Program contracts included leases in the amounts of R$ 54,356 and R$ 168,216, respectively.

	December 31, 2020	Additions	Transfer of contract asset	Transfers	Write-offs and disposals	Amortization	December 31, 2021
Intangible right arising from:
Concession agreements – equity value (*)	483,775	-	24,656	467	(148)	(17,693)	491,057
Concession agreements – economic value	734,665	-	52,275	(14)	(242)	(105,243)	681,441
Program contracts (*)	16,360,307	17,690	1,640,733	13,744	(8,840)	(871,613)	17,152,021
Program contracts – commitments	1,370,923	-	-	-	-	(52,966)	1,317,957
Service contracts – São Paulo	14,872,604	14,950	2,307,851	(13,827)	(13,745)	(1,009,062)	16,158,771
Software license of use	540,625	-	155,748	-	-	(97,639)	598,734
Right of use – Other assets	42,676	140,321	-	-	(4,103)	(75,041)	103,853
Total	34,405,575	172,961	4,181,263	370	(27,078)	(2,229,257)	36,503,834

(*) As of December 31, 2021, Concession agreements – equity value and Program contracts included leases in the amounts of R$ 65,012 and R$ 180,669, respectively.

F-98

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the financial statements Years ended December 31, 2022 and 2021 In thousands of reais, unless otherwise stated

As of June 30, 2020, a contract was signed for the provision of treatment services and final disposal of solid waste and collection of garbage tax in the Municipality of Diadema for 40 years. To reach the best operationalization format, treatment services and final disposal of solid waste are in the study phase and, based on the contractual provision, are subject to a partnership between SABESP and a private party, which will occur through a public call.

(c)	Intangible arising from concession agreements

The Company operates concession agreements for water supply and sewage services mostly based on agreements that define rights and obligations regarding the exploration of assets related to the provision of public services (See Note 3.9 (a)). The agreements provide for the return of the assets to the granting authority at the end of the concession period.

As of December 31, 2022 and 2021, the Company operated in 375 municipalities in the São Paulo State. Most of these agreements are valid for 30 years, except for contracts entered into with the municipalities of Guarulhos, Mauá, Santo André, São Bernardo do Campo, São João da Boa Vista, and Tejupá, which have a 40-year term.

The provision of services is remunerated in the form of tariffs, regulated by ARSESP.

Intangible rights arising from concession agreements include:

(i)	Concession agreements – equity value

Refer to municipalities assumed until 2006, except for the municipalities assumed by the economic value through an asset valuation report prepared by independent experts. The amortization of the assets is calculated on a straight-line basis, which considers the assets’ useful life.

(ii)	Concession agreements – economic value

From 1999 to 2006, negotiations related to new concessions were conducted based on the economic and financial results of the transaction, defined in a valuation report issued by independent experts.

The amount defined in the respective contract, after the transaction is closed with the municipality, realized upon subscription of the Company's shares or in cash, is recorded in this line and amortized throughout the respective concession (usually 30 years). As of December 31, 2022 and 2021, there were no pending amounts related to these payments to the municipalities.

Intangible assets are amortized on a straight-line basis over the term of the contracts or the useful life of the underlying assets, whichever is shorter.

F-99

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the financial statements Years ended December 31, 2022 and 2021 In thousands of reais, unless otherwise stated

(iii)	Program contracts

Refer to the renewal of contracts previously referred to as concession agreements, whose purpose is to provide sanitation services. The amortization of the assets acquired up to the signature dates of program contracts is calculated on a straight-line basis, which considers the assets’ useful life. Assets acquired or built after the signature dates of program contracts are amortized over the contracted period (most of which for 30 years) or during the useful life of the underlying assets, whichever is shorter.

(iv)	Program contracts – commitments

Since the effectiveness of the Basic Sanitation Regulation in 2007, contracts have been renewed through program contracts. In some of these contracts, the Company undertook to financially participate in social and environmental initiatives. The assets built and the financial commitments assumed in the program contracts are recorded as intangible assets and amortized on a straight-line basis under the term of the program contract (mostly, 30 years).

As of December 31, 2022, the amounts not yet disbursed were recorded in “Program contract commitments” under current and noncurrent liabilities, totaling R$ 100,188 and R$ 12,197 (R$ 77,652 and R$ 44,995 as of December 31, 2021), respectively.

(v)	Service contracts – Municipality of São Paulo

As of June 23, 2010, the Company entered into an agreement with the São Paulo State and the Municipality of São Paulo to provide water supply and sewage services in the municipality of São Paulo for 30 years, extendable for another 30 years.

Also on June 23, 2010, the State and the Municipality signed an Agreement, with SABESP as the intervening party and ARSESP as the consenting party, whose main aspects are:

1. The State and the Municipality grant SABESP the right to explore sanitation services in the capital of the São Paulo State, which includes the obligation to provide such services and the right to charge the respective tariff for this service;

2. The state and the Municipality define ARSESP as the agency responsible for regulating (including the tariff), controlling, and monitoring the services;

3. The evaluation model used was the discounted cash flow, which considered the financial and economic sustainability of SABESP’s operations in the metropolitan region of São Paulo;

4. All operating costs, taxes, investments, and the opportunity cost of SABESP’s investors and creditors were considered in the cash flow analysis;

5. The agreement provides for investments corresponding to 13% of gross revenue from services provided in the

F-100

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the financial statements Years ended December 31, 2022 and 2021 In thousands of reais, unless otherwise stated

Municipality of São Paulo, net of Cofins and Pasep taxes. Investment plans referring to SABESP’s execution shall be compatible with the activities and programs provided for in the State and Municipal sanitation plans, as well as in the Metropolitan sanitation plan, where applicable. The Investment Plan will be revised by the Managing Committee every four years, especially regarding investments to be made in the subsequent period.

6. The amount transferred to the Municipal Fund for Environmental Sanitation and Infrastructure to be invested in sanitation services in the municipality must be recovered through tariff charges, as agreed upon in the contract. This amount accounts for 7.5% of the total revenue from services provided in the Municipality of São Paulo, net of Cofins and Pasep, and delinquency in the period, recognized in profit or loss as operating cost.

7. The opportunity cost of SABESP’s creditors and investors was based on the Weighted Average Cost of Capital (WACC) methodology. This cost was used as a discount rate of the cash flow; and

8. The agreement provides for the remuneration of net assets in operation, preferably calculated through equity valuation or carrying amount adjusted for inflation, as defined by ARSESP. In addition, it provides for the remuneration of investments to be made by SABESP, so that there is no residual value at the end of the Agreement.

Regarding the recovery of the amount transferred to the Municipal Fund for Environmental Sanitation and Infrastructure through tariff charges, mentioned in item 6 above, in April 2013, ARSESP issued Resolution 413, postponing the application of Resolution 407 and suspending, until the conclusion of the tariff review process, the transfer of services corresponding to municipal charges to consumers, as established in Resolution 407. The postponement of Resolution 407 was due to a request by the São Paulo State to analyze, among other things, methods to reduce the impact on consumers.

On April 18, 2014, ARSESP published Resolution 484 with the final result of SABESP’s Tariff Revision. However, both the São Paulo Municipal Government, through Official Letter 1,309/2014-SGM/GAB, and the São Paulo State, through a petition filed by the São Paulo State Office, through Official Letter ATG/Official Letter 092/2014-CC, requested a postponement of the effects of ARSESP Resolution 413, published in the São Paulo State Official Gazette on March 20, 2013, until the conclusion of the revision of the Agreement entered into between the São Paulo Municipal Government, the São Paulo State, and SABESP.

As of May 9, 2018, ARSESP announced the final result of the Second Ordinary Tariff Revision and, as of this revision cycle, ARSESP has been passing-on on the tariffs up to 4% of municipal revenue, which is transferred from SABESP to the Municipal Fund for Environmental Sanitation and Infrastructure legally created. Under the Second Ordinary Tariff Revision, concluded in May 2018, the only contract providing for that transfer and meeting the requirements of ARSESP was the one executed with the municipality of São Paulo. Accordingly, 4% of the funds transferred to the Municipal Fund for Environmental Sanitation and Infrastructure of São Paulo were passed-on to the tariffs of the tariff cycle ended in April 2021.

F-101

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the financial statements Years ended December 31, 2022 and 2021 In thousands of reais, unless otherwise stated

The Municipal Government of São Paulo and the Company have not reached an agreement to define the percentage of the Municipal Fund for Environmental Sanitation and Infrastructure transfer to the tariffs charged by the Company in the Municipality of São Paulo, which led to the filing of a lawsuit by the municipality claiming the percentage provided for in the contract between the parties. The municipality required the suspension of the lawsuit and SABESP has not yet been summoned.

At the time of execution of the agreement, the Municipality of São Paulo and the Company did not agree to settle the pending financial issues existing, related to the rendering of water supply and sewage services to the properties of the Municipality, and for that reason, the Company filed lawsuits for collection of the aforementioned amounts, which remain in progress and are recorded under allowance for doubtful accounts.

As of December 31, 2022 and 2021, the agreement entered into with the Municipality of São Paulo accounted for 44.45%, respectively, of the Company’s sanitation revenue, which ensures legal and property security to SABESP.

(d)	Public-Private Partnership - PPP

SABESP carries out operations related to the PPPs mentioned below. These operations and their respective guarantees are supported by agreements executed according to Law 11,079/2004.

Alto Tietê Production System

In June 2008, SABESP and the special purpose entity CAB-Sistema Produtor Alto Tietê S/A (currently SPAT Saneamento S/A), formed by Galvão Engenharia S.A. and Companhia Águas do Brasil – Cab Ambiental, signed the contracts of the Public-Private Partnership of the Alto Tietê production system.

The service contract is valid for 15 years and has the purpose of expanding the capacity of the Taiaçupeba Water Treatment Station, from 10 thousand to 15 thousand liters per second. The operation started in October 2011.

SABESP monthly transfers funds from tariffs collected for services provided to the SPE CAB Sistema Produtor Alto Tietê S/A, totaling R$ 14,299, corresponding to monthly remuneration. This amount is annually adjusted by the IPC – FIPE and is monthly recorded in a restricted account, as established in the contracts. If SABESP complies with its monthly obligations with the SPE, the funds from the restricted account will be released.

The guarantee has been effective since the beginning of the operation and will be valid until the end, termination, intervention, annulment, or caducity of the Administrative Concession, or other events of extinction provided for in the Concession Agreement or the legislation applicable to administrative concessions, including in the event of bankruptcy or dissolution of the SPE.

F-102

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the financial statements Years ended December 31, 2022 and 2021 In thousands of reais, unless otherwise stated

São Lourenço Production System

In August 2013, the Company and the special purpose entity Sistema Produtor São Lourenço S/A, formed by Construções e Comércio Camargo Corrêa S/A and Construtora Andrade Gutierrez S/A, signed the Public-Private Partnership contracts of the São Lourenço Production System.

In May 2018, the control of SPE Sistema Produtor São Lourenço S/A was transferred to CGGC Construtora do Brasil Ltda, previously formed by Construções e Comércio Camargo Corrêa S/A and Construtora Andrade Gutierrez S/A.

The objective of the contract is (i) the construction of a water production system, mainly consisting of a water pipeline connecting Ibiúna to Barueri, a water collection station in Ibiúna, a water treatment station in Vargem Grande Paulista and water reservoirs; and (ii) the provision of services for 25 years, for the operation of the system to dewater, dry and provide final disposal of sludge, maintenance, and works of the São Lourenço Production System project.

The works started in April 2014 and the São Lourenço Production System (SPSL) PPP started operating on July 10, 2018.

Since the beginning of operations, the Company monthly transfers funds from tariffs collected for services provided to the SPE Sistema Produtor São Lourenço S/A, in the amount of R$ 40,024, corresponding to monthly remuneration plus any interests and charges. This amount is annually adjusted by the IPC – FIPE and is monthly recorded in a restricted account, as established in the contracts. If the Company complies with its monthly obligations with the SPE, the funds from the restricted account will be released.

The guarantee will be valid until one of the following events occurs, whichever occurs first (i) the original payment date of the last installment of interest/amortization of the main financing that the SPE may contract for the performance of the works; (ii) end, termination, intervention, annulment or caducity of the Administrative Concession, or other events of extinction provided for in the Concession Agreement or the legislation applicable to administrative concessions, including in the event of bankruptcy or dissolution of the SPE.

Intangible assets were accrued based on the physical evolution of the works, with the Public-Private Partnership accounts being the corresponding entries in liabilities.

The discount rates used in the agreements of the Public-Private Partnerships Alto Tietê and São Lourenço are 8.20% and 7.80% p.a., respectively, for the calculation of the present value adjustment.

F-103

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the financial statements Years ended December 31, 2022 and 2021 In thousands of reais, unless otherwise stated

The amounts recorded in intangible assets are as follows:

	December 31, 2022	December 31, 2021
Alto Tietê	251,545	269,062
São Lourenço	2,725,900	2,895,798
Total	2,977,445	3,164,860

The obligations assumed by the Company are as follows:

	December 31, 2022			December 31, 2021
	Current liabilities	Noncurrent liabilities	Total liabilities	Current liabilities	Noncurrent liabilities	Total liabilities

Alto Tietê	91,782	36,645	128,427	69,442	102,873	172,315
São Lourenço	130,631	2,700,123	2,830,754	73,315	2,814,555	2,887,870
Total	222,413	2,736,768	2,959,181	142,757	2,917,428	3,060,185

(e)	Amortization of Intangible Assets

The average amortization rate totaled 5.2% and 4.9% as of December 31, 2022 and 2021, respectively.

F-104

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the financial statements Years ended December 31, 2022 and 2021 In thousands of reais, unless otherwise stated

(f)	Right of use

Nature	December 31, 2022	December 31, 2021

Leases - Contract asset	276,893	276,893

Leases - Concession and Program Contract
Cost	405,431	405,446
Accumulated amortization	(182,859)	(159,765)
(=) Net	222,572	245,681

Other assets (*)
Vehicles	153,384	142,003
Properties	11,711	6,570
Equipment	5,826	9,841
Other assets	-	15,301
Accumulated amortization	(95,869)	(69,862)
(=) Net	75,052	103,853

Right of use	574,517	626,427

(*)        From January to December 2022, costs and accumulated amortization totaling R$ 44,976 (R$ 108,406 from January to December 2021), referring to expired rights of use, were written off.

The lease liability corresponds to total future fixed lease payments, adjusted to present value, considering an incremental rate on borrowings. For further information, see Note 17.

F-105

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the financial statements Years ended December 31, 2022 and 2021 In thousands of reais, unless otherwise stated

The table below shows the impact on the Company’s result:

Impact on the result
	December 31, 2022	December 31, 2021

Right of use amortization	(105,551)	(75,041)
Financial result – interest expense and inflation adjustment	(72,050)	(68,730)
Expenses of short-term leases with low value	(25,365)	(22,467)
Reduction of profit for the year	(202,966)	(166,238)

(g)	Performance Agreements

SABESP has performance agreements for the construction of assets, in which the contractor is paid for the delivery of results, not only for the execution of the construction works.

The performance agreements have three phases: (i) implementation of the scope - construction of the asset; (ii) calculation of the performance of the asset built; and (iii) payment of fixed installments.

SABESP monitors the performance of the agreement and recognizes the assets when future economic benefits are generated for the Company so that costs can be reliably measured. The performance value is part of the asset’s cost, as it has better performance and, consequently, generates additional future economic benefits for the Company.

The limit to be paid to the supplier corresponds to 120% of the base value of the agreement. In most agreements, when the minimum performance percentage is not reached, the amount to be paid to the supplier will be the cost of the materials used in the construction of the assets only.

As of December 31, 2022, the accounting balances of the agreements recorded in contract asset and intangible assets were R$ 138,550 and R$ 2,126,106 (R$ 737,657 and R$ 871,488 as of December 31, 2021), respectively.

F-106

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the financial statements Years ended December 31, 2022 and 2021 In thousands of reais, unless otherwise stated

16	Property, plant and equipment

(a)	Statement of financial position details

	December 31, 2022				December 31, 2021
	Cost	Accumulated depreciation	Net	Annual average depreciation rate	Cost	Accumulated depreciation	Net	Annual average depreciation rate
Land	94,228	-	94,228	-	94,213	-	94,213	-
Buildings	90,311	(42,343)	47,968	2.1%	86,703	(41,205)	45,498	2.1%
Equipment	412,828	(291,963)	120,865	15.3%	397,782	(282,628)	115,154	15.1%
Transportation equipment	12,578	(10,083)	2,495	9.9%	10,434	(7,962)	2,472	9.9%
Furniture and fixtures	38,528	(15,032)	23,496	6.7%	36,561	(14,482)	22,079	6.7%
Other	50,189	(302)	49,887	5.0%	11,982	(241)	11,741	5.0%
Total	698,662	(359,723)	338,939	11.2%	637,675	(346,518)	291,157	11.1%

(b)	Changes

	December 31, 2021	Additions	Transfers	Write-offs and disposals	Depreciation	December 31, 2022
Land	94,213	-	15	-	-	94,228
Buildings	45,498	4,657	(976)	(45)	(1,166)	47,968
Equipment	115,154	27,849	1,988	(781)	(23,345)	120,865
Transportation equipment	2,472	175	658	(3)	(807)	2,495
Furniture and fixtures	22,079	2,646	394	(149)	(1,474)	23,496
Other	11,741	38,341	(30)	(78)	(87)	49,887
Total	291,157	73,668	2,049	(1,056)	(26,879)	338,939

F-107

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the financial statements Years ended December 31, 2022 and 2021 In thousands of reais, unless otherwise stated

	December 31, 2020	Additions	Transfers	Write-offs and disposals	Depreciation	December 31, 2021
Land	94,213	-	-	-	-	94,213
Buildings	45,347	3,181	(1,965)	(5)	(1,060)	45,498
Equipment	101,016	38,807	(3,398)	(365)	(20,906)	115,154
Transportation equipment	2,969	97	69	-	(663)	2,472
Furniture and fixtures	17,419	4,477	1,647	(206)	(1,258)	22,079
Other	7,287	3,719	865	-	(130)	11,741
Total	268,251	50,281	(2,782)	(576)	(24,017)	291,157

F-108

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the financial statements Years ended December 31, 2022 and 2021 In thousands of reais, unless otherwise stated

17	Borrowings and financing

Borrowings and financing outstanding balance	December 31, 2022			December 31, 2021
Financial institution	Current	Noncurrent	Total	Current	Noncurrent	Total
Local currency
12th issue debentures	45,450	67,681	113,131	45,450	113,049	158,499
14th issue debentures	-	-	-	25,388	-	25,388
17th issue debentures	144,632	-	144,632	102,252	101,982	204,234
18th issue debentures	49,937	45,649	95,586	48,479	92,677	141,156
21st issue debentures	-	-	-	174,849	-	174,849
22nd issue debentures	199,901	326,433	526,334	200,000	508,530	708,530
23rd issue debentures	-	864,910	864,910	-	864,776	864,776
24th issue debentures	-	488,478	488,478	-	461,350	461,350
26th issue debentures	-	1,239,645	1,239,645	-	1,168,317	1,168,317
27th issue debentures	299,614	698,339	997,953	-	997,433	997,433
28th issue debentures	-	1,197,756	1,197,756	-	1,197,395	1,197,395
29th issue debentures	-	1,275,295	1,275,295	-	1,230,602	1,230,602
30th issue debentures	-	998,110	998,110	-	-	-
Brazilian Federal Savings Bank	99,767	1,422,145	1,521,912	98,784	1,380,170	1,478,954
Brazilian Development Bank - BNDES PAC	6,736	-	6,736	13,394	6,665	20,059
Brazilian Development Bank - BNDES PAC II 9751	7,214	23,344	30,558	7,161	30,308	37,469
Brazilian Development Bank - BNDES PAC II 9752	4,887	15,884	20,771	4,851	20,619	25,470
Brazilian Development Bank - BNDES ONDA LIMPA	26,949	33,617	60,566	26,751	60,089	86,840
Brazilian Development Bank – BNDES TIETÊ III	154,437	656,264	810,701	117,593	617,251	734,844
Brazilian Development Bank - BNDES 2015	33,807	390,127	423,934	33,558	420,685	454,243
Brazilian Development Bank - BNDES 2014	6,572	16,525	23,097	6,524	22,874	29,398
Inter-American Development Bank – IDB 2202	181,349	2,164,009	2,345,358	181,349	2,344,403	2,525,752
Inter-American Development Bank – IDB INVEST	37,340	853,725	891,065	34,800	890,400	925,200
Inter-American Development Bank – IDB Invest 2022	14,100	452,085	466,185	-	-	-
International Finance Corporation - IFC	80,000	670,996	750,996	-	-	-
Leases (Concession Agreements, Program Contracts, and Contract Asset)	44,453	313,391	357,844	36,640	360,671	397,311
Leases (others)	72,109	29,265	101,374	69,306	56,663	125,969
Other	6,241	5,867	12,108	4,790	9,274	14,064
Interest and other charges	417,878	-	417,878	239,581	-	239,581
Total in local currency	1,933,373	14,249,540	16,182,913	1,471,500	12,956,183	14,427,683

F-109

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the financial statements Years ended December 31, 2022 and 2021 In thousands of reais, unless otherwise stated

Borrowings and financing outstanding balance	December 31, 2022			December 31, 2021
Financial institution	Current	Noncurrent	Total	Current	Noncurrent	Total
Foreign currency
Inter-American Development Bank - IDB 1212 – US$ 30,834 thousand (US$ 41,112 thousand in December 2021)	53,628	107,256	160,884	57,357	172,071	229,428
Inter-American Development Bank - IDB 4623 – US$ 74,299 thousand (US$ 30,329 thousand in December 2021)	-	367,441	367,441	-	155,192	155,192
International Bank for Reconstruction and Development (IBRD) – IBRDs 7662 and 8916 - US$ 78,197 thousand (US$ 76,712 thousand in December 2021)	31,722	365,648	397,370	33,927	386,328	420,255
JICA 15 – ¥ 8,067,010 thousand (¥ 9,219,440 thousand in December 2021)	45,602	273,610	319,212	55,858	391,008	446,866
JICA 18 – ¥ 7,253,120 thousand (¥ 8,289,280 thousand in December 2021)	41,001	245,865	286,866	50,223	351,398	401,621
JICA 17 – ¥ 3,753,048 thousand (¥ 3,706,564 thousand in December 2021)	11,424	136,227	147,651	12,833	165,900	178,733
JICA 19 – ¥ 26,296,011 thousand (¥ 28,109,529 thousand in December 2021)	71,761	967,124	1,038,885	87,901	1,272,803	1,360,704
IDB 1983AB – US$ 7,692 thousand (US$ 15,385 thousand in December 2021)	39,962	-	39,962	42,927	42,336	85,263
Interest and other charges	17,487	-	17,487	18,091	-	18,091
Total in foreign currency	312,587	2,463,171	2,775,758	359,117	2,937,036	3,296,153

Total borrowings and financing	2,245,960	16,712,711	18,958,671	1,830,617	15,893,219	17,723,836

Exchange rate as of December 31, 2022: US$ 5.2177; ¥ 0.03957 (as of December 31, 2021: US$ 5.5805; ¥ 0.04847).

As of December 31, 2021, the Company did not have balances of borrowings and financing raised during the year, maturing within 12 months.

F-110

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the financial statements Years ended December 31, 2022 and 2021 In thousands of reais, unless otherwise stated

Local currency	Guarantees	Maturity	Annual interest rate	Inflation adjustment

12th issue debentures	Own funds	2025	TR + 9.5%
14th issue debentures	Own funds	2022	TJLP + 1.92% (series 1 and 3) and 9.19% (series 2)	IPCA (series 2)
17th issue debentures	Own funds	2023	CDI + 0.75% (series 1) and 4.5% (series 2) and 4.75% (series 3)	IPCA (series 2 and 3)
18th issue debentures	Own funds	2024	TJLP + 1.92% (series 1 and 3) and 8.25% (series 2)	IPCA (series 2)
21st issue debentures	Own funds	2022	CDI + 0.60% (series 1) and CDI+ 0.90% (series 2)
22nd issue debentures	Own funds	2025	CDI + 0.58% (series 1) and CDI+ 0.90% (series 2) and 6.0% (series 3)	IPCA (series 3)
23rd issue debentures	Own funds	2027	CDI + 0.49% (series 1) and CDI+ 0.63% (series 2)
24th issue debentures	Own funds	2029	3.20% (series 1) and 3.37% (series 2)	IPCA (series 1 and 2)
26th issue debentures	Own funds	2030	4.65% (series 1) and 4.95% (series 2)	IPCA (series 1 and 2)
27th issue debentures	Own funds	2027	CDI + 1.60% (series 1) and CDI+ 1.80% (series 2) and 2.25% (series 3)
28th issue debentures	Own funds	2028	CDI + 1.20% (series 1), CDI+ 1.44% (series 2), and 1.60% (series 3)
29th issue debentures	Own funds	2036	CDI + 1.29% (series 1), 5.3058% (series 2), and 5.4478% (series 3)	IPCA (series 2 and 3)
30th issue debentures	Own funds	2029	CDI + 1.30% (series 1) and CDI+ 1.58% (series 2)
Brazilian Federal Savings Bank	Own funds	2023/2042	5% to 9.5%	TR
Brazilian Development Bank - BNDES PAC	Own funds	2023	TJLP + 1.82%
Brazilian Development Bank - BNDES PAC II 9751	Own funds	2027	TJLP + 1.72%
Brazilian Development Bank - BNDES PAC II 9752	Own funds	2027	TJLP + 1.72%
Brazilian Development Bank - BNDES ONDA LIMPA	Own funds	2025	TJLP + 1.92%
Brazilian Development Bank – BNDES TIETÊ III	Own funds	2028	TJLP + 1.66%
Brazilian Development Bank - BNDES 2015	Own funds	2035	TJLP + 2.18%
Brazilian Development Bank - BNDES 2014	Own funds	2026	TJLP + 1.76%
Inter-American Development Bank – IDB 2202	Government	2035	CDI + 0.86%
Inter-American Development Bank – IDB INVEST	Own funds	2034	CDI+ 1.90% and CDI 2.70%
Inter-American Development Bank – IDB Invest 2022	Own funds	2036	CDI + 2.50%
International Finance Corporation - IFC	Own funds	2032	CDI + 2.00%
Leases (Concession Agreements, Program Contracts, and Contract Asset)		2035	7.73% to 10.12%	IPC
Leases (others)		2027	5.20% to 15.39%
Other	Own funds	2025	3% (FEHIDRO) TJLP + 1.5% (FINEP)

F-111

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the financial statements Years ended December 31, 2022 and 2021 In thousands of reais, unless otherwise stated

Foreign currency	Guarantees	Maturity	Annual interest rate	Exchange variation

Inter-American Development Bank - IDB 1212 – US$ 30,834 thousand	Government	2025	3.31% (*)	US$
Inter-American Development Bank - IDB 4623 – US$ 74,299 thousand	Government	2044	1.12% (*)	US$
International Bank for Reconstruction and Development (IBRD) – IBRDs 7662 and 8916 - US$ 78,197 thousand	Government	2034	2.85% (*)	US$
JICA 15 – ¥ 8,067,010 thousand	Government	2029	1.8% and 2.5%	Yen
JICA 18 – ¥ 7,253,120 thousand	Government	2029	1.8% and 2.5%	Yen
JICA 17 – ¥ 3,753,048 thousand	Government	2035	1.2% and 0.01%	Yen
JICA 19 – ¥ 26,296,011 thousand	Government	2037	1.7% and 0.01%	Yen
IDB 1983AB – US$ 7,692 thousand	-	2023	2.08% to 2.38% (*)	US$

(*) Rates comprising SOFR + contractually defined spread.

F-112

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the financial statements Years ended December 31, 2022 and 2021 In thousands of reais, unless otherwise stated

(i)       Payment schedule – accounting balances as of December 31, 2022

	2023	2024	2025	2026	2027	2028	2029 to 2044	TOTAL
LOCAL CURRENCY
Debentures	739,534	1,072,853	1,203,451	1,082,322	1,700,765	644,748	1,498,157	7,941,830
Brazilian Federal Savings Bank	99,767	99,270	105,476	112,071	119,068	126,371	859,889	1,521,912
BNDES	240,602	233,867	213,586	203,726	191,168	72,322	221,092	1,376,363
IDB 2202	181,349	181,349	181,349	181,349	181,349	181,349	1,257,264	2,345,358
IDB INVEST	37,340	39,550	44,300	106,390	108,728	143,591	411,166	891,065
IDB INVEST 2022	14,100	14,100	38,275	38,431	38,431	38,431	284,417	466,185
IFC	80,000	80,000	80,000	80,000	80,000	80,000	270,996	750,996
Leases (Concession Agreements, Program Contracts, and Contract Asset)	44,453	46,638	45,839	30,769	33,767	33,968	122,410	357,844
Leases (others)	72,109	15,580	9,248	3,972	465	-	-	101,374
Other	6,241	2,979	2,746	142	-	-	-	12,108
Interest and other charges	417,878	-	-	-	-	-	-	417,878
TOTAL IN LOCAL CURRENCY	1,933,373	1,786,186	1,924,270	1,839,172	2,453,741	1,320,780	4,925,391	16,182,913
FOREIGN CURRENCY
IDB	53,628	53,628	63,830	20,403	20,403	20,403	296,030	528,325
IBRD	31,722	31,722	31,722	31,722	31,722	31,722	207,038	397,370
JICA	169,788	169,787	169,787	169,787	169,787	169,787	773,891	1,792,614
IDB 1983AB	39,962	-	-	-	-	-	-	39,962
Interest and other charges	17,487	-	-	-	-	-	-	17,487
TOTAL IN FOREIGN CURRENCY	312,587	255,137	265,339	221,912	221,912	221,912	1,276,959	2,775,758
Total	2,245,960	2,041,323	2,189,609	2,061,084	2,675,653	1,542,692	6,202,350	18,958,671

F-113

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the financial statements Years ended December 31, 2022 and 2021 In thousands of reais, unless otherwise stated

(II)       Changes

	December 31, 2021	Addition (lease)	Funding	Borrowing costs	Monetary and exchange variation	Inflation adjustment / exchange variation and incorporated interest- Capitalized	Interest paid	Amortization	Accrued interest	Provision for interest and fees - Capitalized	Expenses with borrowing costs	December 31, 2022

LOCAL CURRENCY
Debentures	7,467,968	-	1,000,000	(4,320)	165,879	-	(712,966)	(563,504)	544,116	257,951	11,242	8,166,366
Brazilian Federal Savings Bank	1,483,113	-	119,437	-	17,247	7,131	(117,041)	(100,855)	80,422	36,731	-	1,526,185
BNDES	1,392,844	-	200,000	-	7,020	3,117	(104,596)	(222,353)	67,311	37,391	259	1,380,993
IDB 2202	2,589,442	-	-	-	-	-	(281,971)	(181,349)	98,574	224,899	955	2,450,550
IDB INVEST	956,942	-	-	-	-	-	(108,921)	(34,800)	129,733	-	665	943,619
IFC	-	-	760,000	(9,385)	-	-	(24,978)	-	-	48,507	381	774,525
IDB INVEST 2202	-	-	470,000	(3,922)	-	-	(30,698)	-	33,840	-	107	469,327
Leases (Concession Agreements, Program Contracts, and Contract Asset)	397,311	-	-	-	-	-	(54,390)	(39,467)	54,390	-	-	357,844
Leases (others)	125,969	42,182	-	-	-	-	(17,659)	(84,437)	35,319	-	-	101,374
Other	14,094	-	3,654	-	56	2	(789)	(5,669)	748	34	-	12,130
TOTAL IN LOCAL CURRENCY	14,427,683	42,182	2,553,091	(17,627)	190,202	10,250	(1,454,009)	(1,232,434)	1,044,453	605,513	13,609	16,182,913

FOREIGN CURRENCY
IDB	387,837	-	226,497	(6,732)	(20,355)	-	(12,581)	(56,273)	13,733	-	567	532,693
IBRD	420,881	-	39,417	(3,166)	(28,665)	61	(3,779)	(30,895)	5,525	20	363	399,762
JICA	2,401,887	-	15,546	-	(437,296)	3,243	(33,167)	(177,007)	26,597	3,102	204	1,803,109
IDB 1983AB	85,548	-	-	-	(5,602)	-	(1,952)	(40,115)	1,284	614	417	40,194
TOTAL IN FOREIGN CURRENCY	3,296,153	-	281,460	(9,898)	(491,918)	3,304	(51,479)	(304,290)	47,139	3,736	1,551	2,775,758
Total	17,723,836	42,182	2,834,551	(27,525)	(301,716)	13,554	(1,505,488)	(1,536,724)	1,091,592	609,249	15,160	18,958,671

F-114

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the financial statements Years ended December 31, 2022 and 2021 In thousands of reais, unless otherwise stated

	December 31, 2020	Addition (lease)	Funding	Borrowing costs	Monetary and exchange variation	Inflation adjustment / exchange variation and incorporated interest- Capitalized	Interest paid	Amortization	Accrued interest	Provision for interest and fees - Capitalized	Expenses with borrowing costs	December 31, 2021

LOCAL CURRENCY
Debentures	6,756,504	-	2,450,000	(25,717)	225,106	-	(387,618)	(1,963,282)	258,114	139,563	15,298	7,467,968
Brazilian Federal Savings Bank	1,418,832	-	156,488	-	685	-	(113,030)	(93,064)	79,966	33,236	-	1,483,113
BNDES	1,370,902	-	207,136	-	-	-	(88,084)	(186,179)	51,122	37,688	259	1,392,844
IDB 2202	2,730,195	-	-	-	-	-	(97,829)	(181,349)	63,964	73,506	955	2,589,442
IDB INVEST	944,513	-	-	-	-	-	(33,276)	(18,340)	63,380	-	665	956,942
Leases (Concession Agreements, Program Contracts, and Contract Asset)	428,743	-	-	-	-	-	(52,250)	(31,432)	52,250	-	-	397,311
Leases (others)	45,876	140,187	-	-	-	-	(15,782)	(76,013)	31,701	-	-	125,969
Other	15,197	-	2,921	(32)	-	-	(718)	(3,986)	690	22	-	14,094
TOTAL IN LOCAL CURRENCY	13,710,762	140,187	2,816,545	(25,749)	225,791	-	(788,587)	(2,553,645)	601,187	284,015	17,177	14,427,683

FOREIGN CURRENCY
IDB	317,302	-	108,728	(7,620)	22,979	-	(8,488)	(53,197)	7,936	-	197	387,837
IBRD	426,860	-	-	(3,377)	30,814	-	(2,481)	(32,965)	1,789	-	241	420,881
JICA	2,684,321	-	34,360	(76)	(108,851)	10,198	(43,184)	(216,190)	35,315	5,802	192	2,401,887
IDB 1983AB	119,379	-	-	-	6,536	-	(2,705)	(40,607)	1,753	777	415	85,548
TOTAL IN FOREIGN CURRENCY	3,547,862	-	143,088	(11,073)	(48,522)	10,198	(56,858)	(342,959)	46,793	6,579	1,045	3,296,153
Total	17,258,624	140,187	2,959,633	(36,822)	177,269	10,198	(845,445)	(2,896,604)	647,980	290,594	18,222	17,723,836

F-115

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the financial statements Years ended December 31, 2022 and 2021 In thousands of reais, unless otherwise stated

(a)	Main events in 2022

Debentures

As of March 18, 2022, the Company raised R$ 1.0 billion from the 30th issue of simple, unsecured debentures, not convertible into shares, in up two series, according to CVM Instruction 476/2009. The funds raised from the issue were used to refinance financial commitments maturing in 2022 and to recompose and reinforce the Company’s cash position.

The 30th issue debentures was as follows:

	Value	Maturity	Remuneration
Series 1	R$ 500,000	03/2027	CDI + 1.30 p.a.
Series 2	R$ 500,000	03/2029	CDI + 1.58 p.a.

●	The covenants agreed upon for the 30th issues debentures are:

Calculated every quarter, when disclosing the quarterly information or annual financial statements:

- Net debt/adjusted EBITDA lower than or equal to 3.50;

- Adjusted EBITDA/paid financial expenses equal to or higher than 1.5;

- Disposal of operating assets, termination of licenses, loss of concession, or loss of the Issuer’s ability to execute and operate public sanitation services in areas of the São Paulo State which, individually or jointly during the term of the agreement, lead to a reduction of the Issuer’s net sales and/or service revenue of more than twenty- five percent (25%). The above limit will be calculated every quarter, taking into consideration the Issuer’s net operating income during the twelve (12) months before the end of each quarter and using the financial information disclosed by the Issuer.

The failure to comply with the covenants for at least two consecutive quarters, or two non-consecutive quarters within twelve months, will cause the early termination of the agreement (in which case the 30-day cure period does not apply).

The contract has a cross acceleration clause, i.e. the early maturity of any of the Company’s debts, in an individual or aggregate amount equal to or higher than R$ 182 million, adjusted by the IPCA inflation index as of the issue date, constitutes a default event and may result in the early maturity of the obligations arising from the Debentures.

In the first quarter of 2022, the Company paid the final amortization of the 14th issue debentures, totaling R$ 27.6 million, of which R$ 25.7 million in principal and R$ 1.9 million in interest.

In the second quarter of 2022, the Company paid the final amortization of the 21st issue debentures, totaling R$ 185.1 million, of which R$ 175.0 million in principal and R$ 10.1 million in interest.

F-116

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the financial statements Years ended December 31, 2022 and 2021 In thousands of reais, unless otherwise stated

IDB INVEST 2022

On July 15, 2022, the Company raised R$ 470.0 million with the Inter-American Investment Corporation (IDB INVEST).

The proceeds raised from this contract will be exclusively used to cover the costs of the Tietê River Cleaning Project.

The principal will be amortized in semi-annual payments in June and December, starting in June 2023 and ending in June 2036. Interests mature semi-annually in December and June, starting in December 2022 and ending in June 2036, at CDI + 2.5% p.a.

●	The covenants agreed upon for IDB INVEST 2022 are:

Calculated every quarter, when disclosing the quarterly information or annual financial statements:

- Net debt/adjusted EBITDA equal to or lower than 3.50;

- Adjusted EBITDA/paid financial expenses equal to or higher than 2.35;

They should be maintained for two (2) consecutive quarters or not, for any four (4) consecutive quarters.

International Finance Corporation (IFC)

On July 27, 2022, the Company raised R$ 760.0 million with the International Finance Corporation (IFC).

The funds raised will be used to finance:

●	the capital expenses related to the New Pinheiros River program;
●	the capital expenses to improve sanitation in the São Paulo coastal regions; and
●	the capital expenses to improve water supply in municipalities of the São Paulo coastal region and suburbs of the São Paulo municipality.

The principal will be amortized in semi-annual payments in April and October, starting in April 2023 and ending in April 2032. Interests mature semi-annually in October and April, starting in October 2022 and ending in April 2032, at CDI + 2.0% p.a.

●	The covenants agreed upon for IFC are:

Calculated every quarter, when disclosing the quarterly information or annual financial statements:

- Net debt/adjusted EBITDA equal to or lower than 3.50;

- Adjusted EBITDA/paid financial expenses equal to or higher than 2.35;

They should be maintained for two (2) consecutive quarters or not, for any four (4) consecutive quarters.

F-117

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the financial statements Years ended December 31, 2022 and 2021 In thousands of reais, unless otherwise stated

(b)	Lease

The Company has lease agreements signed as Assets Lease. During the construction period, work costs are capitalized to contract assets and the lease amount is recorded in the same proportion.

After startup, the lease payment period starts (240 monthly installments), and the amount is periodically restated by the contracted price index.

The amounts payable for the right of use of assets are also recorded in this line. See Note 15 (f).

(c)	Covenants

The table below shows the most restrictive covenants as of December 31, 2022.

Covenants
Adjusted EBITDA / Adjusted Financial Expenses	Equal to or higher than 2.80
EBITDA / Financial Expenses Paid	Equal to or higher than 2.35
Adjusted Net Debt / Adjusted EBITDA	Equal to or lower than 3.80
Net Debt / Adjusted EBITDA	Equal to or lower than 3.50
Total Adjusted Debt / Adjusted EBITDA	Lower than 3.65
Other Onerous Debt (1) / Adjusted EBITDA	Equal to or lower than 1.30
Adjusted Current Ratio	Higher than 1.00
(1) The contractual definition of “Other Onerous Debts” corresponds to the sum of pension plan obligations and healthcare plan, installment payments of tax debts, and installments payments of debts with the electricity supplier.

As of December 31, 2022 and 2021, the Company met the requirements set forth by its borrowings and financing agreements.

F-118

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the financial statements Years ended December 31, 2022 and 2021 In thousands of reais, unless otherwise stated

(d)	Borrowings and financing – Credit limited

Agent	December 31, 2022
(in millions of reais (*))
Brazilian Federal Savings Bank	1,079
Brazilian Development Bank (BNDES)	255
Inter-American Development Bank (IDB)	1,178
International Bank for Reconstruction and Development (IBRD)	1,259
Other	18
TOTAL	3,789

(*) Brazilian Central Bank’s exchange rate as of December 31, 2022 (US$ 1.00 = R$ 5.2177; ¥ 1.00 = R$ 0.03957).

Financing resources contracted have specific purposes and are released for the execution of their respective investments, according to the progress of the works.

18	Taxes and contributions

(a)	Current assets

	December 31, 2022	December 31, 2021
Recoverable taxes
Income tax and social contribution	206,517	259,902
Withheld income tax (IRRF) on financial investments	33,283	13,041
Other federal taxes	3,106	3,161
Total	242,906	276,104

(b)	Current liabilities

	December 31, 2022	December 31, 2021
Taxes and contributions payable
Cofins and Pasep	134,624	111,963
INSS (social security contribution)	44,515	39,902
IRRF (withholding income tax)	63,361	49,468
Other	50,961	55,797
Total	293,461	257,130

F-119

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the financial statements Years ended December 31, 2022 and 2021 In thousands of reais, unless otherwise stated

On February 08, 2023, the Federal Supreme Court (STF) unanimously decided that a final decision favorable to companies on taxes paid on a continuous base would lose its effects if the STF later rules against it.

The Company analyzed the matter judged in this decision, which covers Social Contribution on Net Profit, as well as other taxes that fit into the decision granted, and did not identify any impact on the Financial Statements.

19	Deferred taxes and contributions

(a)	Statement of financial position details

	December 31, 2022	December 31, 2021
Deferred tax assets
Provisions	560,404	503,374
Pension plan obligations - G1	141,606	150,577
Donations of underlying assets on concession agreements	46,088	47,589
Allowance for doubtful accounts	199,363	183,963
Other	171,798	127,092
Total deferred tax asset	1,119,259	1,012,595

Deferred tax liabilities
Temporary difference on concession of intangible asset	(353,817)	(368,235)
Capitalization of borrowing costs	(457,669)	(404,931)
Profit on supply to government entities	(346,650)	(353,262)
Actuarial gain – G1 Plan	(93,561)	(109,271)
Construction margin	(43,323)	(46,079)
Borrowing costs	(13,517)	(14,556)
Total deferred tax liabilities	(1,308,537)	(1,296,334)

Deferred tax liability, net	(189,278)	(283,739)

F-120

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the financial statements Years ended December 31, 2022 and 2021 In thousands of reais, unless otherwise stated

(b)	Realization

	December 31, 2022	December 31, 2021
Deferred tax assets
to be realized in up to 12 months	318,965	280,373
to be realized after one year	800,294	732,222
Total deferred tax asset	1,119,259	1,012,595
Deferred tax liabilities
to be realized in up to 12 months	(25,746)	(31,777)
to be realized after one year	(1,282,791)	(1,264,557)
Total deferred tax liabilities	(1,308,537)	(1,296,334)
Deferred tax liability, net	(189,278)	(283,739)

(c)	Changes

Deferred tax assets	December 31, 2021	Net net	December 31, 2022
Provisions	503,374	57,030	560,404
Pension plan obligations - G1	150,577	(8,971)	141,606
Donations of underlying assets on concession agreements	47,589	(1,501)	46,088
Credit losses	183,963	15,400	199,363
Other	127,092	44,706	171,798
Total	1,012,595	106,664	1,119,259

Deferred tax liabilities
Temporary difference in the concession of intangible asset	(368,235)	14,418	(353,817)
Capitalization of borrowing costs	(404,931)	(52,738)	(457,669)
Profit on supply to government entities	(353,262)	6,612	(346,650)
Actuarial gain – G1	(109,271)	15,710	(93,561)
Construction margin	(46,079)	2,756	(43,323)
Borrowing costs	(14,556)	1,039	(13,517)
Total	(1,296,334)	(12,203)	(1,308,537)

Deferred tax liability, net	(283,739)	94,461	(189,278)

F-121

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the financial statements Years ended December 31, 2022 and 2021 In thousands of reais, unless otherwise stated

Deferred tax assets	December 31, 2020	Variation net	December 31, 2021
Provisions	436,445	66,929	503,374
Pension plan obligations - G1	154,498	(3,921)	150,577
Donations of underlying assets on concession agreements	50,142	(2,553)	47,589
Credit losses	155,719	28,244	183,963
Other	134,932	(7,840)	127,092
Total	931,736	80,859	1,012,595

Deferred tax liabilities
Temporary difference in the concession of intangible asset	(388,675)	20,440	(368,235)
Capitalization of borrowing costs	(390,211)	(14,720)	(404,931)
Profit on supply to government entities	(356,513)	3,251	(353,262)
Actuarial gain – G1	(48,979)	(60,292)	(109,271)
Construction margin	(48,843)	2,764	(46,079)
Borrowing costs	(19,231)	4,675	(14,556)
Total	(1,252,452)	(43,882)	(1,296,334)

Deferred tax liability, net	(320,716)	36,977	(283,739)

	December 31, 2022	December 31, 2021

Opening balance	(283,739)	(320,716)
Net change in the year:
- corresponding entry in the income statement	78,751	97,269
- corresponding entry in the equity valuation adjustment (Note 22)	15,710	(60,292)

Total net change	94,461	36,977
Closing balance	(189,278)	(283,739)

F-122

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the financial statements Years ended December 31, 2022 and 2021 In thousands of reais, unless otherwise stated

(d)	Reconciliation of the effective tax rate

The amounts recorded as income tax and social contribution expenses in the financial statements are reconciled to the statutory rates, as shown below:

	December 31, 2022	December 31, 2021

Profit before income taxes	4,272,750	3,170,156
Statutory rate	34%	34%

Estimated expense at the statutory rate	(1,452,735)	(1,077,853)
Tax benefit of interest on equity	284,920	200,073
Permanent differences
Provision Law 4,819/1958 – G0 (i)	(26,786)	(22,640)
Donations	(16,588)	(16,723)
Other differences	59,706	52,856

Income tax and social contribution	(1,151,483)	(864,287)

Current income tax and social contribution	(1,230,234)	(961,556)
Deferred income tax and social contribution	78,751	97,269
Effective rate	27%	27%

(i)       Permanent difference related to the provision for the actuarial liability. See Note 22 (ii) and (v).

20	Provisions

(a)	Lawsuits and proceedings that resulted in provisions

(I)	Statement of financial position details

The Company is a party to several legal claims and administrative proceedings arising from the normal course of business, including civil, tax, labor, and environmental matters. Management recognizes provisions consistently with the recognition and measurement criteria established in Note 3.15. The terms and payment amounts are defined based on the outcome of these lawsuits.

F-123

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the financial statements Years ended December 31, 2022 and 2021 In thousands of reais, unless otherwise stated

	December 31, 2022			December 31, 2021
	Provisions	Escrow deposits	Provisions net of deposits	Provisions	Escrow deposits	Provisions net of deposits
Customer claims (i)	151,023	(6,226)	144,797	168,258	(10,780)	157,478
Supplier claims (ii)	257,080	(53)	257,027	477,854	(123)	477,731
Other civil claims (iii)	99,462	(1,131)	98,331	95,601	(2,523)	93,078
Tax claims (iv)	79,532	(16,037)	63,495	57,509	(2,693)	54,816
Labor claims (v)	654,277	(13,979)	640,298	349,962	(15,864)	334,098
Environmental claims (vi)	406,872	(36)	406,836	331,326	(34)	331,292
Total	1,648,246	(37,462)	1,610,784	1,480,510	(32,017)	1,448,493

Current	924,038	-	924,038	809,821	-	809,821
Noncurrent	724,208	(37,462)	686,746	670,689	(32,017)	638,672

(II)	Changes

	December 31, 2021	Additional provisions	Interest and inflation adjustment	Use of the accrual	Amounts not used (reversal)	December 31, 2022
Customer claims (i)	168,258	12,258	21,316	(29,363)	(21,446)	151,023
Supplier claims (ii)	477,854	78,481	56,934	(309,321)	(46,868)	257,080
Other civil claims (iii)	95,601	22,485	13,708	(9,248)	(23,084)	99,462
Tax claims (iv)	57,509	18,216	7,837	(1,568)	(2,462)	79,532
Labor claims (v)	349,962	307,352	131,139	(76,884)	(57,292)	654,277
Environmental claims (vi)	331,326	38,632	48,511	(300)	(11,297)	406,872
Subtotal	1,480,510	477,424	279,445	(426,684)	(162,449)	1,648,246
Escrow deposits	(32,017)	(55,546)	(4,779)	13,832	41,048	(37,462)
Total	1,448,493	421,878	274,666	(412,852)	(121,401)	1,610,784

F-124

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the financial statements Years ended December 31, 2022 and 2021 In thousands of reais, unless otherwise stated

	December 31, 2020	Additional provisions	Interest and inflation adjustment	Use of the accrual	Amounts not used (reversal)	December 31, 2021
Customer claims (i)	160,705	32,996	29,685	(30,972)	(24,156)	168,258
Supplier claims (ii)	410,734	92,135	90,788	(71,238)	(44,565)	477,854
Other civil claims (iii)	86,083	15,477	12,850	(10,056)	(8,753)	95,601
Tax claims (iv)	59,678	8,630	8,054	(15,133)	(3,720)	57,509
Labor claims (v)	316,880	100,245	36,373	(66,220)	(37,316)	349,962
Environmental claims (vi)	249,582	40,477	50,957	(33)	(9,657)	331,326
Subtotal	1,283,662	289,960	228,707	(193,652)	(128,167)	1,480,510
Escrow deposits	(31,360)	(39,586)	(11,852)	48,805	1,976	(32,017)
Total	1,252,302	250,374	216,855	(144,847)	(126,191)	1,448,493

(b)	Lawsuits deemed as contingent liabilities

The Company is a party to lawsuits and administrative proceedings relating to environmental, tax, civil, and labor claims, which are assessed as contingent liabilities in the financial statements since it either does not expect outflows to be required or the amount of the obligations cannot be reliably measured. Contingent liabilities, net of deposits, are represented as follows:

	December 31, 2022	December 31, 2021
Customer claims (i)	200,966	173,875
Supplier claims (ii)	1,147,606	1,521,935
Other civil claims (iii)	1,146,048	852,735
Tax claims (iv)	1,869,583	1,548,781
Labor claims (v)	1,471,423	1,095,841
Environmental claims (vi)	3,302,843	3,201,716
Total	9,138,469	8,394,883

F-125

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the financial statements Years ended December 31, 2022 and 2021 In thousands of reais, unless otherwise stated

(c)	Explanation of the nature of main classes of lawsuits

(i)	Customer claims

Refer mainly to lawsuits from customers claiming that their tariffs should be equal to those of other consumer categories, lawsuits for reduction of sewage tariff due to system losses, consequently requiring the refund of amounts charged by the Company, and lawsuits for reduction of tariff for being eligible to the Social Welfare Entity category.

(ii)	Supplier claims

Include lawsuits filed by some suppliers alleging underpayment of monetary adjustments and economic and financial imbalance of the agreements, and are in progress at different courts.

(iii)	Other civil claims

Refer mainly to indemnities for property damage, pain and suffering, and loss of profits allegedly caused to third parties, such as vehicle accidents, claims, challenges on the methodology to collect tariffs, among others, filed at different court levels.

(iv)	Tax claims

Tax claims refer mainly to tax collections and fines in general challenged due to disagreements regarding notification or differences in the interpretation of legislation by the Company's Management.

The Municipality of São Paulo, through Law 13,476/2022, revoked the exemption of the service tax held by the Company until then and issued tax deficiency notices related to sewage services and ancillary activities, in the adjusted amount of R$ 957,199 (R$ 857,688 as of December 31, 2021), which are currently subject to three tax foreclosures. SABESP filed for a writ of mandamus against the revocation, which was denied. It also filed for provisional measures and actions for annulment, aiming at the suspension of enforceability of the credits and annulment of the tax deficiency notices, as it understands that notwithstanding the revocation of the exemption, sewage activities and ancillary activities are not on the list of activities that may be taxed by the Municipality. Regarding the middle activities, the decision was partially favorable and SABESP’s appeal was denied. SABESP filed a special appeal requesting a suspensive effect, which was not admitted at the origin. An interlocutory appeal was filed with the Superior Court of Justice. The decision of the appeal filed was favorable to the Company. Special and extraordinary appeals of the Municipality are pending decision. Regarding the middle activities, the decision was partially favorable and SABESP’s appeal was denied. SABESP filed a special appeal requesting a suspensive effect, which was not admitted at the origin. An interlocutory appeal was filed with the Superior Court of Justice. The Company deemed the lawsuit as contingent liabilities.

F-126

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the financial statements Years ended December 31, 2022 and 2021 In thousands of reais, unless otherwise stated

(v)	Labor claims

The Company is a party to several labor lawsuits, involving issues such as overtime, shift schedule, health hazard premium, hazardous duty premium, prior notice, change of function, salary equalization, service outsourcing, and others, which are at various court levels.

(vi)	Environmental claims

These refer to several administrative proceedings and lawsuits filed by government entities, including Companhia Ambiental do Estado de São Paulo (CETESB) and the Public Prosecution Office of the São Paulo State, which aim at certain obligations to do and not to do, with the provision of fines for non-compliance, and imposition of compensation for environmental damages allegedly caused by the Company.

The main objects in which the Company is involved are: a) blame SABESP for discharging or releasing sewage without proper treatment; b) invest in the water and sewage treatment system of the municipality, under penalty of paying a fine; c) pay compensation for environmental damages; amongst others.

(d)	Other concession-related claims

The Company is a party to concessions-related claims, in which it challenges compensatory issues for the resumption of sanitation services by some municipalities or the right to continue operating such services.

The amount recognized in noncurrent assets as indemnities receivable, referring to the municipalities of Cajobi, Macatuba, Álvares Florence, Embaúba, Araçoiaba da Serra, and Itapira totaled R$ 27,539 as of December 31, 2022 and 2021; it also recorded the full amount of estimated losses. None of the above-mentioned municipalities are operated by the Company. When a final judgment grants a municipality the right to repossess and operate sanitation services, Brazilian legislation provides for the payment of compensation for the investments made by the Company.

(e)	Environmental claims with executed agreements

In 2022, the Company executed court agreements totaling R$ 308,134. Of this amount, R$ 302,873 corresponds to the performance of works and R$ 5,261 to environmental compensations, the latter being recorded in Liabilities as “other liabilities”.

(f)	Guarantee insurance

As of May 25, 2022, the Company executed an agreement effective for one year for the issue of policies under several types of guarantee insurance. The limit that can be used is R$ 600 million. The guarantee insurance for escrow deposit is used in legal claims, where instead of immediately disbursing cash, the Company uses the guarantee provided by the insurance until the end of these proceedings, limited to up to five years. As of December 31, 2022, R$ 432.2 million was available for use.

F-127

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the financial statements Years ended December 31, 2022 and 2021 In thousands of reais, unless otherwise stated

21	Labor and social obligations

	December 31, 2022	December 31, 2021
Salaries and payroll charges	70,089	58,591
Provision for vacation	254,469	226,127
Healthcare plan (i)	70,136	45,915
Provision for profit sharing (ii)	96,227	88,376
Consent Decree (TAC)	6,114	5,723
Knowledge Retention Program (PRC)	1,469	1,884
Total	498,504	426,616

(i)	Healthcare plan

Benefits granted are paid after the event, free of choice, and are sponsored by the contributions of SABESP and the employees. In 2022, the Company contributed 8.8%, on average, of gross payroll, totaling R$ 272,460 (8.50% in 2021, totaling R$ 232,850).

(ii)	Profit sharing

The profit-sharing program was implemented according to an agreement with the labor union. Payment corresponds to up to one month’s salary for each employee, depending on the performance of goals reached from January to December, and should be paid in the subsequent year.

22	Pension plan obligations

The Company has Post-Employment Benefit Plans in the following modalities: Defined Benefit (BD) – G1 (i) and G0 (ii); and Defined Contribution (CD) – Sabesprev Mais (iii) and VIVEST (iv), whereby only the latter is open for new adhesions. See the reconciliation of expenses with such plans in item (v).

Defined benefit plans

Summary of pension plan obligations – Liabilities

	December 31, 2022			December 31, 2021
	G1 Plan	G0 Plan	Total	G1 Plan	G0 Plan	Total
Present value of the defined benefit obligations	(2,715,388)	(2,002,075)	(4,717,463)	(2,764,027)	(2,192,062)	(4,956,089)
Fair value of the plan’s assets	2,567,272	-	2,567,272	2,634,427	-	2,634,427

Total pension plan obligations (deficit)	(148,116)	(2,002,075)	(2,150,191)	(129,600)	(2,192,062)	(2,321,662)

F-128

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the financial statements Years ended December 31, 2022 and 2021 In thousands of reais, unless otherwise stated

Changes in Liabilities

	December 31, 2022			December 31, 2021
	G1 Plan	G0 Plan	Total	G1 Plan	G0 Plan	Total
Plan’s liabilities
Defined benefit obligation, beginning of the year	(2,764,027)	(2,192,062)	(4,956,089)	(3,112,980)	(2,549,541)	(5,662,521)
Cost of the current service	(35,020)	-	(35,020)	(32,777)	-	(32,777)
Interest costs	(231,745)	(176,953)	(408,698)	(205,707)	(158,244)	(363,951)
Actuarial gains/(losses) recorded as other comprehensive income	126,626	161,766	288,392	414,823	330,337	745,160
Benefits paid	188,778	205,174	393,952	172,614	185,386	358,000
Defined benefit obligation, end of the year	(2,715,388)	(2,002,075)	(4,717,463)	(2,764,027)	(2,192,062)	(4,956,089)

Plan’s assets
Fair value of the plan’s assets, beginning of the year	2,634,427	-	2,634,427	2,793,927	-	2,793,927
Expected return of the plan’s assets	221,079	-	221,079	184,687	-	184,687
Company’s contributions	39,377	-	39,377	35,368	-	35,368
Participants’ contributions	34,000	-	34,000	30,551	-	30,551
Benefits paid	(188,778)	-	(188,778)	(172,614)	-	(172,614)
Actuarial gains/(losses) recorded as other comprehensive income	(172,833)	-	(172,833)	(237,492)	-	(237,492)
Fair value of the plan’s assets, end of the year	2,567,272	-	2,567,272	2,634,427	-	2,634,427

Total pension plan obligations (deficit)	(148,116)	(2,002,075)	(2,150,191)	(129,600)	(2,192,062)	(2,321,662)

F-129

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the financial statements Years ended December 31, 2022 and 2021 In thousands of reais, unless otherwise stated

Changes in equity – Other comprehensive income

According to CPC33 (R1) and IAS19, the Company recognizes gains/(losses) from changes in actuarial assumptions in equity, such as equity valuation adjustments, as shown below:

	December 31, 2022			December 31, 2021
	G1 Plan	G0 Plan	Total	G1 Plan	G0 Plan	Total

Actuarial gains/(losses) on the obligations	126,626	161,766	288,392	414,823	330,337	745,160
Gain/(losses) on financial assets	(172,833)	-	(172,833)	(237,492)	-	(237,492)
Total gains/(losses)	(46,207)	161,766	115,559	177,331	330,337	507,668
Deferred income tax and social contribution	15,710	-	15,710	(60,292)	-	(60,292)
Equity valuation adjustments	(30,497)	161,766	131,269	117,039	330,337	447,376

Changes in profit (loss) for the year

	December 31, 2022			December 31, 2021
	G1 Plan	G0 Plan	Total	G1 Plan	G0 Plan	Total
Cost of services, net	1,020	-	1,020	2,227	-	2,227
Interest costs	231,745	176,953	408,698	205,707	158,244	363,951
Expected return of the plan’s assets	(221,079)	-	(221,079)	(184,687)	-	(184,687)
Amount received from the São Paulo State (undisputed)	-	(98,174)	(98,174)	-	(91,657)	(91,657)
Total expenses	11,686	78,779	90,465	23,247	66,587	89,834

Maturity profile of the obligations

	December 31, 2022
	G1 Plan	G0 Plan
Payment of benefits expected in 2023	213,318	190,425
Payment of benefits expected in 2024	200,740	177,004
Payment of benefits expected in 2025	192,045	167,075
Payment of benefits expected in 2026	182,039	156,583
Payment of benefits expected in 2027 or subsequent years	1,927,246	1,310,988
Total	2,715,388	2,002,075
Duration	12.69	10.40

F-130

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the financial statements Years ended December 31, 2022 and 2021 In thousands of reais, unless otherwise stated

Actuarial assumptions used

	December 31, 2022		December 31, 2021
	G1 Plan	G0 Plan	G1 Plan	G0 Plan
Actual discount rate (NTN-B)	6.19% p.a.	6.15% p.a.	5.53% p.a.	5.26% p.a.
Inflation rate	5.31% p.a.	5.31% p.a.	3.00% p.a.	3.00% p.a.
Nominal wage growth rate	7.42% p.a.	7.42% p.a.	5.06% p.a.	5.06% p.a.
Mortality table	AT-2000 (By gender)	AT-2000 (By gender)	AT-2000 (By gender)	AT-2000 (By gender)

Sensitivity analysis

The sensitivity analysis to changes in the main weighted assumptions of the total defined pension plan obligation as of December 31, 2022, is:

Impact on the present value of the defined benefit obligations
Assumption	Change in the assumption	G1	G0
Discount rate	Increase of 1.0%	Decrease of R$ 215,825	Decrease of R$ 159,129
	Decrease of 1.0%	Increase of R$ 234,447	Increase of R$ 172,859
Life expectation	Increase of 1 year	Increase of R$ 59,778	Increase of R$ 83,050
	Decrease of 1 year	Decrease of R$ 58,505	Decrease of R$ 79,449
Wage growth rate	Increase of 1.0%	Increase of R$ 38,898	Increase of R$ 894
	Decrease of 1.0%	Decrease of R$ 40,755	Decrease of R$ 937

(i)	G1 Plan

Managed by SABESPREV, this financed defined benefit plan (“G1 Plan”) receives similar contributions established in a plan of subsidy of actuarial study of SABESPREV, as follows:

●	0.99% of the portion of the salary of participation up to 20 salaries; and
●	8.39% of the surplus, if any, of the portion of the salary of participation over 20 salaries.

As of December 31, 2022, there were 2,843 and 8,089 active and inactive participants, respectively (2,930 and 8.109, respectively, as of December 31, 2021).

The Company’s and the participants’ contributions to the G1 Plan totaled R$ 39,377 and R$ 34,000, respectively, in 2022 (R$ 35,368 and R$ 30,551, respectively, in 2021). Of this amount, the Company and the participants made payments referring to the actuarial deficit in the amounts of R$ 31,556 and R$ 26,168, respectively, in 2022 (R$ 28,829 and R$ 23,609, respectively, in 2021).

F-131

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the financial statements Years ended December 31, 2022 and 2021 In thousands of reais, unless otherwise stated

Estimated expenditures for the coming year	2023
Cost of services, net	5,997
Regular and extraordinary contributions expected from participants	(36,521)
Interest costs	307,777
Net profitability on financial assets	(294,788)
Expenditures to be recognized by the Company	(17,535)

Plan’s assets

The investment policies and strategies of the plan are aimed at obtaining consistent returns and reducing the risks associated with the use of financial assets available in the Capital Markets through diversification, considering factors, such as liquidity needs and the long-term nature of the plan’s liability, types and availability of financial instruments in the local and international markets, general economic conditions and forecasts, as well as requirements of the legislation. The allocation of the plan’s assets and its management strategies are determined with the support of reports and analyses prepared by SABESPREV and independent financial advisors.

	December 31, 2022%		December 31, 2021%
Total fixed income	1,804,550	70.3	1,613,153	61.2
Total equities	136,582	5.3	261,665	9.9
Total structured investments	498,825	19.4	599,970	22.8
Other	127,315	5.0	159,639	6.1
Fair value of the plan’s assets	2,567,272	100	2,634,427	100

The restrictions on portfolio investments in the case of federal government bonds are:

i)	instruments securitized by the National Treasury;
ii)	derivative instruments should be used for hedging only.

The restrictions on portfolio investments in the case of equities for internal management are:

i)	day-trade transactions;
ii)	short selling;
iii)	unsecured swap transactions; and
iv)	leverage, derivative transactions that represent leverage of the asset or short selling will not be allowed, such transactions cannot result in losses greater than the amounts invested.

F-132

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the financial statements Years ended December 31, 2022 and 2021 In thousands of reais, unless otherwise stated

As of December 31, 2022, SABESPREV had no financial assets issued by the Company in its own portfolio; however, such assets could be in the portfolio of investment funds invested by the Foundation. Properties held in the portfolio are not used by the Company.

On December 21, 2022, SABESP and SABESPREV, mutually agreed to execute an Admission of Debt Instrument, where SABESP recognizes as legitimate, valid, net, certain, and enforceable the debt related to its share of responsibility in the balancing of the deficit of SABESPREV’s Basic Benefits Plan (G1 Plan), collateralizing the Contract for Revenue Binding and Assignment of Credit Transfer, executed between the parties on February 9, 2023.

(ii)	G0 Plan

According to State Law 4,819/1958, employees who started providing services before May 1974 acquired a legal right to receive supplemental pension payments, which rights are referred to as "G0 Plan". The Company pays supplemental retirement and pension amounts on behalf of the São Paulo State and seeks reimbursements of such amounts, which are recorded in the “Balances with related parties” line, limited to the amounts considered virtually certain to be reimbursed by the São Paulo State.

As of December 31, 2022, there were 8 and 1,750 active and inactive participants, respectively (8 and 1,794, respectively, as of December 31, 2021).

Estimated expenses for the coming year

2023
Interest costs	225,220
Expenses to be recognized	225,220

(iii)	Sabesprev Mais Plan

As of December 31, 2022, this Defined Contribution Plan managed by SABESPREV had 9,365 active and assisted participants (9,463 as of December 31, 2021).

The sponsor's contributions correspond to the result obtained by applying a percentage of 100% to the basic contribution made by the participant.

(iv)	VIVEST

Administered by VIVEST, the sponsor's contributions correspond to the result obtained by applying a percentage of 100% to the basic contribution made by the participant.

As of December 31, 2022, there were 58 participants (46 as of December 31, 2021).

F-133

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the financial statements Years ended December 31, 2022 and 2021 In thousands of reais, unless otherwise stated

(v)	Reconciliation of expenditures with pension plan obligations

	December 31, 2022	December 31, 2021	December 31, 2020

G1 Plan (i)	11,686	23,247	25,776
G0 Plan (ii)	78,779	66,587	110,810
Sabesprev Mais Plan (iii)	25,371	22,406	21,700
VIVEST Plan (iv)	326	160	58
Subtotal	116,162	112,400	158,344
Expenses capitalized in assets	(3,359)	(4,118)	(4,904)
Other	5,689	5,527	5,841
Pension plan obligations (Note 29)	118,487	113,809	159,281

23	Services payable

This line records the balances payable, mainly from services received from third parties, such as the supply of electric power, reading of hydrometers and delivery of water and sewage bills, cleaning, surveillance and security services, collection, legal counsel services, audit, marketing, and advertising and consulting services, among others. The amounts payable to the municipal governments related to transfers provided for in the concession agreements are also recorded. The balances as of December 31, 2022 and 2021 were R$ 723,242 and R$ 469,027, respectively.

F-134

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the financial statements Years ended December 31, 2022 and 2021 In thousands of reais, unless otherwise stated

24	Equity

(a)	Share capital

As of December 31, 2022 and 2021, the authorized and fully subscribed and paid-in capital, totaling R$ 15,000,000, was composed of 683,509,869 registered, book-entry common shares with no par value, as follows:

	December 31, 2022		December 31, 2021
	Number of shares	%	Number of shares	%
São Paulo State	343,506,664	50.3	343,506,664	50.3
Other shareholders
In Brazil (1)	257,339,417	37.6	234,965,971	34.4
Abroad (2)	82,663,788	12.1	105,037,234	15.3

Total	683,509,869	100.0	683,509,869	100.0

(1)	As of December 31, 2022, the common shares traded in Brazil were held by 31,351 shareholders. It includes six shares held by Cia Paulista de Parcerias – CPP, a company controlled by the São Paulo State Government.
(2)	Shares traded as American Depositary Receipts (ADR) on the New York Stock Exchange, through The Bank New York Mellon, the depositary bank of the Company’s ADRs.

(b)	Distribution of earnings

Shareholders are entitled to a minimum mandatory dividend of 25% of the net income, adjusted according to Brazilian Corporation Law. No interest is accrued on approved dividends, and the amounts not claimed within three years from the date of the General Meeting that approved them will mature in favor of the Company.

	2022	2021
Net income for the year	3,121,267	2,305,869
(-) Legal reserve - 5%	156,063	115,293

	2,965,204	2,190,576

Minimum mandatory dividend – 25%	741,301	547,645
Dividend per share	1.08455	0.80122

As of April 28, 2022, the General Shareholders’ Meeting approved the distribution of complementary minimum dividends totaling R$ 96,700, for 2021. Therefore, the amount of R$ 55,631 related to the surplus of the minimum

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Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the financial statements Years ended December 31, 2022 and 2021 In thousands of reais, unless otherwise stated

mandatory dividends of 25%, defined in the Bylaws, recorded in the equity of 2021 under “Complementary minimum dividends” was transferred to current liabilities and payment started in June 2022.

The Company proposed, ad referendum of the 2023 Annual Shareholders’ Meeting, dividends as interest on capital totaling R$ 741,301 (R$ 547,645 in 2020) and complementary minimum dividends in the amount of R$ 130,857 (R$ 96,700 in 2020), totaling R$ 872,158 (R$ 644,345 in 2020), corresponding to R$ 1.2760 per common share (R$ 0.9427 in 2021), to be resolved at the General Meeting to be held on April 27, 2023. The amount of R$ 130,857 (R$ 96,700 in 2021) was reclassified in Equity under “Complementary minimum dividends”, which includes withholding income tax of R$ 53,930 (R$ 41,069 in 2021).

The Company charged interest on capital to minimum dividends by its net withholding income tax. The amount of R$ 53,930 (R$ 41,069 in 2021) referring to withholding income tax was recognized in current liabilities, to comply with tax liabilities related to the credit of interest on capital.

The balance payable of interest on capital as of December 31, 2022, of R$ 741,725 (R$ 548,006 in 2021), refers to the amount of R$ 741,301 (R$ 547,645 in 2021) declared in 2022, net of withholding income tax, and R$ 424 declared in prior years (R$ 361 in 2021).

(c)	Legal reserve

Profit reserve - legal reserve: created by allocating 5% of the net income for the year up to the limit of 20% of the share capital. The Company may not create the legal reserve in the year in which the balance of this reserve, plus the amount of the capital reserves, exceeds 30% of the share capital. The purpose of the legal reserve is to ensure the integrity of the share capital. It can only be used to offset losses or increase capital, not to pay dividends.

(d)	Investment reserve

Profit reserve - investment reserve: specifically created from the portion corresponding to the own resources that will be allocated to the expansion of the water supply and sewage systems, based on a capital budget approved by Management.

As of December 31, 2022 and 2021, the balances of the investment reserve were R$ 10,390,535 and R$ 8,297,489, respectively.

According to paragraph four of article 49 of the Bylaws, the Board of Directors may propose to the General Meeting that the remaining balance of the profit for the year, net legal reserve, and minimum mandatory dividend, be allocated to the creation of an investment reserve that will meet the following criteria:

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Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the financial statements Years ended December 31, 2022 and 2021 In thousands of reais, unless otherwise stated

I-	its balance, together with the balance of the other profit reserves, except for the reserves for contingency and unrealized profit, may not exceed the share capital; and
II-	the purpose of the reserve is to ensure the investment plan and its balance may be used:

a) in the absorption of losses, whenever necessary;

b) in the distribution of dividends, at any time;

c) in transactions for the redemption, refund, or purchase of shares, authorized by law; and

d) in the incorporation of the share capital.

(e)	Allocation of the profit for the year

		2022
Net income
(+)	Profit for the year	3,121,267
(-)	Legal reserve - 5%	156,063
(-)	Minimum mandatory dividends	741,301
(-)	Complementary minimum dividends	130,857
Investment reserve		2,093,046

Management will send for approval by the General Meeting a proposal to transfer the retained earnings, totaling R$ 2,093,046 to the Investment Reserve account, to meet the investment needs provided for in the Capital Budget.

(f)	Retained earnings

The statutory balance of this account is zero because all retained earnings must be allocated to a profit reserve.

(g)	Other comprehensive loss

Gains and losses arising from changes in actuarial assumptions are accounted for as equity valuation adjustments, net of the effects of income tax and social contribution. See Note 22 (b) for the breakdown of the amounts recorded in 2022 and 2021.

	G1 Plan	G0 Plan	Total

Balance on December 31, 2021	212,114	(165,740)	46,374
Actuarial gains/(losses) of the year (Note 22)	(30,497)	161,766	131,269
Balance on December 31, 2022	181,617	(3,974)	177,643

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Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the financial statements Years ended December 31, 2022 and 2021 In thousands of reais, unless otherwise stated

25	Earnings per share

Basic and diluted

Basic earnings per share are calculated by dividing the equity attributable to owners by the weighted average number of outstanding common shares during the year. The Company does not have potentially dilutive common shares outstanding or debts convertible into common shares. Accordingly, basic and diluted earnings per share are equal.

	2022	2021

Profit attributable to the Company’s owners	3,121,267	2,305,869
Weighted average number of common shares issued	683,509,869	683,509,869

Basic and diluted earnings per share (reais per share)	4.57	3.37

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Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the financial statements Years ended December 31, 2022 and 2021 In thousands of reais, unless otherwise stated

26	Operating segment information

The Company’s Management, composed of the Board of Directors and the Executive Board, has determined the operating segment used to make strategic decisions, such as sanitation services.

Result

	2022
	Sanitation (i)	Reconciliation to the income statement (ii)	Balance according to the financial statements
Gross operating revenue	18,629,959	4,863,752	23,493,711
Gross sales deductions	(1,437,991)	-	(1,437,991)
Net operating revenue	17,191,968	4,863,752	22,055,720
Costs, selling, general, and administrative expenses	(12,689,051)	(4,754,383)	(17,443,434)
Income from operations before other operating expenses, net and equity accounting	4,502,917	109,369	4,612,286
Other operating income (expenses), net			8,327
Equity accounting			24,551
Financial result, net			(372,414)
Income from operations before taxes			4,272,750
Depreciation and amortization	(2,450,849)	-	(2,450,849)

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Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the financial statements Years ended December 31, 2022 and 2021 In thousands of reais, unless otherwise stated

	2021
	Sanitation (i)	Reconciliation to the income statement (ii)	Balance according to the financial statements
Gross operating revenue	16,304,206	4,376,739	20,680,945
Gross sales deductions	(1,189,884)	-	(1,189,884)
Net operating revenue	15,114,322	4,376,739	19,491,061
Costs, selling, general, and administrative expenses	(11,115,383)	(4,278,337)	(15,393,720)
Income from operations before other operating expenses, net and equity accounting	3,998,939	98,402	4,097,341
Other operating income (expenses), net			(21,841)
Equity accounting			22,079
Financial result, net			(927,423)
Income from operations before taxes			3,170,156
Depreciation and amortization	(2,253,322)	-	(2,253,322)

(i)	See Note 33 for further information about non-cash items, other than depreciation and amortization that impact segment results, and for additional information on long-lived assets.
(ii)	Construction revenue and related costs are not reported to the CODM. Revenue from construction is recognized under ICPC 01 (R1) / IFRIC 12 (Concession Agreements) and CPC 47/IFRS 15 (Revenue from Contracts with Customers), as all performance obligations are met over time. See Note 14 (b) for further information.

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Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the financial statements Years ended December 31, 2022 and 2021 In thousands of reais, unless otherwise stated

27	Insurance

The Company has insurance that covers, among others, fire and other damage to its assets and office buildings, and liability insurance against third parties. It also has civil liability insurance for the members of the Board of Directors and Executive Board (“D&O insurance”) and guarantee insurance for escrow deposit (as described in Note 20 (f)) and traditional guarantee insurance. Insurance is contracted through bidding processes that allow for the participation of the main Brazilian and international insurance companies operating in Brazil.

The risk assumptions adopted, given their nature, are not within the scope of a financial statement audit and consequently have not been examined by independent auditors contracted by the Company.

As of December 31, 2022, the Company’s insurance was as follows:

Amount Insured

Specified risks – fire	2,185,827
Engineering risks	2,275,490
Guarantee insurance for escrow deposit and traditional guarantee (*)	600,000
Civil liability – D&O (Directors and Officers)	100,000
Civil liability – construction works	149,630
Civil liability – operations	15,000
Other	29,038
Total	5,354,985

(*) SABESP has an agreement that allows issuing policies that total such insured amount. Of the total, R$ 167.8 million in policies with guarantee insurance were issued.

28	Operating revenue

(a)	Revenue from sanitation services:

	2022	2021

Metropolitan Region of São Paulo	13,318,803	11,529,229
Regional Systems	5,311,156	4,774,977
Total	18,629,959	16,304,206

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Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the financial statements Years ended December 31, 2022 and 2021 In thousands of reais, unless otherwise stated

(b)	Reconciliation from gross operating income to net operating income:

	2022	2021

Revenue from sanitation services (i)	18,629,959	16,304,206
Construction revenue	4,863,752	4,376,739
Sales tax	(1,363,628)	(1,121,905)
Regulatory, Control, and Oversight Fee (TRCF)	(74,363)	(67,979)
Net revenue	22,055,720	19,491,061

(i) Includes R$ 92,232 from the TRCF charged from customers in 2022 (R$ 80,329 in 2021), from the municipalities regulated by ARSESP.

29	Operating costs and expenses

	2022	2021
Operating costs
Salaries, payroll charges, and benefits	(2,285,765)	(2,026,202)
Pension plan obligations	(29,796)	(36,771)
Construction costs (Note 26)	(4,754,383)	(4,278,337)
General supplies	(369,381)	(314,111)
Treatment supplies	(598,993)	(364,542)
Outsourced services	(1,724,347)	(1,517,196)
Electricity	(1,497,644)	(1,462,776)
General expenses	(831,503)	(717,352)
Depreciation and amortization	(2,259,091)	(2,082,755)
	(14,350,903)	(12,800,042)

Selling expenses
Salaries, payroll charges, and benefits	(306,864)	(265,435)
Pension plan obligations	(4,021)	(4,868)
General supplies	(7,121)	(7,976)
Outsourced services	(418,632)	(343,763)
Electricity	(1,001)	(1,340)
General expenses	(107,313)	(136,107)
Depreciation and amortization	(67,015)	(66,390)
	(911,967)	(825,879)

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Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the financial statements Years ended December 31, 2022 and 2021 In thousands of reais, unless otherwise stated

Bad debt expense, net of recoveries (Note 10 (c))	(782,057)	(643,730)

Administrative expenses
Salaries, payroll charges, and benefits	(284,562)	(250,557)
Pension plan obligations	(84,670)	(72,170)
General supplies	(23,664)	(11,209)
Outsourced services	(250,293)	(250,801)
Electricity	(1,896)	(1,715)
General expenses	(548,626)	(357,564)
Depreciation and amortization	(124,743)	(104,177)
Tax expenses	(80,053)	(75,876)
	(1,398,507)	(1,124,069)

Operating costs and expenses
Salaries, payroll charges, and benefits	(2,877,191)	(2,542,194)
Pension plan obligations (Note 22 (v))	(118,487)	(113,809)
Construction costs (Note 26)	(4,754,383)	(4,278,337)
General supplies	(400,166)	(333,296)
Treatment supplies	(598,993)	(364,542)
Outsourced services	(2,393,272)	(2,111,760)
Electricity	(1,500,541)	(1,465,831)
General expenses	(1,487,442)	(1,211,023)
Depreciation and amortization	(2,450,849)	(2,253,322)
Tax expenses	(80,053)	(75,876)
Bad debt expense, net of recoveries (Note 10 (c))	(782,057)	(643,730)
	(17,443,434)	(15,393,720)

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Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the financial statements Years ended December 31, 2022 and 2021 In thousands of reais, unless otherwise stated

30	Financial income (expenses)

	2022	2021
Financial expenses
Interest and charges on borrowings and financing – local currency	(954,744)	(517,235)
Interest and charges on borrowings and financing – foreign currency	(47,139)	(46,793)
Other financial expenses	(364,117)	(315,013)
Inflation adjustment on borrowings and financing	(190,202)	(225,791)
Other inflation adjustments	(183,966)	(172,632)
Interest and inflation adjustment on provisions	(216,098)	(170,831)
Total financial expenses	(1,956,266)	(1,448,295)

Financial income
Inflation adjustment gains	541,516	198,907
Income on financial investments	417,129	150,632
Interest income	195,274	145,866
Cofins and Pasep	(62,405)	(23,038)
Other	17	41
Total financial income	1,091,531	472,408

Financial income (expenses), net of exchange variation	(864,735)	(975,887)

Exchange gain (losses)
Exchange rate changes on borrowings and financing	491,918	48,522
Exchange rate changes on assets	301	(36)
Other exchange rate changes	102	(22)
Exchange rate changes, net	492,321	48,464

Financial income (expenses), net	(372,414)	(927,423)

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Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the financial statements Years ended December 31, 2022 and 2021 In thousands of reais, unless otherwise stated

31	Other operating income (expenses), net

	2022	2021

Other operating income, net	64,638	71,877
Other operating expenses	(56,311)	(93,718)

Other operating income (expenses), net	8,327	(21,841)

Other operating income includes revenue from the sale of property, plant and equipment, contracts awarded in public bids, right to sell electricity, indemnities and reimbursement of expenses, fines and guarantees, property leases, reuse water, PURA projects and services, net of Cofins and Pasep.

Other operating expenses usually record the derecognition of concessions assets due to obsolescence, discontinued construction works, unproductive wells, projects considered economically unfeasible, losses on property, plant and equipment, estimated losses, and operational assets indemnification.

32	Commitments

The Company has agreements to manage and maintain its activities, as well as to build new projects aiming at achieving the objectives proposed in its target plan. The main unrecognized committed amounts as of December 31, 2022, are as follows:

	1 year	1-3 years	3-5 years	More than 5 years	Total
Contractual obligations – Expenses	1,476,267	1,379,448	271,242	657,401	3,784,358
Contractual obligations - Investments	3,091,768	3,125,523	1,153,532	172,782	7,543,605
Total	4,568,035	4,504,971	1,424,774	830,183	11,327,963

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Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the financial statements Years ended December 31, 2022 and 2021 In thousands of reais, unless otherwise stated

33	Supplemental cash flow information

	2022	2021

Total additions to contract assets (Note 14)	5,240,528	4,759,789
Total additions to intangible assets (Note 15 (b))	75,400	172,961

Items not affecting cash (see breakdown below)	(1,765,391)	(1,236,081)

Total additions to intangible and contract assets according to the statement of cash flows	3,550,537	3,696,669

Investments and financing operations affecting intangible assets but not cash:
Interest capitalized in the year (Note 14 (a))	622,803	300,792
Contractors payable	414,645	218,523
Performance agreements	576,392	478,177
Right of use	42,182	140,187
Construction margin (Note 26)	109,369	98,402
Total	1,765,391	1,236,081

34	Events after the reporting period

●	Replacement of the CEO

On January 12, 2023, the Board of Directors elected Mr. André Gustavo Salcedo Teixeira Mendes as CEO of the Company, replacing Mr. Benedito Pinto Ferreira Braga Junior. Additionally, under paragraph 2 of article 8 and article 12 of the Bylaws, Mr. André Gustavo Salcedo Teixeira Mendes will be part of the Board of Directors as long as he holds office as CEO.

●	Election of new Executive Board members

At a meeting held on January 30, 2023, the new members elected for the Executive Board were:

(i) Mr. Bruno Magalhães D’Abadia, as Technology, Project, and Environment Officer, to replace Mr. Alceu Segamarchi Junior;

(ii) Mr. Roberval Tavares de Souza, as Regional Systems Officer, to replace Mr. Antônio Carlos Teixeira;

(iii) Ms. Paula Alessandra Bonin Costa Violante, as Metropolitan Officer, to replace Mr. Ricardo Daruiz Borsari.

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Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the financial statements Years ended December 31, 2022 and 2021 In thousands of reais, unless otherwise stated

Furthermore, on February 9, 2023, the Board of Directors elected new members for the Executive Board:

(i) Ms. Catia Cristina Teixeira Pereira, as Chief Economic, Financial, and Investor Relations Officer, as of March 1, 2023;

(ii) Ms. Sabrina de Menezes Correa Furstenau Sabino, as Chief Corporate Management Officer.

Finally, further to the Material Fact disclosed on January 30, 2023, the Company informs that the Board of Directors rectified the resolution regarding the positions to be held on the Executive Board on that date, whereby the Executive Officers elected at that meeting will now be responsible for the following Offices:

●	Mr. Bruno Magalhães D’Abadia, Regional Systems Board
●	Mr. Roberval Tavares de Souza, Metropolitan Board
●	Ms. Paula Alessandra Bonin Costa Violante, Technology, Project, and Environment Board
●	Amendment to the Extraordinary Tariff Revision

On February 16, 2023, the São Paulo State Utility Services Regulatory Agency (ARSESP) approved an amended schedule of the Extraordinary Tariff Revision, as follows:

Stages	Date
Publication of the Preliminary Technical Note of SABESP’s Extraordinary Tariff Revision	12/22/2022
Public Consultation	12/22/2022 to 01/06/2023
Public Hearing	01/05/2023
Publication of the Detailed Report	03/06/2023
Publication of the Final Technical Note and Resolution of SABESP’s Extraordinary Tariff Revision	Until 04/08/2023

F-147

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Executive Officers’ Statement on the Financial Statements

STATEMENT

The Executive Officers of Companhia de Saneamento Básico do Estado de São Paulo - SABESP, with Corporate Taxpayers’ ID (CNPJ/MF) number 43.776.517/0001-80, headquartered at Rua Costa Carvalho, nº 300, Pinheiros, São Paulo, declare that, according to paragraph 1 of article 25, item VI of CVM Instruction 480, of December 7, 2009, that:

They reviewed, discussed, and agreed with the financial statements for the year ended December 31, 2022.

São Paulo, March 23, 2023.

Companhia de Saneamento Básico do Estado de São Paulo – SABESP

André Gustavo Salcedo Teixeira Mendes

CEO

Catia Cristina Teixeira Pereira

Chief Economic, Financial, and Investor Relations Officer

Sabrina de Menezes Correa Furstenau Sabino

Corporate Management Officer

Paula Alessandra Bonin Costa Violante

Technology, Project, and Environment Officer

Roberval Tavares de Souza

Metropolitan Officer

Bruno Magalhães D’Abadia

Regional Systems Officer

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Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Executive Officers’ Statement on the Report of Independent Registered Public Accounting Firm

STATEMENT

The Executive Officers of Companhia de Saneamento Básico do Estado de São Paulo - SABESP, with Corporate Taxpayers’ ID (CNPJ/MF) number 43.776.517/0001-80, headquartered at Rua Costa Carvalho, nº 300, Pinheiros, São Paulo, declare that, according to paragraph 1 of article 25, item V of CVM Instruction 480, of December 7, 2009:

They reviewed, discussed, and agreed with the Report of Independent Registered Public Accounting Firm on the financial statements for the year ended December 31, 2022.

São Paulo, March 23, 2023.

Companhia de Saneamento Básico do Estado de São Paulo – SABESP

André Gustavo Salcedo Teixeira Mendes

CEO

Catia Cristina Teixeira Pereira

Chief Economic, Financial, and Investor Relations Officer

Sabrina de Menezes Correa Furstenau Sabino

Corporate Management Officer

Paula Alessandra Bonin Costa Violante

Technology, Project, and Environment Officer

Roberval Tavares de Souza

Metropolitan Officer

Bruno Magalhães D’Abadia

Regional Systems Officer

F-149

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

FISCAL COUNCIL’S REPORT

All members of the Fiscal Council of COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP, undersigned hereinbelow, within their duties and legal responsibilities, analyzed the Financial Statements, the Annual Management Report, and the Management Proposal for the Allocation of Income, for the fiscal year ended December 31, 2022, and, based on analysis conducted by Management and the Audit Committee, also considering the unqualified Report of Independent Registered Public Accounting Firm Grant Thornton Auditores Independentes dated March 23, 2023, declare that the aforementioned documents are in a condition to be analyzed by the Annual Shareholders’ Meeting.

São Paulo, March 23, 2023.

EDSON TOMAZ DE LIMA FILHO	FÁBIO BERNACCHI MAIA
IZADORA RODRIGUES N. SIMÕES	JOÃO HENRIQUE POIANI
MARIA ELVIRA LOPES GIMENEZ

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Companhia de Saneamento Básico do Estado de São Paulo - SABESP

SUMMARIZED ANNUAL REPORT OF THE STATUTORY AUDIT COMMITTEE - 2022

To the Board of Directors of

Companhia de Saneamento Básico do Estado de São Paulo

1.	PRESENTATION

The Statutory Audit Committee (Committee) of Companhia de Saneamento Básico do Estado de São Paulo – SABESP is a body created at the Board of Directors’ Meeting of June 26, 2006, and is composed of three independent members of the Board of Directors. Under the U.S. Securities and Exchange Commission (SEC), the Committee performs its duty as SABESP’s Audit Committee, according to the provisions of the Sarbanes-Oxley Act.

The Committee reports to the Board of Directors and acts independently in the performance of its duties, working as an auxiliary and advisory body, without decision-making power or executive responsibilities. The Committee’s duties and responsibilities are performed in compliance with the applicable legal, statutory, and regulatory attributions. The Committee is responsible for reviewing and monitoring, within its capacity of supervising, the preparation processes and the publication of financial and audit reports.

The Committee’s assessments are based on information received from Management, independent auditors, internal audit, those in charge of risk management and internal controls, and its own analyses resulting from its oversight and monitoring duties.

At the Annual and Extraordinary Shareholders’ Meeting held on April 27, 2022, Messrs. Eduardo de Freitas Teixeira, Francisco Vidal Luna, and Wilson Newton de Mello Neto were elected as independent members of the Board of Directors and members of the Statutory Audit Committee, and Mr. Eduardo de Freitas Teixeira was appointed the Committee’s Coordinator. As of December 29, 2022, Mr. Eduardo de Freitas Teixeira delivered a letter resigning from the position of member of the Board of Directors and Audit Committee, dated December 28, 2022. At the Board of Directors’ meeting of January 19, 2023, the Board member and Audit Committee member, Francisco Vidal Luna, was appointed to act as Coordinator of the Audit Committee.

2.	ACTIVITIES PERFORMED IN THE PERIOD

From March 23, 2022 to March 23, 2022, the Committee held 24 formal meetings with the executive officers, supervisors, managers, other employees, internal auditors, independent auditors, and occasional guests. It is worth noting that of these meetings, four were held together with the Fiscal Council.

The main activities performed by the Committee were:

●	Review, approval, and supervision of the Internal Audit’s work annual plan;

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Companhia de Saneamento Básico do Estado de São Paulo - SABESP
●	Monitoring the provisions and legal contingencies;
●	Monitoring the corporate risk management;
●	Monitoring compliance activities;
●	Assessment and monitoring of Internal Controls efficacy;
●	Whistleblower Channel: Monitoring verifications and complaints;
●	Oversight of the independent auditors’ performance;
●	Monitoring of the Ethics Committee’s activities;
●	Monitoring of implementation of action plans, deriving from recommendations of Internal Audit and Independent Auditors;
●	Identification and recommendation on processes improvement, during discussions with several areas involved, as well as the monitoring of these recommendations’ implementations;
●	Review of the Sustainability Report;
●	Monitoring the preparation process of financial statements;
●	Review of the Quarterly Information (ITR), Annual Management Report, Financial Statements, Reference Form, 20-F Form, and Report on the Brazilian Corporate Governance Code; and
●	Assessment and monitoring of the adequacy of Related-party Transactions.

In addition, the Committee invited representatives from several areas to monitor the following items: (i) Accounts receivable; (ii) cash flow evolution; (iii) works of the Permanent Commission for the Evaluation of Amounts Involved in Environmental Contingencies; (iv) Sabesprev – Social Security Plans; (v) Project SiiS – Sabesp’s Integrated Information System (Implantation of Net@ - Commercial System); (vi) Information Security; (vii) Special Purpose Entities – SPE (related parties); among others.

Additionally, the Committee members, the Company’s Management, and the Internal and Independent Audit made conference calls or calls via other means of communication to discuss specific aspects related to the Committee’s responsibilities.

3.	RECOMMENDATIONS TO IMPROVE BUSINESS PROCESSES

At the meetings held in the aforementioned periods with managers of the Company’s areas, several recommendations were given for improvement actions in control processes and business management. The pending issues and related replies to the proposed actions are duly recorded in the minutes. The Committee periodically monitors the implementation of these improvements and the adjustments suggested.

4.	ASSESSMENT OF THE EFFECTIVENESS OF INTERNAL CONTROL SYSTEMS

The methodology adopted by SABESP to analyze the internal controls complies with the Internal Control - Integrated Framework, defined by The Committee of Sponsoring Organizations of the Treadway Commission (COSO) and the Sarbanes-Oxley Act.

SABESP’s Management is liable for designing and implementing internal control policies, processes, and practices to enable the safeguarding of assets, the appropriate recognition of liabilities, the adhesion to the rules, integrity, and accuracy of information.

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Companhia de Saneamento Básico do Estado de São Paulo - SABESP

The Internal Audit is liable for assessing the level of service or observance by all SABESP’s areas, internal control procedures, and practices and if they have been effectively applied.

The Audit Committee supervised the activities related to the implementation and evaluation of internal controls through presentations by the areas responsible for controls and the findings reported by the Internal and Independent Auditors.

5.	ASSESSMENT OF THE EFFECTIVENESS OF INTERNAL AND INDEPENDENT AUDITS

The Committee also maintains a regular channel of communication with internal and independent auditors, allowing a broad discussion on their work results, the accounting aspects, and relevant internal controls, and as a result, it assesses as fully satisfactory the volume and the quality of the information provided by these professionals, who support their opinion on the adequacy and integrity of internal controls systems and the financial statements.

The Committee monitored the activities carried out by Internal and Independent Auditors, whether through periodic meetings, or review of reports issued. Accordingly, the Committee positively assesses the coverage and the quality of works performed by Internal and Independent Auditors, concerning the financial statements for the fiscal year ended December 31, 2022.

During the performance of works, the Committee did not identify any situation that could affect the objectivity and independence of Grant Thornton concerning SABESP. Therefore, according to the Audit Committee’s Charter, the Committee informs the Board of Directors that it is not aware of any type of relationship between Grant Thornton and SABESP that may have affected its independence in performing the independent audit of the financial statements for the fiscal year ended December 31, 2022.

No relevant divergences between SABESP’s Management, the Independent Registered Public Accounting Firm, Grant Thornton, and the Audit Committee itself have been identified concerning the financial statements for the fiscal year ended December 31, 2022.

6.	INTERNAL AUDIT’S STRUCTURE ADEQUACY AND BUDGET

The Audit Committee assessed the structure and budget of the Internal Audit, which were considered appropriate for the performance of its activities.

7.	EVALUATION OF THE QUALITY OF THE FINANCIAL STATEMENTS

Management is responsible for defining and implementing the information systems that produce Sabesp’s financial statements, under Brazilian Corporation Law, accounting practices, standards issued by the Brazilian Securities Exchange Commission (CVM), and International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB), and, for being listed on the New York Stock Exchange (NYSE), compliance with the standards issued by the U.S. Securities and Exchange Commission - SEC, and the Sarbanes-Oxley Act.

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Companhia de Saneamento Básico do Estado de São Paulo - SABESP

The Committee held meetings on several occasions with those in charge of the accounting department to analyze the procedures, which involved the process of drawing up the financial statements for the fiscal year ended December 31, 2022, as well as the respective quarterly information.

Finally, it discussed with independent auditors the results of works and their conclusions on the auditing of the referred financial statements, whose report is unqualified. The main issues discussed also referred to the accounting practices adopted in Brazil, as well as recommendations and other notes to internal controls and the presentation of the financial statements.

The Committee verified that the financial statements are appropriate concerning the accounting practices and Brazilian Corporation Law, as well as the standards issued by the Brazilian Securities and Exchange Commission (CVM) and International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB), and the standards issued by SEC and the Sarbanes-Oxley Act.

8.	CONCLUSIONS

The Committee’s opinions and judgments rely on information provided by Sabesp, especially from Management, the Accounting and Legal Superintendencies, Internal Audit, Risk and Compliance Management, and other oversight boards, in addition to the Independent Auditors. The Committee considers that all relevant issues it took cognizance of were fairly reported in the Financial Statements for the year ended December 31, 2022, accompanied by the Unqualified Independent Auditor’s Report. Therefore, the Committee advises the Board of Directors to approve the aforementioned audited Financial Statements.

São Paulo, March 23, 2023.

Francisco Vidal Luna Coordinator	Wilson Newton de Mello Neto Member

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: April 6, 2023

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Catia Cristina Teixeira Pereira
Name: Catia Cristina Teixeira Pereira Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.